

HYPOTHEKENBANK IN ESSEN AG


05008794

Hypothekenbank in Essen AG ♦ Postfach 101861 ♦ 45018 Essen ♦ Germany


SEC MAIL
RECEIVED
PROCESSING
MAY 31 2005
WASH. D.C.
213
SECTION

Gildehofstrasse 1
45127 Essen
Germany
www.essenhyp.com
info@essenhyp.com
Tel.: +49 201 8135-0
Fax: +49 201 8135-200

Bank Details:
Deutsche Bundesbank
Filiale Essen
Account No.: 360 096 10
BIC Code: HYES DE 3E

Commerzbank AG
Bank Code 360 400 39
Account No.: 177 64 75

**Registered Letter / Advice of Delivery**

**Securities and Exchange Commission**
Office of International Corporate Finance
Room 3099
450 Fifth Street, NW
Washington D.C. 20549
United States

| Your ref. | Your message | Our ref. | Extension | Essen |
|---|---|---|---|---|
| | | UM | -486 | 24.05.05 |

SUPPL

**File No. 824883 – Frequent Issuer Status of Hypothekenbank in Essen AG**

Dear Sir or Madam,

Please find enclosed Essen Hyp's website as of April 30, 2005 (English version) and the Program of the 4 th Capital Market Conference June 15-16, 2005.
We send you this information in order to fulfill our obligations for the frequent issuer status of Hypothekenbank in Essen AG / Germany.

We would be obliged if you could confirm that you have received this information by returning the enclosed answer form to us.

PROCESSED
JUN 09 2005
THOMSON
FINANCIAL

Thank you very much for your assistance.

Yours faithfully,





Hypothekenbank in Essen
Aktiengesellschaft



4th Capital Market Conference June 15 – 16, 2005

4. Kapitalmarktkonferenz 15. – 16.6.2005






4TH CAPITALMARKETCONFERENCE

Hosted by Essen Hyp

Dear Sir or Madam,

Over the years, the International Capital Market Conference of Hypothekenbank in Essen AG has become an established forum for the German *Pfandbrief*. We are pleased to continue the tradition of an open dialogue this year.
One key issue to be looked at will certainly be the new *Pfandbrief* Act, which comes into effect shortly after the end of our conference. Since it was founded in 1987, Hypothekenbank in Essen AG has made a major contribution in establishing Jumbos and Globals as an attractive investment – and in increasing their quality standards. Our success in this business segment made us one of the biggest private issuers worldwide.
Demand from international investors for covered bonds has kept increasing. This is why several countries now launch covered bonds that are modeled on the German *Pfandbrief*.

Consequently, our discussions will focus on developing joint strategies to preserve and strengthen the *Pfandbrief*'s position as an attractive investment, combining attractive yields and low risk.
This year's conference will cover topical issues, such as true sales, public-private partnerships and funding opportunities. Capital market executives, analysts, investment specialists, experts and investors from all over the world will share their views on the international capital markets and global economic developments in several lectures and discussion panels. Issues to be covered include current interest and exchange rate developments, the economic outlook, Islamic finance, niche markets and structured bonds.
We look forward to interesting discussions and wish you an exciting conference.
*Hypothekenbank in Essen AG*

Sehr geehrte Damen, sehr geehrte Herren,

die internationale Kapitalmarktkonferenz der Hypothekenbank in Essen AG gilt inzwischen als weltweit etabliertes Forum für den deutschen Pfandbrief. Wir freuen uns, dass wir auch in diesem Jahr unsere Tradition des offenen Dialogs fortsetzen dürfen.
Im Mittelpunkt des aktuellen Interesses wird sicherlich das neue Pfandbriefgesetz stehen, welches wenige Tage nach unserer Konferenz in Kraft treten wird. Seit ihrer Gründung 1987 hat die Hypothekenbank in Essen AG zur Etablierung und Qualitätssteigerung der Jumbo- und Global-Pfandbriefe beigetragen. Durch unseren Erfolg in dieser Finanzierungsform sind wir inzwischen zu einem der größten privaten Emissionshäuser in diesem Bereich aufgestiegen. Die internationale Nachfrage nach gedeckten Schuldtiteln steigt weiter und andere Länder orientieren sich zur Deckung dieses Bedarfs in ihrer Produktentwicklung am Vorbild des deutschen Pfandbriefs.
Daher gilt es, gemeinsame Strategien zu entwickeln, wie wir die Refinanzierung mit dem Pfandbrief als Kombination aus Sicherheit und Rendite weiter stärken und ausbauen können.



Our Capital Market Conference is designed for:
Die Konferenz richtet sich an:
Chief Investment Officers, Credit Analysts, Pension Fund Managers, Research Specialists, Fixed Income Portfolio Managers, Asset Backed Portfolio Managers, Commercial Bankers, Investment Bankers

In diesem Jahr haben wir die aktuellen Themen aus den Bereichen True Sales, Public-Private Partnerships und Refinanzierungsmöglichkeiten auf die Agenda gesetzt. In mehreren Vorträgen und Diskussionsrunden werden Fach- und Führungskräfte aus dem internationalen Kapitalmarktgeschäft, Analysten, Investment-Experten, Wissenschaftler und Investoren zu den internationalen Kapitalmärkten und der weltwirtschaftlichen Entwicklung Position beziehen. Im Fokus stehen hier Themen zur aktuellen Zins- und Währungsentwicklung, zu Konjunkturaussichten, zu Möglichkeiten in islamischer Finanzierung und in Nischenmärkten sowie strukturierte Produkte im Anleihebereich.
Wir freuen uns auf interessante Gespräche und wünschen Ihnen einen erfolgreichen Tagungsverlauf.
*Hypothekenbank in Essen AG*



Given that the German *Pfandbrief* is seen as a benchmark on the European covered bond market, new products in this segment tend to be modeled on *Pfandbriefe.* Since it was founded in 1987, Hypothekenbank in Essen AG has made a major contribution in establishing the *Pfandbrief* as an attractive investment – and in increasing its high quality standards. The tremendous success of the *Pfandbrief* made us one of the most important private issuers in this business segment. Today, the *Pfandbrief* has by far the biggest share in the European bond market.

Im europäischen Marktsegment der Covered Bonds gelten deutsche Pfandbriefe als Benchmark und dienen als Vorbild bei der Entwicklung neuer Produkte. Zur Etablierung und Qualitätssteigerung der Jumbo- und Global-Pfandbriefe hat die Hypothekenbank in Essen AG seit ihrer Gründung 1987 beigetragen. Dank der großen Erfolge durch diese Form der Finanzierung zählen wir heute zu einem der größten privaten Emittenten von Pfandbriefen. In Europa bildet der Pfandbriefmarkt inzwischen das mit Abstand größte Anleihesegment.

## June 15, 2005

| Time | Hall 'Europa' |
|---|---|
| 19.00 | **Opening and Welcome**<br>Hubert Schulte-Kemper Chairman of the Board of Managing Directors, Hypothekenbank in Essen AG |
| 19.15 | **Guest Lecture**<br>Gyula Horn Former Prime Minister of the Republic of Hungary |
| 20.00 | **Dinner** |

## June 16, 2005

| Time | Room 1 |
|---|---|
| 9.00 – 9.15 | **Opening Words**<br>Hubert Schulte-Kemper Chairman of the Board of Managing Directors, Hypothekenbank in Essen AG |
| 9.15 – 9.30 | **Introduction to the New *Pfandbrief* Act**<br>**Einführung in das neue Pfandbriefgesetz**<br>Dr. Louis Hagen Executive Director, Association of German Mortgage Banks, Berlin |
| 9.30 – 10.45 | **Changes in the Mortgage Bank Sector**<br>**Veränderungen im Hypothekenbankbereich**<br>Thomas Happel Head of Division B3, BaFin, Bonn<br>Dr. Louis Hagen Executive Director, Association of German Mortgage Banks, Berlin<br>Gerald Dillenburg Internal Market Directorate-General, European Commission, Brussels<br>Andreas Denger Portfolio Manager, DeAM, Frankfurt<br>Dominique Linder Director, Portfolio Management Fixed Income, AGI, Munich<br>Presenter Horst Bertram Senior Director, Fitch Ratings, Frankfurt |
| 10.45 – 11.00 | **Coffee Break** |
| 11.00 – 12.00 | **Covered Bonds: Harmonization of International Issuance Conditions**<br>**Covered Bonds: Harmonisierung der internationalen Emissionsbedingungen**<br>Tim Skeet Head of European Bank Origination, ABN AMRO Bank, London<br>Claudio de Lucia Head of Fixed Income, Banca Intesa, Milan<br>Carlos Stilianopoulos Head of Capital Markets, Caja Madrid, Madrid<br>Stephen Lorimer Director of Debt Capital Markets, HBOS, London<br>Dr. Claudia Vortmüller Structured Finance Research, Commerzbank, Frankfurt<br>Presenter Mark Brown Reporter Euromoney, London |
| 12.00 – 13.30 | **Lunch** |
| 13.30 – 15.00 | **The Future Competitiveness of Germany as an Economic Location**<br>**Zukunftsfähigkeit des Wirtschaftsstandorts Bundesrepublik Deutschland**<br>Philipp Vorndran CEO Germany & Senior Investment Strategist, Credit Suisse Asset Management, Frankfurt<br>N/N<br>N/N<br>Presenter Manfred Erdenberger Journalist, Cologne |
| 15.00 – 15.15 | **Coffee Break** |

## Room 2

**Coffee Break**

**Investors' Forum: Increasing Pressure on Performance Coupled with Decreasing Credit Spreads**
**Investors' Forum: Steigender Ergebnisdruck bei sinkenden Risikoprämien**

Olivier Asselin Managing Director, Head of Short Term Fixed Income, Citigroup Asset Management, London
Dr. Dirk Klee Head of Business Development for Germany and Austria, PIMCO, Munich
Mark Durbiano, CFA, Head of Domestic Group, Federated, Boston
Siegfried Cordes Head of Fixed Income, Credit Suisse Asset Management, Frankfurt
Presenter Andrea Cünnen Financial Correspondent, Handelsblatt, Frankfurt

**Lunch**

**Coffee Break**

## Room 3

**Coffee Break**

**Public-Private Partnerships in Europe**
**Public-Private Partnerships in Europa**

Dr. Otmar M. Stöcker Managing Director, Association of German Mortgage Banks, Berlin
Dr. Heiko Stiepelmann Executive Director, German Construction Industry Federation, Berlin
Stefan Becker Federal Ministry of Transport, Building and Housing – Task Force PPP, Berlin
Hartmut Fischer Managing Director, VBD Consulting for Agencies, Berlin
Prof. Dr. Martin Meissner Partner, Latham&Watkins, Frankfurt
Presenter Jens Friedemann Editor, Frankfurter Allgemeine Zeitung, Frankfurt

**Lunch**

**Coffee Break**

June 16, 2005

| Time | Room 1 |
|---|---|
| 15.15 – 16.10 | **World Economic Forum – Overview of the G3 Currency Areas**<br>**World Economic Forum – Ein Überblick über die G3-Währungsgebiete**<br>Gary Schlossberg Chief Economist, Wells Fargo, San Francisco<br>Dr. Holger Schmieding Co-Head Euro Economics, Bank of America, London<br>Dr. Brendan Brown Chief Economist, Mitsubishi Securities, London |
| 16.15 – 16.45 | **America's Twin Deficits: Manageable Problems or Ticking Time Bombs?**<br>**Amerikas Zwillingsdefizit: Ein beherrschbares Problem oder eine tickende Zeitbombe?**<br>Dr. Nariman Behravesh Chief Economist, Global Insight, Lexington |
| 16.50 – 17.30 | **What Will We Get: Inflation, the Arch-Enemy of the Financial Markets, or Deflation, the Deadly Enemy of the Economy?**<br>**Kommt der Erzfeind (Inflation) der Finanzmärkte oder der Todfeind (Deflation) der Wirtschaft zurück?**<br>Roland Leuschel Author, Journalist, Brussels |
| 17.30 – 18.15 | **Success Factors in the EMTN Market**<br>**Erfolgskritische Faktoren im EMTN-Markt**<br>Marko Milos Associate EMTN Desk, Goldman Sachs, London<br>David Hinsley Head of EMTN Trading, Deutsche Bank, London<br>Ulrich Worms Head of FI/PS Origination D/A, Barclays Capital, Frankfurt<br>Richard Proudlouve Head of EMTN, Citigroup, London<br>Presenter Mike Tims CEO & Editor-in-Chief, MTN-I, London |
| 18.15 | **Closing Words**<br>Hubert Schulte-Kemper Chairman of the Board of Managing Directors, Hypothekenbank in Essen AG |
| | **Two Evening Events at Your Choice**<br>**Für den Abend zwei Veranstaltungen zur Auswahl** |
| from 19.00/ab 19.00 | **A: Oldie Party** Enjoy the band 'Die Zwei' and a dinner buffet in the Foyer of the Messe Essen Süd<br>**A: Oldie Party** Mit der Band „Die Zwei" und mit Buffet im Foyer der Messe Essen Süd |
| 19.30 | **B: From Opera and Concert** 'A Midsummer Night's Dream' in the Hall 'Europa' of the Messe Essen/Congress Center West. You will have the opportunity to join the Oldie Party at the end of the performance. The Foyer of the Messe Essen Süd is next to the Hall 'Europa'.<br>**B: Aus Oper und Konzert** „Sommernachtstraum" im Saal Europa der Messe Essen/Congress Center West. Es besteht die Möglichkeit, nach dem Opernabend noch an der Oldie Party teilzunehmen. (Das Foyer der Messe Essen Süd befindet sich direkt neben dem Saal Europa/Congress Center West) |

## Room 2

### Structured *Pfandbriefe*
### Strukturierte Pfandbriefe

Ted Packmohr Director, Covered Bonds Research, DrKW, Frankfurt
Hélène Heberlein Head of European Covered Bonds,
Fitch Ratings, London

### An Attempt to Understand the Low Levels of Growth, Inflation and Interest Rates – and Their Impact on the Future
### Der Versuch zu verstehen, warum Wachstum, Inflation und Zinsen so niedrig liegen – und was das für die Zukunft bedeutet

Dieter Wermuth Partner, Wermuth Asset Management, London

### The Role of the Euro in the World Capital Markets
### Die Rolle des Euro auf den weltweiten Kapitalmärkten

John A. Prestbo Editor Dow Jones Global Indexes,
The Wall Street Journal, New York

### Status Quo Analysis: EU Enlargement/Central and Eastern Europe
### Ist-Analyse: Osterweiterung/Mittel- und Osteuropa

Barbara Eberhardt Senior Portfolio Manager,
CFA, CEE Union-Invest, Frankfurt
Christian Schiweck Portfolio Manager,
Emerging Markets, DeAM, Frankfurt
Dr. Monica Mastroberardino Portfolio Manager,
Bank Vontobel, Zurich
Presenter Tamás David Research Budapest Economics,
Budapest

## Room 3

### True Sales: Germany Needs to Catch up
### True Sales: Nachholbedarf in Deutschland

Dr. Dieter Glüder Director Securitisation, KfW, Frankfurt
Uwe Wewel Head of Division,
Federal Ministry of Finance, Berlin
Dr. Hartmut Bechthold Managing Director,
TSI GmbH, Frankfurt
Nicolaus Trautwein Head of MBS & ABS
Origination, Commerzbank, Frankfurt
Presenter Markus Frühauf Editor, Börsenzeitung, Frankfurt

### Japan – Opportunities in Asia's Mature Giant
### Japan – Geschäftsmöglichkeiten in Asiens reifem Giganten

Dr. Jesper Koll Chief Japan Analyst, Merrill Lynch, Tokyo

### Determining the Optimal Trade Size for Fixed Income Investors
### Die Ermittlung der optimalen Ordergröße für Festanleger

Andrew Morton Managing Director, Co-Head Fixed Income,
Lehman Brothers, London

### Opportunities for Cooperating with Financial Service Providers from the Middle East: A Comparison of the Approaches Used in Conventional and Islamic Banking
### Möglichkeiten einer Kooperation mit Finanzdienstleistern aus dem Mittleren Osten. Vergleich der Denkansätze des herkömmlichen mit denen des islamischen Bankgeschäfts

Emad Al-Monayea Head of International Investment,
Kuwait Finance House, Kuwait
Christian Mouchbahani Chief Executive Officer, Dubai Bank, Dubai
Dr. Tomas Vrana Managing Director, ecmg AG, Essen

### From Opera and Concert, Program
### Aus Oper und Konzert, Programmübersicht

Werner Hansch Presentation

Daniel Lipton Conductor, Regine Hermann Soprano
Anke Sieloff Mezzo-soprano, Timothy Simpson Tenor
James Tolksdorf Baritone

EurOrchestra, Bottroper Chöre

Wolfgang Amadeus Mozart — **"Le Nozze di Figaro"** Overture
**"Don Giovanni"** Leporello's Register Aria
Georges Bizet — **"Carmen"** Habanera
Giacomo Puccini — **"Manon Lescaut"** Intermezzo
**"Tosca"** E lucevan le stelle – Vissi d'arte
Ruggiero Leoncavallo — **"I Pagliacci"** Intermezzo
Giuseppe Verdi — **"Nabucco"** Prisoner's Chorus
**"La Forza del Destino"** Overture
Giacomo Puccini — **"Madama Butterfly"** Flower Duet
Georges Bizet — **"Les Pêcheurs de Perles"** Au fond du temple saint
Pietro Mascagni — **"Cavalleria Rusticana"** Intermezzo sinfonico
Ludwig van Beethoven — **9th Symphony,** 4th Movement, Ode to Joy

For further updates please refer to **www.essenhyp.com**
Weitere Informationen finden Sie unter **www.essenhyp.com**

## Essen – On its Way to Becoming the European Capital of Culture

*Guided by the motto 'Change through culture – Culture* through change' the City of Essen, representing the entire Ruhr Area, submitted its candidacy for nomination as European Capital of Culture 2010. In contrast to other cities which have grown and developed over centuries, the area between the rivers Ruhr, Emscher and Lippe is a truly decentralized urban phenomenon, which is characterized by its diversity and ongoing changes.

The origins of the close allegiances that exist within the Ruhr Area go back to its common industrial past. In just 150 years, the region merged into a gigantic industrial *conglomeration. Heavy industry has had a major impact* on the region. Workers from many European countries settled in the Ruhr Area and shaped its identity as an international and multi-cultural region. However, during an unprecedented structural transformation within the region, the Ruhr Area, which used to be one of the biggest industrial regions in Europe with numerous coal mines and coking plants, has become a modern service and academic center. The Ruhr Area had to redefine its identity following the decline of heavy industry. Today, the industrial past is the cultural heritage of the Ruhr Area, giving it a special appeal.





## Essen – auf dem Weg zur Kulturhauptstadt

Unter dem Motto „Wandel durch Kultur – Kultur durch Wandel“ ist Essen – stellvertretend für das gesamte Ruhrgebiet mit seinen 53 Städten und Gemeinden – für die Wahl zur Kulturhauptstadt Europas 2010 angetreten. Im Gegensatz zu traditionell gewachsenen Städten ist die Region zwischen Ruhr, Emscher und Lippe ein außergewöhnlicher urbaner Großraum – dezentral, vielseitig und ständig in Bewegung.

Basis der engen Verbundenheit im Ruhrgebiet ist die *gemeinsame industrielle Vergangenheit, die in nur* 150 Jahren ein riesiges Industrieareal hervorbrachte. Die Montanindustrie hat diese Region grundlegend geprägt: Arbeitsmigranten aus allen europäischen Ländern haben sich hier angesiedelt und dem Ruhrgebiet eine internationale, multikulturelle Identität verliehen. Doch aus einer der größten Industrieregionen Europas, mit ihren zahlreichen Zechen und Hochöfen, hat sich im Rahmen des Strukturwandels eine moderne Dienstleistungs- und Wissensgesellschaft entwickelt. Mit dem Untergang der Montanindustrie musste sich das Ruhrgebiet neu definieren. Als kulturelles Erbe prägt die industrielle Vergangenheit noch heute diese Region und *verleiht ihr den besonderen Charme.*

Das einstige Industrierevier hat schließlich die Wandlung hin zu einer vielseitigen Region mit einem außergewöhn-

The former industrial region has now become a diverse region with many facets, offering a unique variety of arts and cultural activities. There is hardly a region in which visitors can experience such a vast variety of events as that offered by and within the Ruhr Area. The present-day plethora of cultural institutions is the result of a rapid process of development: until the end of the 19th century, the region was culturally barren. Opened as late as in 1892, the Grillo Theater was the first theater in the entire region. This was followed by numerous theaters, museums and concert halls, which now stand for the cultural diversity and quality of the Ruhr Area. The entire region, represented by the City of Essen, will endeavor to present a unique variety of cultural events to its visitors in 2010. Hypothekenbank in Essen AG, together with a number of well-known companies, supports the City of Essen on its way to becoming the European Capital of Culture, by supporting the project 'Essen for the Ruhr Area'.







lichen Reichtum an Kunst und Kultur vollzogen. In kaum einer anderen Region können Besucher ein so kompaktes Veranstaltungsprogramm erleben wie im Ruhrgebiet. Dabei ist die heutige Vielfalt kultureller Institutionen das Ergebnis einer rasanten Entwicklung, denn bis zum Ende des 19. Jahrhunderts war die Region kulturelles Brachland. Erst 1892 wurde mit dem Essener Grillo Theater das erste Stadttheater gegründet, und in den darauffolgenden Jahren entstanden zahlreiche Theater, Museen und Konzerthäuser, die die kulturelle Vielfalt und Qualität des Ruhrgebiets begründen.

Als Kulturverbund will sich das Ruhrgebiet mit seiner Bewerberstadt Essen im Jahr 2010 seinen europäischen Nachbarn mit einem eindrucksvollen Kultur- und Gastprogramm präsentieren. Auf dem Weg zur Kulturhauptstadt Europas begleitet die Hypothekenbank in Essen AG – zusammen mit weiteren namhaften Sponsoren/Unternehmen – das Projekt „Essen für das Ruhrgebiet".

## Accommodation

Room contingents for the conference participants have been reserved in the hotels listed below. We are happy to book a room for you (see registration form for further details). There will be a bus transfer from the hotels to the venue and back.

## Übernachtungsmöglichkeiten

In folgenden Hotels sind Zimmerkontingente für Sie reserviert. Gerne buchen wir für Sie (siehe Anmeldung). Ein Bustransfer zwischen den Hotels und dem Veranstaltungsort wird eingerichtet.



Hotel Essener Hof
Mövenpick Hotel
Hbf
Sheraton Hotel
Hotel Arosa
Messe Essen
Scandic Hotel Essen
Rüttenscheid
Holsterhausen
Exit/Ausfahrt Essen-Holsterhausen
Exit/Ausfahrt Essen-Zentrum
Exit/Ausfahrt Essen-Huttrop
Exit/Ausfahrt Essen-Süd
Exit/Ausfahrt Essen-Rüttenscheid
Exit/Ausfahrt Essen-Haarzopf
Düsseldorf Cologne/Köln
A 40
A 52
B 224


Overview of Hotels | Übersichtsplan der Hotels

Hotel Arosa
Rüttenscheider Straße 149
45130 Essen
Tel.: +49 (0) 201 72 26-0
Fax: +49 (0) 201 72 26-100

70 Rooms | 70 Zimmer
Single Room € 45 per night | EZ: € 45 pro Nacht
All prices including breakfast | Alle Zimmer inkl. Frühstücksbuffet


AROSA

Hotel Essener Hof
Teichstraße 2
45127 Essen
Tel.: +49 (0) 201 242 50
Fax: +49 (0) 201 242 57 51

60 Rooms | 60 Zimmer
Single Room € 92 per night | EZ: € 92 pro Nacht
All prices including breakfast | Alle Zimmer inkl. Frühstücksbuffet



Mövenpick Hotel
Am Hauptbahnhof 2
45127 Essen
Tel.: +49 (0) 201 170 80
Fax: +49 (0) 201 170 81 73

100 Rooms | 100 Zimmer
Single Room € 83 per night | EZ: € 83 pro Nacht
breakfast € 14 | Frühstück € 14



Scandic Hotel
Theodor-Althoff Straße 5
45133 Essen
Tel.: +49 (0) 201 76 93-179
Fax: +49 (0) 201 76 93-143

100 Rooms | 100 Zimmer
Single Room € 99 per night | EZ: € 99 pro Nacht
All prices including breakfast | Alle Zimmer inkl. Frühstücksbuffet



Sheraton Hotel
Huyssenallee 55
45128 Essen
Tel.: +49 (0) 201 100 70
Fax: +49 (0) 201 100 77 77

80 Rooms | 80 Zimmer
Single Room € 151 per night | EZ: € 151 pro Nacht
All prices including breakfast | Alle Zimmer inkl. Frühstücksbuffet



# Registration for the Capital Market Conference

in the Congress Center West, June 15 – 16, 2005

Please return by fax to Hypothekenbank in Essen AG:

Hypothekenbank in Essen AG
Public Relations Management
Gildehofstrasse 1
45127 Essen
Germany

Fax: +49 (0) 201 81 35-4 69
You may also register on our website
www.essenhyp.com or by sending an
e-mail to info@essenhyp.com

For further information please call:
Tel.: +49 (0) 201 81 35-3 45 or -3 37

Mr/Ms: ______ First Name: ______ Surname: ______

Position: ______ Department: ______

Company: ______ Business Sector: ______

Address: ______

Telephone: ______ Fax: ______

E-mail: ______ Signature: ______

☐ I will attend the dinner on June 15, 2005

I would like to attend the following lectures on June 16, 2005
(Please tick – essential for allocation of seats)

| | Room 1 | Room 2 | Room 3 |
|---|---|---|---|
| 09.15 – 09.30 h | ☐ | | |
| 09.30 – 10.45 h | ☐ | | |
| 11.00 – 12.00 h | ☐ | ☐ | ☐ |
| 13.30 – 15.00 h | ☐ | | |
| 15.15 – 16.10 h | ☐ | ☐ | ☐ |
| 16.15 – 16.45 h | ☐ | ☐ | ☐ |
| 16.50 – 17.30 h | ☐ | ☐ | ☐ |
| 17.30 – 18.15 h | ☐ | ☐ | ☐ |

I will join the following evening event on Thursday, June 16, 2005

☐ **A: Oldie Party**
Enjoy the band 'Die Zwei' and a dinner buffet
in the Foyer of the Messe Essen Süd

☐ **B: From Opera and Concert**
'A Midsummer Night's Dream' with the EurOrchestra
in the Hall 'Europa' of the Messe Essen/
Congress Center West

Please book the following room(s) for me:

Hotel:
☐ Hotel Arosa
☐ Hotel Essener Hof
☐ Mövenpick Hotel
☐ Scandic Hotel
☐ Sheraton Hotel

☐ Smoking ☐ Non Smoking

Arrival/Departure: ______

Number of Nights: ______

# Anmeldung zur Kapitalmarktkonferenz
im Congress Center West vom 15. – 16.6.2005

Bitte ausgefüllt per Post oder Fax an die Hypothekenbank in Essen AG senden:

Hypothekenbank in Essen AG
Public Relations Management
Gildehofstraße 1
45127 Essen
Deutschland

Fax: +49 (0) 201 81 35-4 69
Anmeldung auch übers Internet
möglich unter www.essenhyp.com
oder per E-Mail: info@essenhyp.de

Weitere Informationen erhalten Sie unter:
Tel.: +49 (0) 201 81 35-3 45 oder -3 37

Herr/Frau: ______ Vorname: ______ Nachname: ______

Position: ______ Abteilung: ______

Firma: ______ Geschäftsbereich: ______

Adresse: ______

Tel.: ______ Fax: ______

E-Mail: ______ Unterschrift: ______

☐ Ich nehme an dem Dinner am 15.6.2005 teil.

Am 16.6.2005 möchte ich folgende Vorträge hören:
(Für eine effektive Raumplanung bitte unbedingt ankreuzen)

| | Raum 1 | Raum 2 | Raum 3 |
|---|---|---|---|
| 09.15 – 09.30 Uhr | ☐ | | |
| 09.30 – 10.45 Uhr | ☐ | | |
| 11.00 – 12.00 Uhr | ☐ | ☐ | ☐ |
| 13.30 – 15.00 Uhr | ☐ | | |
| 15.15 – 16.10 Uhr | ☐ | ☐ | ☐ |
| 16.15 – 16.45 Uhr | ☐ | ☐ | ☐ |
| 16.50 – 17.30 Uhr | ☐ | ☐ | ☐ |
| 17.30 – 18.15 Uhr | ☐ | ☐ | ☐ |

Ich werde am Donnerstag, den 16.6. 2005, an folgender Rahmenveranstaltung teilnehmen:

☐ **A: Oldie Party**
Mit der Band „Die Zwei" und einem Buffet
im Foyer der Messe Essen Süd

☐ **B: Aus Oper und Konzert**
„Sommernachtstraum" mit dem EurOrchestra
im Saal Europa der Messe Essen,
Congress Center West

Bitte buchen Sie folgendes Zimmer für mich:

Hotel:
- ☐ Hotel Arosa
- ☐ Hotel Essener Hof
- ☐ Mövenpick Hotel
- ☐ Scandic Hotel
- ☐ Sheraton Hotel

☐ Raucher ☐ Nichtraucher

von – bis: ______

Anzahl der Nächte: ______

**For further information   Für weitere Informationen**

Hypothekenbank in Essen AG • Public Relations Management • Gildehofstrasse 1 • 45127 Essen • Germany
Tel.: +49 (0) 201 81 35-3 45 or -3 37 • Fax: +49 (0) 201 81 35-4 69 • E-mail: info@essenhyp.com • www.essenhyp.com

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Messe Essen
Congress Center West • Norbertstrasse • 45131 Essen • Germany
Tel.: +49 (0) 2 01 72 44-2 82 • Fax: +49 (0) 2 01 72 44-5 00

The Capital Market Conference will take place in the Congress Center West in the premises of the 'Messe Essen'.

Die Kapitalmarktkonferenz findet im Congress Center West der Messe Essen statt.

Please follow the signs 'Messe'. Parking spaces for conference participants are available in the parking garage P6.

Bitte der Beschilderung „Messe" folgen. Im Parkhaus P6 sind Parkplätze reserviert.


Karolinger Str.
B 224
Katzenbruchstr.
Stoppenberger Str.
Gladbecker Str.
Grillostr.
Herzogstr.
Frillendorfer Str.
Frillendorfer Str.
Schützenbahn
Gerlingstr.
Burggrafenstr.
B 224
A 40
Porsche-Platz
Dortmund
Hans-Böckler-Str.
Varnhorststr.
Steeler Str.
Exit/Ausfahrt Essen-Huttrop
Altendorfer Str.
B 231
Gildehofstr.
Hollestr.
Exit/Ausfahrt Essen-Zentrum
B 224
Hachestr.
Essen Hbf
A 40
Kurfürstenstr.
Steeler Str.
Helbingstr.
A 52
A 40
Friedrichstr.
Saalbau
Huyssenallee
Ruhrallee
Duisburg
Kronprinzenstr.
Exit/Ausfahrt Essen-Bergerhausen
Bismarckstr.
Hohenzollernstr.
Ruhrallee
B 224
Rüttenscheider Str.
Richard-Wagner-Str.
Rellinghauser Str.
B 227
Rüttenscheider Stern
Eleonorastr.
Ruhrallee
Hufelandstr.
Zweigertstr.
Müller-Breslau-Str.
A 52
Martinstr.
Martinstr.
Franziskastr.
4TH CAPITALMARKETCONFERENCE
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Alfredstr.
Rellinghauser Str.
Messe Essen
Messe Ost/ Gruga-Halle
Exit/Ausfahrt Essen-Süd
Messe-hallen
Norbertstr.
Florastr.
B 224
Rüttenscheider Str.
A 52
Messe West-Süd/ Gruga
Düsseldorf Cologne/Köln
A 52
Exit/Ausfahrt Essen-Rüttenscheid
Exit/Ausfahrt Essen-Rüttenscheid
B 224
Rüttenscheider Str.


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## 4th Capital Market Conference June 15-16, 2005



Keep up with the latest trends! Register now for the 4th Capital Market Conference of Hypothekenbank in Essen AG and become a part of the success story of these international symposiums. We have great pleasure in inviting you to take part in this sharing of expertise about the capital and *Pfandbrief* markets, along with some 60 top speakers and panelists. You will find the registration form and more detailed information on the program and the participants » **here**

▷ **Impressions of our Roadshow Stockholm 10th February 2005**



On March 17, 2005 Hypothekenbank in Essen AG (Essen Hyp) presented its 2004 business results on the occasion of its traditional Annual Reception in the former coal mine Zeche Zollverein. For the time being, the Annual Report 2004 is available in German only. The English version will be completed in the near future.

» **Annual Report 2004 (German version)**

▷ **Impressions of our Annual Reception on March 17, 2005**

## Public-sector Pfandbrief rating upgraded

With effect from February 17, 2005 Moody's upgraded the rating of Essen Hyp's public-sector Pfandbriefe to Aaa. As a result Essen Hyp's public-sector Pfandbriefe are now rated triple A by all major rating agencies. » **more** (PDF)

» www.essenhyp.de

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**VDH-Pfandbrief Curve**



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**Economic and Interest Rate Outlook G3**
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**3rd Capital Market Conference**
More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG. » **more**

**Current Financial and Economic Topics**
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » **more**

**Interest Rate Forecast Meeting**

## International Real Estate Finance: Europe and North America



Whether office buildings or shopping malls – real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business.
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Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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## Investor Relations

Essen Hyp: Key competence in capital market business

The focus of Essen Hyp's business is on lending to national and international public-sector debtors. In addition the bank gives long-term mortgage loans to finance both commercial property and private housing.

Accordingly we make great use of the international capital markets on which, besides the "traditional" *Pfandbrief*, more and more Jumbo and Global *Pfandbriefe* are being issued.

Essen Hyp is one of the largest issuers of Jumbo *Pfandbriefe* worldwide.

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Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

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## Investor Relations

Ratings and Analyses (as of: February 17, 2005)

| **Ratings** | **S & P** | **Moody's** | **Fitch Ratings** |
|---|---|---|---|
| *Pfandbriefe* | | | |
| - public-sector | AAA | Aaa | AAA |
| - mortgage | not rated | Aa2 | AAA |
| Long-term counterparty rating | BBB+ (outlook stable) | A2 (outlook stable) | A- (outlook positive) |
| Short-term counterparty rating | A-2 | P-1 | F2 |
| Notes issued under the Debt Issuance Program | | | |
| - Senior Unsecured Debt | BBB+ | A2 | not rated |
| - Subordinated Debt | BBB | A3 | not rated |
| Commercial Paper Program | A-2 | P-1 | not rated |

**Rating Reports**

| | |
|---|---|
| ▷ **Standard & Poor's** | **Rating analysis as of Aug 31, 2004** and **ratings as of Aug 1, 2003.** |
| ▷ **Moody's** | **Rating analysis as of June 2002** and **rating confirmation as of March 7, 2003.** |
| ▷ **Fitch Ratings** | Extract as of October 25, 2004; the complete report can be obtained from Fitch. |

(Acrobat Reader required. **Download Acrobat Reader** ®)

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## Investor relations

Interest Rate Forecast G3

**Economic and Interest Rate Outlook G3**
**for the United States, Euro Area, Japan 2005/2006**

In defiance of all prophecies of doom, U.S. economic growth shows no signs of cooling down. Last year the U.S. economy grew by 4.4%. Facing this, the Federal Reserve is slowly taking its foot from the accelerator. Since June last year the Federal Reserve has spiraled up its key interest rate from 1.0% to 2.5% in six steps. Despite this tightening of the monetary reins the U.S. bond market was mainly friendly. Alan Greenspan himself, president of the Federal Reserve, called this divergent development a conundrum. In this publication I would like to point out and evaluate the attempts by market participants to explain the persistently low U.S. bond yield level. » more

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Search: go

**VDH-Pfandbrief Curve**



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**Credit Research**
Last Update
April 2005
» more

**Economic and Interest Rate Outlook G3**
» more

**3rd Capital Market Conference**
More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG. » more

**Current Financial and Economic Topics**
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

**Interest Rate Forecast Meeting**

Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.

» more



HYPOTHEKENBANK IN ESSEN AG

# Economic and Interest Rate Outlook G3

March 2005

United States | Euro Area | Japan









Dirk Chlench
Chief Economist
Hypothekenbank in Essen AG
dirk.chlench@essenhyp.com
Tel.: +49 02 01/81 35-4 42
Fax: +49 02 01/81 35-1 42

## *Editorial*

Dear Business Colleagues,

In defiance of all prophecies of doom, U.S. economic growth shows no signs of cooling down. Last year the U.S. economy grew by 4.4%. Facing this, the Federal Reserve is slowly taking its foot from the accelerator. Since June last year the Federal Reserve has spiraled up its key interest rate from 1.0% to 2.5% in six steps. Despite this tightening of the monetary reins the U.S. bond market was mainly friendly. Alan Greenspan himself, president of the Federal Reserve, called this divergent development a conundrum. In this publication I would like to point out and evaluate the attempts by market participants to explain the persistently low U.S. bond yield level.

In the euro area economic growth is not quite gaining momentum. Thus, I assume that the European monetary watchdog will not raise interest rates this year despite of its noticeable bias to tighten monetary policy. In contrast: In the absence of any inflation dangers, an interest rate cut is still in limbo. In this context it is quite conceivable that the decoupling of the domestic bond market from the oversea's bond market, which could be observed in recent months, will continue. In Germany yields on outstanding bonds have dropped to 3.3% recently, a rate that was last seen at the time of the gold standard during the time of the German Kaiser.

The Japanese upswing lost considerable momentum last year. Within two quarters aggregate demand even shriveled. I am of the opinion that this was only a short growth pause, and that the Japanese economy is already back on track for a sustained expansion.

Dirk Chlench

## *United States of America*



### Economy also runs without doping

The U.S. economic growth rate of 4.4% in the past year was not only the highest among the G7 countries but it even slightly exceeded the rate of Ireland, which has the top position in the euro area. Nevertheless, the swan song sung by the capital market participants for the U.S economy is not quite fading away. The scaremongers have been arguing for an imminent economic growth slump since the U.S. upswing started at the beginning of 2002. Previous theses of the pessimists, such as the forecast of a long-lasting foundering of investment expenditures due to underutilized capacities, have been disproved by the actual development. Investment in equipment and software has, on average, grown by an annual rate of around 13% in the past eight quarters. Currently the scaremongers argue for the following:

- **The U.S. labor market situation is in fact worse than the suggested increase in the published payroll employment figure:** The U.S. Department of Labor conducts a monthly employment survey among more than 160,000 businesses and government agencies covering 400,000 individual establishments and draws conclusions on the total payroll employment figure from this sample. Due to the fact that within this sample establishment openings appear with a certain time lag only, the U.S. Department of Labor each month estimates a so-called "Net Birth/Death Adjustment" by means of complex statistical methods. The scaremongers now misleadingly put in contrast the absolute level of these adjustment figures to changes in total payroll employment. The question as to whether they do this consciously or unconsciously must be left open. This evokes the impression that the rise in employment can only be traced back to the formation of these adjustment figures. In fact, from February 2004 to February 2005 the published non-seasonally adjusted employment figure rose by almost 2.4 million jobs, while the adjustment figure for the same period decreased by 15,000. To this extent the assumption that payroll figures are biased upwards due to the adjustment is wrong. However, even in the event of an overstatement, this would not be permanent, because the results of the establishment survey are reconciled with the employment data of the unemployment insurance once a year. Moreover, other indicators as well point towards a noticeable recovery in the U.S. labor market. Hence, initial claims for unemployment benefits dropped to the lowest level in four years. Against the background of excessive income tax revenues Joseph LaVorgna, Chief U.S. Fixed Income Economist at the Deutsche Bank, is even of the opinion that the published U.S. payroll figures are understated, rather than overstated.

- **Upswing will come to an end with the expiry of tax benefits:** This argument fails to recognize that the ratio of tax payments of private households to personal income has been quite constant for more than a year now. Private consumption however rose by a rate of 3.8% last year. Special write-off possibilities for corporate investment expired at the end of last year only, but orders for capital goods (less aircraft), having risen by 2.9% in January 2005 compared to the previous

month, as well as several survey results do not indicate a slump in investment expenditures for this year.


Tax Payments as a Percentage of Personal Income
%
16
15
14
13
12
11
10
9
8
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

**Sources:** Global Insight, U.S. Department of Commerce

◦ **Rising interest rates will cook the economic goose:** Most of the time this argument conceals the view that the refinancing of homes, which is common in the United States, still boosts private consumption. In the U.S. home owners replace their old loans on homes by taking on new loans with lower interest rates and thus reduce their monthly installments. In addition to that, home owners, who want to refinance their homes, use the current bullish home market to increase the amount borrowed on their homes. According to the Federal Reserve, in the past the additional liquidity generated through these higher borrowings was in 16 out of 100 cases used for private consumption. Thus, there is no question but that U.S. economic growth was, in the past, strongly stimulated by these refinancings. But in analogy to the argument of expiring tax benefits it is obvious: the flood of refinancing has long ebbed away. The Refinance Index of the American Mortgage Association reached its historic peak of close to 10,000 at the end of June 2003, in recent months however the index has varied around the 2,000 mark. Also the objection of the pessimists that in recent months the portion of mortgage loans with adjustable interest rates has grown and, thus, rising short-term interest rates will hit the home owners hard, is not convincing. According to Ben Bernanke, Governor of the Federal Reserve, 85% to 90% of home loans have fixed mortgage rates. Moreover

it can be assumed that in their calculations home owners, who contracted adjustable rate refinancing, have taken into account the increasing short-term interest rates. The Fed repeatedly communicated that it will continue to increase its key rate at a moderate pace.


Index
March 16, 1990=100
MBA-Refinance Index
(seasonally adjusted weekly data)
11.000
10.000
9.000
8.000
7.000
6.000
5.000
4.000
3.000
2.000
1.000
0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

**Source:** Global Insight

The fact that wages and salaries recently rose by 5.8%, compared to the previous year, proves the upswing's sustainability, and thus private consumption does not require further impulses via monetary and fiscal policy. The improved financial situation of private households can also be seen in the lowest level of the consumer credit delinquency rate in 9 years, which was reached last year. Another support for private consumption is the rise of private households' net wealth to the record level of close to 47 trillion U.S. dollars in the third quarter of last year. This amount corresponds to 5.4 times the disposable income of private households. The pessimists' prompt reply to this argument is that this rise in net wealth is due only to a bubble in the residential real estate market which is about to burst. A recently published study conducted by the Federal Reserve Bank of New York, however, (http://www.newyorkfed.org/research/epr/04v10n3/0412mcca.html) comes to the conclusion that no indications for a nationwide speculation bubble are visible. The strong rise in home prices is seen in accordance with the increase in personal income and decline in mortgage rates. Moreover, expectations of rapid price increases do not appear to be a major factor

behind the strong housing market. If the Bush administration can accomplish its plan to permanently put into force the already reduced income tax rates, this will boost the consumers' intention to buy even more.

The outlook for investment in equipment and software is very good as well. Companies sales prospects will primarily be fostered by healthy domestic demand. In addition to that, the weakness of the U.S. dollar improved U.S. companies' price competitiveness on world markets. Furthermore, corporate profits have recovered considerably, commercial banks are loosening their standards for loans significantly and interest rate spreads between corporate bonds and U.S. government bonds are rather narrow. The financial situation of companies has, up to now, improved by so much that increasing corporate investment can be financed exclusively by their cash-flow. Due to the fact five years have passed since the change to the year 2000 caused an investment boom in IT equipment and software, investments for replacements are overdue now. It can be assumed that investment in equipment and software will increase by an annual rate of around 10% on average in the period under review. Furthermore it has to be taken into account that inventory investment will also contribute considerably to economic growth, caused by the fact that the inventory/sales-ratio is at an historical low. Triggered by the weak economic growth of their trading partners, U.S. net exports deficit will indeed continue to widen. Given, however, that the widening U.S. net export deficit is set to lose momentum, due to the U.S. dollar depreciation, it will present a weaker growth burden than in the previous years. Against the background of these arguments, this and the next year economic activity will grow by more than the, once again, increased estimate for the potential growth rate. The annual growth rate in labor productivity increased by an average of 1.8% between 1990 and 1994 and an average of 2.0% between 1995 and 1999 up to 3.6% on average in the years from 2000 to 2004. This significant acceleration of potential growth in productivity has to be seen against the background of the U.S. economy battling against various adverse conditions since 2000, such as the burst of the speculation bubble at the NASDAQ, several accounting scandals, the Iraq war and the jump in oil prices, and is, as a result, so much more impressive. In so far I have the opinion that the estimate of slightly more than 3.5% for the annual GDP growth potential is justified given that the labor force grows by round 1.0% per year. This and next year GDP will grow by round 4.0% each year.

## Slow increase of inflationary pressure

The year-on-year change rate of the CPI rose from 2.0% in January 2004 up to 3.6% in November 2004 before dropping back to 2.9% in January 2005. This accelerated price increase can be primarily contributed to last year's record oil prices. But also the year-on-year change rate of the CPI less energy shows, even if it is less steep, a rise from 1.5% in January 2004 to 2.3% in January 2005. In the short run within the early stages of the production chain upward pressure will be exerted on the consumer price inflation rate, e.g. in

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January 2005 producer prices for finished goods rose by 4.3% and import prices by 6.0% respectively in year-on-year terms. Against the background of the strong domestic demand it is likely that companies can at least partly pass these cost increases onto consumers. Hence, the recent economic report of the Federal Reserve, the so-called "Beige Book", states that in some districts companies regard it as always easier to shift increased costs onto consumers.

The main argument for the forecast of moderate increase in consumer inflation consists in the expected rise in unit labor costs. In the past year unit labor costs rose slightly after they had decreased in the two preceding years due to fulminate gains in productivity. Regardless of the increased trend growth in labor productivity, that took place in the framework of the technological revolution in the information technology sector, a cyclical slowing in productivity growth is to be expected anyway for the forecast period. The revival in the labor market will additionally come along with faster growing wages. Moreover, the actual situation in the labor market is possibly tighter than suggested by the current unemployment rate of 5.4%. While from February 2001 to May 2003 the number of jobs in the manufacturing industry dropped by almost 2.5 million, in the economy as a whole a drop of round 2.7 million was recorded. Thus, almost the entire job reduction in the observation period is accounted for by the manufacturing industry, although this economic sector merely accounted for nearly 13% of all jobs in February 2001. Job reduction in the manufacturing industry continued until the beginning of 2005, in spite of the general labor market recovery already taking place since the second half of 2003. For that reason it is easy to draw the conclusion that a certain portion of the unemployed possess specific skills and knowledge, which are no longer required in the general recovery of the labor market. Despite this possibly more tight situation in the labor market, the anticipated economic growth will only lead to a slow closing of the output gap due to the high GDP trend growth and, thus, exert only a moderate upward pressure on consumer prices. Caused by basis effects the inflation rate will thus fall to a year-on-year change rate of 2.0% in June of this year. Afterwards a moderate upward trend will start again. The average CPI growth rate for 2005 will be at 2.4%, next year the rate will be 2.7%.

## Federal Reserve raises key rates without a pause

The Federal Open Market Committee of the U.S. Federal Reserve decided on hikes of 25 basis points to the Fed Funds target rate at every meeting since last June. The last key rate hike to 2.5% was agreed on in February this year. And the Federal Open Market Committee meets seven more times this year. According to my forecast, the Federal Reserve will raise its key interest rates by 25 basis points at each of these meetings, so that at the end of this year the target rate will be at 4.25%. The economists surveyed by Bloomberg at the beginning of March 2005 expect, on average, a weaker tightening of the monetary reins, their consensus forecast is a Fed Funds target rate of 3.75% at the end of this year. On the money market a tightening to about 3.65% only is anticipated for the end of the year. However, up

to now the Federal Reserve did not give any hint of a pause in the succession of key rate increases. In the minutes of the February meeting the central bank clearly points out that corporate business expectations obviously improved. According to the view of the committtee members the inflation expectations are indeed well founded, but they were concerned that a possible slowing of productivity growth would result in rising unit labor costs. One member of the Federal Open Market Committee even questioned whether an under-utilization of capacities really exists in the U.S. economy when taking into consideration the doubtfulness of the potential growth estimates.

If my economic growth and inflation forecast proves true, the Federal Reserve will be bakked in their position that the still relatively low key rate - despite the already executed key rate hikes - cannot be reconciled with real economic development. For that reason next year the Federal Reserve will decide on further key rate hikes, resulting in a Fed Funds target rate of 5.0% at the end of next year.

## The conundrum of the low U.S. bond yield level

Despite sustained strong economic growth and rising money market rates yields for long-term U.S. government bonds were on the decline in the past quarters. Although the Federal Reserve started its key rate hikes at the end of June 2004, yields for 10-year U.S. government bonds dropped from 4.87% in mid-June last year to a low of 3.97% in mid-October last year. This year in February yields for 10-year U.S. Treasury Notes fell again temporarily below the 4.0% mark, whereas in the middle of March this year yields were at round 4.5%. It was Alan Greenspan, the president of the Federal Reserve Bank himself, who called the development in the bond market a conundrum. In his testimony held before the U.S. Congress in the middle of February he stated: "For the moment, the broadly unanticipated behavior of the world bond markets remains a conundrum." In the capital markets various more or less convincing explanations for the low yield level can be heard:

- First and foremost the frequently heard argument is that the Asian central banks reinvest the dollars generated by foreign exchange market interventions in the U.S. bond market and thus push yields to this extraordinary low level. Statistics given by the Federal Reserve about U.S. government bonds held for official foreign institutes (in other words; central banks) at the Federal Reserve show a rise by 196 billion U.S. dollars for 2004. But the assumption of a major considerable yield-decreasing effect on U.S. government bonds is opposed by the fact that last year the yield spread between corporate and government bonds did not widen, but narrrow. The supposition that purchases by foreign central banks depressed the yield level of the entire U.S. bond market is absurd when taking into account its size of close to 36 trillion U.S. dollars. Another counter-argument to mention is that in the first half-year of 2004 central banks did 75% of all their U.S. government bond purchases for that year. In this period, however, yields showed an upward trend. In

the second half of the year, in contrast, the friendly bond market was accompanied by fewer purchases by official foreign institutes.

° Secondly, it can often be heard that U.S. companies prefer keeping high liquidity, rather than investing, and thus are no longer borrowers. This argumentation is in so far correct that in recent quarters companies, as mentioned above, were able to finance their increased investment activity themselves from cash-flow. Against the background of my expectation of a continuously strong investment demand and the expiry of special write-off possibilities, companies will however again demand more capital in the coming quarters.

° Thirdly, it can be heard that the aggregate savings rate of the United States is quite low, whereas the rest of the world disposes of abundant savings. Thus, for example, yields for long-term government bonds in the euro area, Japan, Hong Kong, Canada, Sweden, Denmark and Switzerland are even lower than those of comparable issues of the U.S. Treasury. For that reason one can argue that a low world capital market interest rate also pushes the U.S. yield level.

° Fourthly, the Federal Reserve changed its communication policy in so far that, for example, minutes about Federal Open Market Committee meetings are published with a time delay of only three weeks. As a result capital market participants consider themselves as able to better anticipate future key rate changes. This subsequently leads to a drop of the risk premium for holding long-term bonds.

° Fifthly, according to an article published in the Wall Street Journal several employees of the Federal Reserve in particular have the opinion that a U.S. yield level of 4.0% can be deemed as adequate against the background of the low inflation rates in the past years. Hence, not only the long-term inflation expectation but also the inflation uncertainty premium implicitly included in the bond yields may have dropped. In this context the development of bond yields in the period between 1960 and 1965 is worth mentioning. At that time as well, bond yields varied in an environment of low but constant inflation rates around the 4.0% mark. In the years from 1953 to 1972, shortly before the first oil price crisis, the real interest rate for 10-year government bonds, calculated as nominal interest rate less actual inflation rate, was on average 2.1% only. Since the beginning of the new millennnium the ex-post real interest rate is calculated at again slightly over 2.0%. According to the bond bulls' argumentation the low ex-post real interest rate of then and now is to be contributed to the fact that the inflation risk premium, which is still implicitly implied in the real interest rate, that is calculated like this, has decreased due to sustained low inflation rates. The analysis of the Livingston survey, conducted by the Federal Reserve Bank of Philadelphia since 1946, in the fra-







mework of which, inter alia, inflation forecasts of U.S. economists are called for, shows that until the beginning of the 1980s inflation forecasts of economists mainly anticipated lower inflation rates than those that finally materialized. Using these inflation forecasts an average ex-ante real interest rate of 3.0% can be calculated for the above mentioned period of 1953 to 1972, thus being almost a percentage point higher than the above calculated ex-post real interest rate of 2.1%. These results are in concordance with a former study conducted by the Federal Reserve Bank of St. Louis (William G. Dewald, Bond Market Inflation Credibility, in Monetary Trends, February 1998). The author estimates the implicit inflation premium of bond market participants for the following five years as the difference between the 5-year average of yields for 5-year U.S. government bonds and the 10-year average of GDP growth. He concludes that in the 1950s and 1960s an inflation premium was not included in the bond yields, although the average annual inflation rate in the period mentioned was around 2.0%. Bearing in mind their experiences concerning the two oil price crises in the 1970s, today's bond market players are additionally aware of the possibility of a rising wage-price spiral caused by exogenous price shocks - an experience that capital market participants of the 1950s and 1960s consequently were not able to make. It is rather to be assumed that in the collective memory of this time, the memory of the deflation taking place during the world economic crisis was still present. In opposition to this thesis of a significant drop of the inflation premium is additionally the fact that yields for the inflation-linked U.S. government bonds (TIPS) introduced in 1997 have been falling for a fairly long time now. TIPS-investors carry no inflation risk because coupon as well as the redemption amount of these government bonds are adjusted to the development of inflation. Thus, a fall of (real) yields of inflation-linked U.S. government bonds cannot be traced back to the fading inflation premium, because this must be zero for TIPS from the first moment. The currently low yield level must thus have other reasons.





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Nominal Yields, Real Yields and Implied Inflation Premium
%
%
7
6
5
4
3
2
1
0
6
5
4
3
2
1
0
-1
1997
1998
1999
2000
2001
2002
2003
2004
2005
Implied inflation premium (right scale)
Conventional bond (left scale)
Inflation-linked bond (left scale)

**Source:** Global Insight

° Sixthly, the anecdotal information gained during various discussions give reason for me to suggest that quite a few bond market participants may doubt the validity of the U.S. economic data. My view is that German investors in particular see the U.S. economy in a worse situation than suggested by the official data. Especially in the run-up to the past U.S. presidential election conspiracy theories boomed. It seems to go far beyond the imagination of numerous local capital market players that the United States, whose people are often regarded as philistine and over-weight, are able to reach a considerably higher economic growth rate each year than the continental European countries. But also in the United States the pessimists still seem to come out on top. The economists surveyed by Bloomberg at the beginning of March 2005 anyhow expect strong GDP growth of 3.7% for this year. My colleagues in our Treasury Department, however, state to my regret that in the first instance it is the strategists' elaborations which influence the decisions taken at trading desks. And these strategists seem to have a much more critical view of the U.S. prospects than their colleagues from the economic research departments. The prophecies of doom by Wall Street strategists enraged the Governor of California Arnold Schwarzenegger so much, that in the run-up to the U.S. presidential election he called them "girlie men". The exaggerated economic growth

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Euro Area
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pessimism of bond market participants is, in my judgment, the decisive factor for the noticeable decrease of real yields. In mid-March 2005 real yields for inflation-linked 10-year U.S. government bonds were only slightly more than 1.7%. In the heyday of the "new economy" in the years 1999 and 2000, real yields in turn varied around the 4.0% mark. U.S. economic growth in the past year reached at 4.4% almost exactly the rate realized in 1999. In order to give an idea of how the mood could change: 10-year U.S. government bonds yielded 6.41% at the end of 1999. I should stop short of going so far, but I penciled in a forecast of 5.3% for 10-year U.S. Treasury Notes yields at the end of this year. For next year continuously rising U.S. yields can be expected again.

*United States - Economic Growth and Interest Rate Forecast*

| **Indicator in %** | **2002** | **2003** | **2004** | 2005 | 2006 |
|---|---|---|---|---|---|
| **Gross Domestic Product** * | 1.9 | 3.0 | 4.4 | 4.0 | 3.9 |
| Domestic Demand * | 2.5 | 3.3 | 4.8 | 4.2 | 3.9 |
| Industrial Production * | -0.3 | -0.1 | 4.1 | 4.2 | 3.4 |
| Consumer Prices * | 1.6 | 2.3 | 2.7 | 2.4 | 2.7 |
| Central Bank Rate (Fed Funds target rate) ** | 1.25 | 1.00 | 2.25 | 4.25 | 5.00 |
| **Yields for 10-Year Government Bonds** ** | 3.8 | 4.3 | 4.2 | 5.3 | 5.6 |
| *- Consensus Forecast (Bloomberg)*** | | | | 4.9 | n.v. |
| *- Implied Yields*** | | | | 4.8 | 4.9 |

*change compared to previous year **rate by the end of the year ↑ Forecast ↑

# *Euro Area*

## Economic growth is neither fish nor fowl

GDP growth in the euro area adjusted for calendar effects accelerated from 0.5% in 2003 to 1.8% in 2004. Thus, GDP growth again stayed below the already low estimate for potential growth of 2.0% per year for the fourth year in succession. The main reason for this sluggish growth rate was that private consumption expanded by only 1.1% in an environment of moderate wage growth and stagnant employment. Moreover, net exports did not grow despite a booming world economy. Against the background of lackluster domestic demand, companies increased their investments by a meager 1.7%. Nor could the most favorable investment conditions change the situation. The Deutsche Bundesbank stated in its monthly report of February 2005 that long-term interest rates in the euro area were at the lowest level for more than 100 years. In Germany, yields on outstanding debt were at 3.3% each month in the period from December 2004 to February 2005. Such a low yield on outstanding debt was last seen - except the 3.3% mark reached in June 2003 - in the year 1896 at the time of the gold standard during the time of the Kaiser (see interest rate history on page 22). In addition to that, yield markups for European corporate bonds have leveled off at an historical low level. Furthermore banks loosened their credit guidelines slightly in recent quarters, states a survey of the European Central Bank.

Because the euro appreciation was in the second half of 2004 already, the burden on exports and thus on GDP is decreasing this year and can, therefore, be seen as a positive aspect. But it is opposed by the fact that the euro area export activity will be impaired slightly by a small slow down of world economy following the booming year of 2004. Moreover, the euro presented itself stronger recently. Thus, the export motor will rather drop down one gear this year. Domestic demand will not be able to balance out this fall in external demand. Private consumption will only cautiously grow, caused by wage increases getting slower. Compensations per employee rose in the third quarter of 2004 by 1.5% compared to the same quarter the year before - more current data is not available - after having grown by 2.2% in the preceding quarter.

The data for the fourth quarter already published in some member states, as well as the anec-


Unit Labor Costs
(percent change from the same quarter in the previous year)
%
6
5
4
3
2
1
0
-1
-2
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

**Source:** ECB

dotal information gained through the economic press, suggest that in the euro area wage inflation is still on the decline. This restrained wage increase will lead to a further rise of corporate profits, but due to the coincident weak consumption demand it will not trigger an accelerated investment activity. Corporate sales expectations are the decisive aspect as regards investment demand. The current economic situation in the euro area, especially in Germany, reminds one of the investment trap explained by Keynes, which is accompanied by unemployment coming along with falling wages, prices and interest rates. Textbooks say, that an increase in government expenditures is a solution to a crisis. However, this exit has been blocked by the euro area itself with the established Maastricht criteria and the Stability and Growth Pact. According to OECD data cyclically-adjusted general government balances will decline from 2.1% in 2004 to 1.8% this year. Or to say it like this: The state is braking economic growth rather than accelerating it! Caused by this dilemma the euro area economy will only grow by around 1.5% this and the next year, and thus continuously stay below its potential growth rate.

## ECB key interest rate reduction is still an issue

The annual inflation rate in the euro area for 2004 exceeded, for the fifth time in succession, the 2.0% mark. Besides fuel price increases tobacco tax hikes in some member states and, in Germany, also the reform of the health system, contributed greatly to this rise. In February 2005 the year-on-year change rate of the Harmonized Consumer Price Index (HCPI) was still slightly above the 2.0% mark, the HCPI's change rate less the volatile components of

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energy, food, alcohol and tobacco however was no more than 1.4%. Facing stagnant unit labor costs and an economy continuously growing below potential, the forecast of falling inflation rates is also obvious. According to my projection the annual change rate of HCPI will approach the 1.0% mark at the end of this year. Anyhow, the ECB still scents inflation dangers. Besides the platitude of the future oil price development the risk of possible second-round effects on wage claims is mentioned repeatedly. So there is the hope that this citing of second-round effects is a ritual of the central bank only and not an expression of a distorted perception of the actual economic situation. The ECB additionally refers repeatedly to the risk of renewed increases of administered prices and indirect taxes. It cannot be the duty of the European Central Bank, however, to battle the politically intended price adjustments with a restrictive monetary policy. In that way the ECB would override the decisions of the democratically elected parliaments. Furthermore, it is in fact the ECB that requests member states' governments again and again to consolidate their budgets. Because tax revenues are lower, caused by weak domestic demand, the national governments have, due to the Maastricht criteria and the Stability and Growth Pact, hardly any other choice but to decide for pro-cyclical tax increases. An ECB reaction consisting of key rate hikes would somehow magnify the restrictive effect of the Stability and Growth Pact. Since it is also controversial to use monetary aggregates as an indicator for inflation, the ECB is not able to give a convincing reason for its obvious tendency to increase interest rates.

Against the background of my forecast of falling inflation rates coinciding with moderate economic growth I expect the ECB to leave its key rate unchanged for this year. Next year the ECB will bring itself to reduce the key rate by 50 bp to 1.5%. Actually a relaxation in monetary policy to stimulate the economy does not immediately come to mind with regard to an investment demand that is hardly elastic in interest rates. But in consideration of the weakened labor unions and the fiscal policy bound by the Stability Pact the ECB is the only active player left on the economic field. Thus, in order to compensate for the weaker effect of monetary impulses, the forecast interest rate reduction by 50 bp will be stronger than recent ones. Finally, there is also the argument that the ECB is, mantra-like, requesting structural reforms from the national governments. In so far an ECB key rate reduction could be understood as a reward and support for the labor market reforms underway in Germany and Italy, particularly because these reforms, due to the uncertainties triggered that way at the consumer level, turn out to be an economic growth burden at least on the short run.

## Yields in the euro area will hardly follow the U.S. lead

With respect to the expected bear market across the pond the forecast of the local bond market seems to be clear: also strongly rising yields. In response to the frequently arising decoupling theses I have alluded repeatedly to the bond market development of 1994. Then yields for 10-year Treasury Notes and 10-year Bunds soared in tandem by more than 200







basis points, although inflation was regressing in Germany at that time and the Deutsche Bundesbank - in contrast to the Federal Reserve- reduced its discount rate by a total of 125 basis points. Scrutinizing the situation of 1994 however reveals, that the ifo Business Climate Index for West Germany surged in the course of an improved world economy. This economic recovery had raised interest rate hike speculations in Germany despite three discount rate reductions conducted by the Deutsche Bundesbank. Yields of Bunds with a remaining maturity of 2 years, for example, soared in the observation period by 145 bp. Therefore one has to assume that it was not the U.S. bond market lead alone which pushed up yields of long-term government bonds, but also the upswing of the world economy that resulted in a recovery of domestic growth prospects. This, in turn, caused the speculation that the Bundesbank would change to a restrictive policy.

The considerable influence of the domestic central bank policy on yields can additionally be seen in the close relation between the development of forward rates and the yields for long-term Bunds. Therefore a decoupling of the German bond market from the U.S. lead would be possible if money market expectations in the United States and the euro area developed in different directions. In recent months this has already been proved by the actual German bond market development. Besides this, in the period from the beginning of 1999 to the beginning of 2001 the Japanese bond market neither took its cue from the increase of yields nor the later yield decline in the U.S. In February 1999, in an environment of bank crises


Yields for 2-Year Bunds and ifo Business Climate Index
(monthly data, Business Climate Index for West Germany)
%
Index
2000=100
10
9
8
7
6
5
4
3
2
1
110
106
102
98
94
90
86
82
78
74
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005
— Yields for 2-year Bunds, month's end data (left scale) — ifo Business Climate Index (right scale)

**Source:** Bloomberg





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and deflation, the Japanese central bank had decided on a cut of the target overnight call rate to only 0.15%. Against the background of unchanged ECB key rates in this year, yields for 10-year Bunds should follow the overseas' lead, but markedly weaker, and only reach a level of 4.2% by the end of 2005. At the end of next year 10-year Bunds will yield 4.2% again.

*Euro Area - Economic Growth and Interest Rate Forecast*

| Indicator in % | 2002 | 2003 | 2004 | 2005 | 2006 |
|---|---|---|---|---|---|
| **Gross Domestic Product** * | 0.9 | 0.5 | 1.8 | 1.4 | 1.4 |
| Domestic Demand * | 0.4 | 1.2 | 1.9 | 1.9 | 1.4 |
| Industrial Production * | -0.6 | 0.2 | 1.9 | 2.3 | 1.5 |
| Consumer Price * | 2.2 | 2.1 | 2.2 | 1.5 | 1.0 |
| Central Bank Rate (Fed Funds target rate) ** | 2.75 | 2.00 | 2.00 | 2.00 | 1.50 |
| **Yields for 10-Year Government Bonds**** | **4.2** | **4.3** | **3.7** | 4.2 | 4.2 |
| *- Consensus Forecast (Bloomberg)*** | | | | 4.5 | 4.3 |
| *- Implied Yields*** | | | | 3.9 | 4.1 |
| **Yields for 10-Year Pfandbriefe (PEX)**** | **4.4** | **4.4** | **3.8** | 4.4 | 4.4 |
| *- Yields Advantage over Bunds *** | 0.2 | 0.1 | 0.1 | 0.2 | 0.2 |

*change compared to previous year ** rate by the end of the year ↑ Forecast ↑

# *Japan*



## Despite an interim setback: third time lucky

Following the burst of the speculation bubble on the stock and real estate markets at the end of 1989 the Japanese economy twice tried in vain to escape from the vicious circle of banking crisis and economic stagnation. The first attempt of an economic recovery was choked by a consumption tax hike from 3% to 5%. The second attempt was stopped when the global IT boom ended, and when a premature key rate increase by the Bank of Japan was made, which together plunged the Japanese economy into recession. In the second half-year of 2002 the Japanese economy commenced the next startup to escape from the economic malaise. In 2003 GDP grew by 1.4% after having decreased by -0.3% the year before. For last year a GDP growth rate of as much as 2.6% is to be recorded. In the second and third quarter, however, GDP regressed by -0.3% each in quarter-on-quarter terms. When strictly using the Anglo-Saxon rule of thumb the Japanese economy thus fell back into recession. But for the fourth quarter of 2004 the Japanese government again reported a growing, even if conceivably low, gross domestic product, and GDP was 0.1% higher than in the previous quarter. Economic growth data for the beginning of this year, however, suggests a significantly accelerated growth. In January 2005, for example, industrial production increased by 2.5% compared to the month before. Department store sales rose for the first time in eleven months in year-on-year terms. In addition to this economic growth news, mainly the following arguments suggest that last year's pause in economic growth will not signal an end of the economic flash in the pan.

° Firstly, balance sheet adjustment by Japanese companies and commercial banks has made much progress, if not already finished. Corporate debt either in relation to GDP or corporate profits, has been reduced significantly. Consistent with this is the continuously declining number of corporate insolvencies. In February 2005 the number of insolvencies was almost 13% below the level of the same month last year. Therefore corporate profits, which accelerated last year by almost 28%, will hardly be used for paying back debts, but increasingly for financing investments. These corporate decisions are in line with the beliefs of global investors. According to a survey by the investment bank Merrill Lynch, fewer and fewer fund managers expect companies to use the inflow of funds for balance sheet adjustment. The situation of the Japanese banks has markedly brightened as well. In the period from March 2004 to September 2004 the number of non-performing loans dropped by 2.8 trillion yen to 23.8 trillion yen, according to information from the Financial Services Agency. This corresponds to just 3% of the aggregate balance sheet amount of the Japanese banking system. Hence the objective of the Japanese government to reduce the amount of non-performing loans from 8.4% in March 2002 to between 4% and 5% in March 2005, was achieved faster than expected. This successful reduction of bad loans has resulted in even small-sized companies no longer feeling restricted by the unwillingness of banks to grant credit, says the so-called TANKAN survey. Consistent with this is the slowing reduction of the credit portfolio of Japanese commercial banks as well. The Japanese

Central Bank has substantially contributed to overcoming this crisis by not only operating an extremely expansionary monetary policy, but by directly supporting the commercial banks by purchasing their shares as well up to the end of the third quarter 2004. The portion of shares in Japanese commercial banks' assets decreased between December 2002, the start of the Central Bank's stock purchasing plan, and September 2004 from 4.3% to 3.6%, although the Japanese stock market, taking the Nikkei 225 as the reference value, picked up by 28% in the same period.

° Secondly, last year economic growth - in contrast to the development in Germany -not only occurred through the expansion of net exports, but also by corporate investments and private consumption. In the meantime the current upswing is based on several pillars. Another argument against the 'flash in the pan' thesis is the fact that, in contrast to past recoveries, the state has reduced its expenditure.


Unemployment Rate
%
6,0
5,5
5,0
4,5
4,0
3,5
3,0
2,5
2,0
1,5
1,0
0,5
0,0
1950
1954
1958
1962
1966
1970
1974
1978
1982
1986
1990
1994
1998
2002

**Source:** Bloomberg

° Compared to both recent short-lived recoveries, the unemployment rate this time is declining; it dropped from its historical peak of 5.5% in January 2003 to 4.5% in January 2005. This is firm proof that personnel cutbacks have ended. In contrast, the moving 12-month average of new jobs is steeply increasing and reaching a new all-time peak every month. This recovery in the labor market, in turn, quickened the consumer mood.





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Number of Insolvencies
2000
1800
1600
1400
1200
1000
800
600
400
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
Original figures
Centered average over 12 months

**Quelle:** Global Insight

- Finally, the two most important trading partners of Japan, the United States and the People's Republic of China, show no indicators for a cooling, in defiance of all prophecies of doom. This year as well net exports will contribute to GDP growth, even if to a lesser extent than in previous years.

As a result, this year's GDP growth will only reach a year-on-year change rate of 1.3% due to a statistical negative overhang, whereas next year the economy will grow by 2.5%.

## An end of deflation only in sight for next year

In contrast to previous hopes, Japan has not yet completely shaken off deflation. The Japanese CPI declined in January 2005 by -0.1% compared to the same month last year. February's consumer prices in the Greater Tokyo area, which are published one month before the national data, fell 0.5% below the previous year's level. The Bank of Japan mainly blames the reductions of telephone and electricity tariffs, resulting from deregulations, for this CPI decline. Moreover, the year-on-year change rate of domestic wholesale prices dropped slightly in recent months. Nevertheless, when considering the pick-up of domestic demand,

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next year Japanese deflation will come to an end. The year-on-year change rate of CPI will be -0.2% this year and +0.3% next year. Caused by the fact that the Bank of Japan repeatedly reinforced its intention to keep on with its policy of quantitative easing until the CPI's change rate is sustained around or above the zero mark, the forecast development of prices will not induce the Bank of Japan to abandon its policy of quantitative easing before the end of next year. It can be assumed, however, that the BoJ will reduce its target range for the outstanding balance of current accounts held at its bank later this year. Since January 20, 2004 this target range for the outstanding balance of current accounts remained unchanged at 30 to 35 trillion yen. Due to the fact that liquidity of the Japanese banking system will remain fairly high, despite the forecast reduction of the target range, it can be assumed that money market rates will stay close to the zero mark. But also the final abandoning of the quantitative easing policy, that is to take place later, will just express a return to the zero-rate policy which the Bank of Japan initially applied. In the bond market the return of inflation and the prospect of key interest rates not being at zero in perpetuity, will result in higher yields. This is even more true because in 2002 the Japanese bond market again started to react to the development of the U.S. bond market. Yields for Japanese 10-year government bonds will therefore climb to 2.0% at the end of this year and to 2.5% at the end of 2006.

*Japan - Economic Growth and Interest Rate Forecast*

| **Indicator in %** | **2002** | **2003** | **2004** | 2005 | 2006 |
|---|---|---|---|---|---|
| **Gross Domestic Product** * | -0.3 | 1.4 | 2.6 | 1.3 | 2.5 |
| Domestic Demand * | -0.9 | 0.8 | 1.9 | 1.2 | 2.4 |
| Industrial Production * | -1.2 | 3.3 | 5.3 | 3.1 | 3.8 |
| Consumer Prices * | -0.9 | -0.2 | 0.0 | 0.2 | 0.3 |
| Central Bank Rate (Fed Funds target rate) ** | 0.1 | 0.1 | 0.1 | 0.1 | 0.1 |
| **Yields for 10-Year Government Bonds** ** | 0.9 | 1.4 | 1.4 | 2.0 | 2.5 |
| *- Consensus Forecast (Bloomberg)*** | | | | 1.7 | n.v. |
| *- Implied Yields*** | | | | 1.6 | 1.8 |

*change compared to the previous year  **rate by the end of the year  ↑ Forecast ↑

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Japan
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# *Consensus Forecast*

View on Interest Rates of Selected Banks

| | **Forecast of Euro 3-Months Interest Rate** | | | | | | **Forecast of Yields for 10-Year Government Bonds** | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | **by the end of June 2005** | | | **by the end of December 2005** | | | **by the end of June 2005** | | | **by the end of December 2005** | | |
| Forecast as of : | Jan. 31, 2005 | Mar 2, 2005 | change | Jan. 31, 2005 | Mar 2, 2005 | change | Jan. 31, 2005 | Mar 2, 2005 | change | Jan. 31, 2005 | Mar 2, 2005 | change |
| **Institutes** | | | | | | | | | | | | |
| Bayerische LBank | 2,40 | 2,40 | 0,00 | 2,70 | 2,70 | 0,00 | 4,20 | 4,00 | -0,20 | 4,30 | 4,30 | 0,00 |
| Commerzbank | 2,15 | 2,15 | 0,00 | 2,60 | 2,60 | 0,00 | 3,90 | 3,70 | -0,20 | 4,20 | 4,00 | -0,20 |
| Deutsche Bank | 2,15 | 2,40 | 0,25 | 2,40 | 2,70 | 0,30 | 4,30 | 4,30 | 0,00 | 4,80 | 4,80 | 0,00 |
| Dresdner Bank | 2,20 | 2,20 | 0,00 | 2,50 | 2,50 | 0,00 | 4,10 | 3,80 | -0,30 | 4,50 | 4,40 | -0,10 |
| DZ-Bank | 2,25 | 2,25 | 0,00 | 2,50 | 2,45 | -0,05 | 4,40 | 4,25 | -0,15 | 4,70 | 4,50 | -0,20 |
| HSBC Trinkaus & Burkh. | 2,15 | 2,20 | 0,05 | 2,00 | 2,20 | 0,20 | 4,20 | 4,20 | 0,00 | 4,10 | 4,10 | 0,00 |
| HypoVereinsbank | 2,50 | 2,50 | 0,00 | 2,75 | 2,75 | 0,00 | 4,20 | 4,10 | -0,10 | 4,50 | 3,85 | -0,65 |
| INVESCO | 2,25 | 2,15 | -0,10 | 2,50 | 2,35 | -0,15 | 4,20 | 4,30 | 0,10 | 4,50 | 4,60 | 0,10 |
| LBBW | 2,30 | 2,25 | -0,05 | 2,60 | 2,60 | 0,00 | 4,10 | 4,00 | -0,10 | 4,60 | 4,60 | 0,00 |
| M.M.Warburg | 2,10 | 2,10 | 0,00 | 2,30 | 2,30 | 0,00 | 3,80 | 3,80 | 0,00 | 4 10 | 4,10 | 0,00 |
| Morgan Stanley | 2,30 | 2,30 | 0,00 | 2,80 | 2,80 | 0,00 | 4,20 | 3,90 | -0,30 | 4,50 | 4,30 | -0,20 |
| NORD/LB | 2,20 | 2,20 | 0,00 | 2,70 | 2,50 | -0,20 | 4,00 | 3,80 | -0,20 | 4,40 | 4,20 | -0,20 |
| **Average** | **2,25** | **2,26** | **0,01** | **2,53** | **2,54** | **0,01** | **4,13** | **4,01** | **-0,12** | **4,43** | **4,31** | **-0,12** |
| Best Forecast | 2,50 | 2,50 | 0,00 | 2,80 | 2,80 | 0,00 | 4,40 | 4,30 | -0,10 | 4,80 | 4,80 | 0,00 |
| Lowest Forecast | 2,10 | 2,10 | 0,00 | 2,00 | 2,20 | 0,20 | 3,80 | 3,70 | -0,10 | 4,10 | 3,85 | -0,25 |

**Legend:** Lowest Forecast Best Forecast

**Interest Rate Level at the Respective Time of Survey**
January 31, 2005: 3-Months Interest Rate : 2.12 % Yields for 10-Year Government Bonds: 3.55 %
March 2, 2005: 3-Months Interest Rate : 2.12 % Yields for 10-Year Government Bonds: 3.70 %

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## *History of the Interest Rate Development*


United States, Germany and Japan
History of Interest Rate Development
%
16
14
12
10
8
6
4
2
0
1870
1878
1886
1894
1902
1910
1918
1926
1934
1942
1950
1958
1966
1974
1982
1990
1998
2006
United States
Germany
Japan

**Germany:** Yields on Outstanding Bonds
**United States:** Yields for 10-Year Corporate Bonds, from1953 Yields for 10-Year Government Bonds
**Japan:** Yields for 7-Year Government Bonds, from May 1980 Yields for 10-Year Government Bonds

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→Imprint

## *Imprint*

### *Hypothekenbank in Essen AG*

Economic Research
Gildehofstrasse 1
45127 Essen
Germany

Sources of graphs and tables:
Global Insight, Bloomberg, Deutsche Bundesbank, Global Financial Data, Dresdner Bank. Federal Reserve Bank of St. Louis, Journal "Euro" (several issues)

## *Disclaimer*

This report has been prepared and published by Hypothekenbank in Essen AG. It is intended exclusively for the Bank's professional and institutional customers. The report is based upon data and information which Hypothekenbank in Essen AG believes to be reliable. However, no liability is accepted for the correctness or accuracy of the data in question. This report does not constitute an offer, an invitation or a recommendation for the purchase and sale of securities and should not be used - either in its entirety or in abstracts - as a basis of information in connection with the conclusion of a contract or of any other obligation of any kind. It is provided exclusively for information purposes. The assessments contained in this report are our optimum appraisal at a given point in time and are subject to change without notice. Hypothekenbank in Essen AG accepts no liability for any costs, losses or damages arising from or in connection with the use of this report or any part thereof.



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Interest Rate Forecast Meeting

Here you find the results of our recent interest rate forecast meetings. Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development. The interest rate forecast meetings are held in the premises of Hypothekenbank in Essen AG several times a year. If you have any comments or questions please call Dirk Chlench: +49 201 8135 442 or e-mail to: **Dirk.Chlench@essenhyp.com**

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## Interest Rate Forecast Meeting on March 22, 2005

Results of the consensus survey

Forecast for the Euro Three-Month Money Market Rate
Status as of March 22, 2005: 2.00%

| | 2nd quarter of 2005 | 3rd quarter of 2005 | 4rd quarter of 2005 | 1st quarter of 2006 | 2nd quarter of 2006 |
|---|---|---|---|---|---|
| Consensus Forecast | 2.00% | 2.00% | 2.25% | 2.25% | 2.50% |
| Highest Forecast | 2.30% | 2.30% | 2.50% | 2.75% | 2.75% |
| Lowest Forecast | 2.00% | 2.00% | 1.75% | 1.75% | 1.50% |
| as of Quarter-end | | | | | |

Forecast for the 10-year*Pfandbrief*yields
Status as of March 22, 2005: 3.81%

| | 2nd quarter of 2005 | 3rd quarter of 2005 | 4rd quarter of 2005 | 1st quarter of 2006 | 2nd quarter of 2006 |
|---|---|---|---|---|---|
| Consensus Forecast | 3.92% | 3.90% | 3.98% | 4.03% | 4.15% |
| Highest Forecast | 4.20% | 4.60% | 4.60% | 4.80% | 4.60% |
| Lowest Forecast | 3.70% | 3.50% | 3.35% | 3.20% | 3.00% |
| as of Quarter-end | | | | | |

**Participants:**

Bernd Bäume, Bankhaus Lampe KG, Düsseldorf
Dr. Gunar Lietz, IKB Deutsche Industriebank AG, Düsseldorf
Erhard Rossig, Bergbau-Berufsgenossenschaft, Bochum
Prof. Dr. Peter Bofinger, Bayerische Julius-Maximilians-Universität Würzburg, Würzburg

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**VDH-Pfandbrief Curve**



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**Credit Research**
Last Update
April 2005
» more

**Economic and Interest Rate Outlook G3**
» more

**3rd Capital Market Conference**
More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG. » more

**Current Financial and Economic Topics**
*Germany:* Job Relocation to Eastern Europe - Much Ado about Nothing! » more

**Interest Rate Forecast Meeting**

Eugen Keller, Metzler Asset Management GmbH, Frankfurt am Main
Patrick Braemer, Gallinat-Bank AG, Essen
Fabienne Riefer, Deutsche Postbank AG, Bonn
Dirk Chlench, Hypothekenbank in Essen AG, Essen
Dr. Frank Brocks, Hypothekenbank in Essen AG, Essen
Reinhold Knaus, Westfalenbank AG, Bochum
Olaf Kilimann, Volksbank Marl-Recklinghausen eG, Marl
Steffen Neumann, Landesbank Rheinland-Pfalz, Mainz
Christian van Heynsbergen, Gallinat-Bank AG, Essen
Andreas Speer, Bayerische Landesbank, München
Jens-Uwe Wächter, DekaBank, Frankfurt am Main
Claudia Windt, Landesbank Hessen-Thüringen, Frankfurt am Main
Peter Wirth, Deutsche Apotheker- und Ärztebank, Düsseldorf
Martin Hofbauer, Hypothekenbank in Essen AG, Essen
Jan Bottermann, National-Bank AG, Essen
Dr. Harald Loy, Deutsche Bundesbank, Düsseldorf
Ekkehard Link, National-Bank AG, Essen

If you have any comments or questions, please call:
Dirk Chlench, +49 201 8135 442 or mail to:**Dirk.Chlench@essenhyp.com**

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**» more**


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## Investor Relations

Current Financial and Economic Topics

This is where we publish our thoughts on current economic and financial topics in a bimonthly manner. We monitor economic and financial developments in the USA, the euro area and Japan. If you are interested in receving our articles automatically, please send us an **e-mail** and we will add your name to our mailing list.

### Articles in 2005

- **Germany: Job Relocation to Eastern Europe - Much Ado about Nothing!** May 2005
- **Germany: Will structural reforms push Germany into deflation?** January/February 2005

### Articles in 2004

- **Germany: Irrational pessimism on bond markets?** November/ December 2004
- **How global savings glut could undermine global economic expansion?** September/ October 2004
- **Germany: Are economists now too bearish about Germany?** May/June 2004
- **Japan: Third Time Lucky!** March/April 2004
- **US-Dollar: It's the economy - stupid!** January/February 2004

### Articles in 2003

- **Rare Gems** November/December 2003
- **Japan hands the wooden spoon to Germany!** September/October 2003
- **World: A global economic upturn is underway!** July/August 2003
- **Germany: Glimmer of hope for an economic revival!** May/June 2003

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Search: go

**VDH-Pfandbrief Curve**



» more

**Credit Research**
Last Update
April 2005
» more

**Economic and Interest Rate Outlook G3**
» more

**3rd Capital Market Conference**
More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG. » more

**Current Financial and Economic Topics**
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

**Interest Rate Forecast Meeting**

- ▷ **Germany/Europe: Build up anti-cyclical stock positions** March/April 2003
- ▷ **USA: Will the U.S. economy regain its former strength or will economic growth again lose momentum in 2003?** January/February 2003

**Articles in 2002**

- ▷ **USA: The last ray of hope for the world economy** November/December, 2002
- ▷ **Germany: From powerhouse to poorhouse of Western Europe?** September/October, 2002
- ▷ **USA: The U.S. consumers are well alive and kicking!** July/August, 2002
- ▷ **World:Real interest rates and funding conditions** May/June 2002
- ▷ **Euro area: Markets will once again beat economists on ECB rates!** March/April 2002
- ▷ **USA: Don't bet on a double dip in the United States!** January/February 2002

**Articles in 2001**

- ▷ **World: Will the New Economy Continue?** November/December 2001
- ▷ **USA: We definitely continue to believe in a V-shaped recovery** September/Oktober 2001
- ▷ **Germany: Searching for the trough of the business cycle** July/August 2001
- ▷ **USA: The most recent rise in bond prices is just a pause in a bear market** May/June 2001
- ▷ **Japan: A brief review of the recent BOJ monetary policy** March/April 2001
- ▷ **USA: U.S. economic slowdown will only lead to a short-term dollar weakening** January/February 2001

**Articles in 2000**

- ▷ **Euro area: "New Economy" in the euro area will lead to a Euro rebound** November/December 2000
- ▷ **Japan: Will the Recovery result in an ongoing strong expansion?** September/October 2000
- ▷ **USA: A flexible labor market is the key issue for a bull market.** July/August 2000
- ▷ **Germany: Is a spread widening of credit products, as in the USA, a real danger for the German bond market?** May/June 2000

Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
**» more**

- **USA: Overvalued US stock market - so what?** March/April 2000
- **Germany: The return of inflation?** January/February 2000

**Articles in 1999**

- **World: The role of asset prices in US Fed and ESCB monetary policy** December 99
- **World: Some Thoughts on the 'liquidity' argument** November 1999
- **USA: Inflation-led interest rate fears - and rightly so?** October 1999
- **USA: Don't stay long in bonds** September 1999
- **Euro area: A review of the first six months of the euro currency** August 1999
- **USA: Do we get a bear market like in 1994 ?** July 1999
- **USA: Real Wages versus Unemployment Rate** June 1999
- **Germany: Consumer Price Inflation Forecast for 1999/2000** May 1999
- **Euro Area: Implied inflation expectations** April 1999
- **Euro Area: Real 3-month interest rates** March 1999
- **USA: Personal savings rate** February 1999

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HYPOTHEKENBANK IN ESSEN AG

# Current Financial and Economic Topics

May 11, 2005

Dirk Chlench +49 201 8135 442 - dirk.chlench@essenhyp.com



## Job Relocation to Eastern Europe - Much Ado about Nothing!

Since last year there has been much talk in the German media about job relocations to low-wage countries. It is a widely held belief that German companies can no longer compete with their new competitors from Eastern Europe because of the high wage level in Germany. It is true that in Poland, the Czech Republic and Hungary monthly wages in the manufacturing sector are four-fifths lower than the German level. Manufacturing workers' earnings in the more distant Baltic states are even only around one-tenth of their German colleagues. But my internet research, in which I simply put the word "Jobverlagerung" (job relocation) into the search engine, yielded more hits with statements by politicians complaining about job relocations, than examples of actual relocations. The most vocal politician is the conservative Edmund Stoiber, Minister President of Bavaria and chairman of the CSU, the Bavarian sister party of the CDU. He stated that Germany would lose 50,000 jobs a month. This adds up to a dramatic figure of 600,000 job losses a year. However, Angela Merkel, the CDU opposition leader, said that Germany would lose 1,000 jobs a day, which translates to the already markedly lower figure of 365,000 jobs a year. But in March 2005 the German Chamber of Commerce (DIHK) gave a projection, based on a current survey of more than 7,500 industrial companies about their foreign investment plans, that German companies will have relocated a total of 150,000 worksites to foreign countries by the end of 2007. Broken down to an annual figure, the alleged job reductions melt down to 50,000. Unfortunately the actual number of job relocations out of Germany is a conjecture given that no official data is collected. In the United States, however, where there have been extended mass layoffs, staff members of the U.S. Labor Department interview employers to find out the reason. The official statisticians registered that last year







the dismissal of 16,073 workers was associated with out-of-country relocations. This figure corresponds to only 3% of all separations in non-seasonal/non-vacation extended mass layoff events, according to the U.S. Labor Department. Against the backdrop of a U.S. civilian labor force of 148 million, the number of 16,073 laid-off workers appears, in macroeconomic terms, negligible. Nevertheless, each separate case is a blow for the individual, of course. Turning back to Germany, Elga Bartsch, Senior Economist at Morgan Stanley, suggests that job relocations over here are even less important than in the United States. She backs up her opinion with three arguments: "In Germany, we would expect IT-enabled offshoring in the service industry to play a more limited role than in the US due to language barriers. In addition, the smaller share of low-skilled, low paid jobs in Germany probably limits the offshoring potential further. In other words, a lot of the jobs that are being offshored in the United States don't even exist in Germany and probably never have. In addition, the costs of closing down a business in Germany and relocating it abroad tend to be higher than in the US because of stricter layoff regulations." In my view the only way to shed some more light on this hot issue is to analyze the balance of payments statistics. The few colleagues who also scratched their heads about the extent of job relocations have based their argumentation on the development of outward foreign direct investment (FDI). This FDI data can be easily downloaded from the Bundesbank's Homepage. However, German direct investment abroad is also available broken down further into the subgroups of equity capital, reinvested earnings, credit transactions of German direct investors and other investment. It will probably not change the whole story but in the context of job relocations it seems somehow better to monitor the development of the balance on equity capital investment. This is the difference between new capital investment and capital disinvestment. The Bundesbank also provides, on request, a country breakdown of the balance on equity capital investment abroad.








German direct investment abroad: balance on equity capital investment
(annual data)
EUR bn
100
80
60
40
20
0
-20
-40
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Total
Of which: industrial countries

*Chart 1 - Source: Deutsche Bundesbank*

As can seen in Chart 1, the balance on foreign equity capital investment has decreased markedly from the highs during the new economy era of the late nineties. Last year the balance between new investment and disinvestment was even negative. Hence, the often heard assertion that German companies would invest only abroad is completely false. German companies do not invest at all!

Chart 1 also shows that the balance on equity capital investment in total, and on equity capital investment in industrial countries are nearly congruent. This leads me to the assumption that foreign direct investment is driven by the intention of opening up new markets, rather than reducing overall production costs. However, my thesis is only roughly in line with the DIHK survey mentioned above. According to this survey around one third of the industrial companies questioned, indicated that the lowering of production costs is the aim of their foreign investment plans. Two years ago the corresponding ratio stood at 42 percent. But my thesis is, in turn, backed by the fact that the balance on equity capital investment in low-wage countries, such as the East European EU member states, is very low if compared to the total level of the balance

on equity capital investment or domestic fixed investment. For example, in 2004 German companies invested on balance just EUR 1.4 billion in the East European EU member states. This compares to domestic fixed investment of around EUR 380 billion during the same time period.




German direct investment abroad: balance on equity capital investment
(annual data)
EUR bn
4
3
2
1
0
-1
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
East European EU member states

*Chart 2 - Sources: Deutsche Bundesbank, own calculations*

It is quite clear that all the talk about alleged job relocation to Eastern Europe is in employers' ostensible interest. Their bargaining power has got a lift by the possibility of credible threats to relocate production to low-wage countries. The most prominent example was the successful threat by the electro-giant Siemens to relocate their cellular phone production from establishments in Bocholt and Kamp-Lintfort (North-Rhine Westphalia) to Hungary. The engineering union (IG Metall) saw no other choice than to accept an increase of the standard weekly working hours from 35 to 40, without any compensatory payments. Even more, the Siemens management also pushed through cuts in vacation and Christmas allowances.

A more recent example again comes from Siemens AG. Jobs at its subsidiary Siemens VDO automotive AG, a supplier of electronics and electrical products to the automobile industry, are to be relocated from Würzburg (Bavaria), to the Czech Republic. Unless, say the management, employees accept severe cost cutting measures. An extension of standard weekly hours from 35 to 40, without any compensation, and the abolishment of paid breaks and shift premiums is on the management's wish list. Turning back to a macro perspective, the described dwindling power of employees is reflected in overall waning pay rises. In the third and fourth quarter of last year, wages and salaries per employee even decreased in year-on-year-terms.


Wages and Salaries per Employee
%
12
10
8
6
4
2
0
-2
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Chart 3 - Source: Deutsche Bundesbank


Entrepreneurial and Investment Income as a Percentage of National Income
%
34
32
30
28
26
24
22
1970
1974
1978
1982
1986
1990
1994
1998
2002
2006

Chart 4 - Source: Deutsche Bundesbank

**The social democrat-led German Federal Government has tried to put Germany back on its feet solely by supply-side measures, like the so called Hartz IV labor market reform. This has so far been without any success, if not only the increase in entrepreneurial and investment income, but in overall national income is taken as a yardstick. Even though both the business elite and the opposition parties, the conservative CDU and the liberal FDP, admit that the implemented reforms are a first step in the right direction, they both call for more and far-reaching measures. However, Prof. Bofinger, an economic adviser to the Federal Government and perhaps successor of the ECB's chief economist Otmar Issing, has compared this general attitude among the business elite with a doctor who notices that the prescribed drug does not help his patient, but instead of questioning the diagnosis simply increases the dose. Nevertheless, most business leaders**

and economists hold the view that the economic malaise in Germany has to become even more severe before the time is ripe for radical Thatcher-like structural reforms. But maybe business leaders have already aimed too high. More and more workers deplore the fact that their wages have been stagnating for years whereas the compensation for top managers is soaring. Hence, from the workers' point of view, Franz Müntefering's recent capitalism criticism hit the nail on the head. The chairman of Germany's Social Democrat Party (SPD) compared investors seeking short-term gains to the biblical plague of locusts: "Financial investors remain anonymous. They have no face, they descend upon companies like locusts, destroy everything and move on". Furthermore, the chairman criticized the Deutsche Bank's CEO Josef Ackermann, meanwhile the SPD's favorite enemy, for dismissing 6,000 employees, despite having made "exorbitant profits". His party deputy Ute Vogt even urged consumers to boycott companies which have greatly reduced their staff. What's more, calls for statutory minimum wages are becoming ever louder. Several polls show that a large majority of Germans share the view of Mr. Müntefering. This is another sign indicating that the German people are fair weather fans of a free market economy. Roger Köppel, journalist of the Swiss magazine "Weltwoche" got the same impression two years ago: "The Germans are anti-capitalists at heart. They can't be and they don't want to be [capitalists]. Their aspirations rest with the fraternity, with the collective." Therefore the government's strategy to implement structural reforms in an economic downturn without support from a countercyclical economic policy is quite dangerous. The public mood in a severe economic crisis might not change in favor of Thatcher-like reforms, but be to seek salvation in some kind of socialism. As it can be excluded that employers will increase hourly wages in order to lift workers' purchasing power, the ECB should take action to stimulate demand and, thus, help to calm the heated political debate in Germany. Therefore I share the view of Mr. Clement, Secretary of Commerce, who recently indirectly called on the ECB to cut its key interest rates. My bet remains that the ECB will lower its main refinancing rate by 50 basis points to 1.5% in the 1st quarter of 2006.


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## Investor relations

### Roadshows

The entry of the Jumbo into the international capital markets gave the German mortgage banks the opportunity of winning new investors for the German *Pfandbrief* at an international level. Essen Hyp reacted promptly and focussed its internationally targeted funding strategies on investors' needs.

Since its first international roadshow in October 1997 which went from London, via Asia, to the United States, Essen Hyp has been presenting itself and its products on a regular basis to international investors in all important financial and commercial centers of the world.

We will continue to commit ourselves to the task of intensifying our close contact with national and international investors.

During the roadshows investors have been asking many questions on, for example, the German legal system, the distinction between the German *Pfandbrief* and other products, the quality of our cover fund, etc. Information on these and other related issues can be found in our **Glossary**.

The power point presentation compiled for our roadshow to the Middle East in February 2005 is available for **download here**.


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## Credit Research

Overview

### Public-sector Loans

**Breakdown of public-sector cover pool**
- by rating
- by borrowers and regions
- by countries
- by risk weighting
- Derivatives serving as cover

**Cover pool at market value**
- Development/ Stress scenario

- Surplus cover

**Breakdown of new lending commitments**
- by rating
- by borrowers and regions
- by countries
- by risk weighting

### Risk Management

- Risk Report
- Value at risk
- Worst case scenario
- Interest rate risk
- Grundsatz I
- Grundsatz II

### Derivatives

- Counterparty ratings
- Yield curve distribution

### Ratings

### Non-cover Loans

**Breakdown of non-cover loans (public-sector)**
- by rating
- by borrowers
- by countries
- by risk weighting

**Breakdown of new lending commitments (public-sector)**
- by rating
- by borrowers
- by countries
- by risk weighting

- Investment of available funds

### Mortgage Loans

**Breakdown of mortgage portfolio**
- Domestic loans by type of property, region and LTV
- Foreign loans by type of property, country and LTV
- Derivatives serving as cover

**Cover pool at market value**
- Development/ Stress scenario

- Surplus cover

**Breakdown of non-cover loans**
- Loans with a LTV > 60%

**Breakdown of new lending commitments**

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**VDH-Pfandbrief Curve**



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**Credit Research**
Last Update
April 2005
» more

**Economic and Interest Rate Outlook G3**
» more

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More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG. » more

**Current Financial and Economic Topics**
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

**Interest Rate Forecast Meeting**

▷ **Overview of ratings**

▽ Code of Conduct

▷ **Outline**

▷ **Domestic loans by type of property, region and LTV**

▷ **Foreign loans by type of property, country and LTV**



All figures are updated periodically (see overview of updates).

Information contained herein is subject to completion and amendment.
It should not be relied upon as a basis for investment decisions.
EssenHyp accepts no liability for any omissions or inaccuracies contained herein!

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## Credit Research

Overview of updates

| Subject | Update period | Last update |
|---|---|---|
| **Public-sector loans** | | |
| Breakdown of public-sector cover pool | | |
| by rating | monthly | 04.2005 |
| by borrowers and regions | monthly | 04.2005 |
| by countries | monthly | 04.2005 |
| by risk weighting | monthly | 04.2005 |
| derivatives serving as cover | monthly | 04.2005 |
| Cover pool at market value | | |
| Development/ Stress scenario | monthly | 04.2005 |
| Surplus cover | monthly | 04.2005 |
| Breakdown of new lending commitments | | |
| by rating | monthly | 04.2005 |
| by borrowers and regions | monthly | 04.2005 |
| by countries | monthly | 04.2005 |
| by risk weighting | monthly | 04.2005 |
| **Non-cover Loans** | | |
| Breakdown of non-cover loans | | |
| by rating | monthly | 04.2005 |
| by borrowers and regions | monthly | 04.2005 |
| by countries | monthly | 04.2005 |

| | | |
|---|---|---|
| by risk weighting | monthly | 04.2005 |
| Breakdown of new lending commitments | | |
| by rating | monthly | 04.2005 |
| by borrowers and regions | monthly | 04.2005 |
| by countries | monthly | 04.2005 |
| by risk weighting | monthly | 04.2005 |
| Investment of available funds | monthly | 04.2005 |
| **Mortgage Loans** | | |
| Breakdown of mortgage portfolio | | |
| domestic loans by type of property, region and LTV | quarterly | 03.2005 |
| foreign loans by type of property, country and LTV | quarterly | 03.2005 |
| derivatives serving as cover | monthly | 04.2005 |
| **Cover pool at market value** | | |
| Development/ Stress scenario | monthly | 04.2005 |
| Surplus cover | monthly | 04.2005 |
| **Breakdown of non-cover loans** | | |
| Loans with a LTV > 60% | monthly | 04.2005 |
| **Breakdown of new lending commitments** | | |
| domestic loans by type of property, region and LTV | quarterly | 03.2005 |
| foreign loans by type of property, country and LTV | quarterly | 03.2005 |
| **Derivatives** | | |
| Counterparty ratings | monthly | 04.2005 |

| | | |
|---|---|---|
| Yield curve distribution | monthly | 04.2005 |
| | | |
| **Risk Management** | | |
| Value-at-risk | monthly | 04.2005 |
| Worst-case scenario | monthly | 04.2005 |
| Interest rate risk | monthly | 04.2005 |
| Grundsatz I | monthly | 04.2005 |
| Grundsatz II | monthly | 04.2005 |

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## Public-sector loans

Breakdown of cover pool by rating

S & P/ Moody's / Fitch 30.04.2005

Should the rating agencies come to different rating results, the worst rating is taken into account.

| **by rating** | **in Euro m** | **in %** |
|---|---|---|
| AAA / Aaa / AAA | 13,517 | 25.50 |
| AA+ / Aa1 / AA+ | 5,379 | 10.15 |
| AA / Aa2 / AA | 6,475 | 12.22 |
| AA- / Aa3 / AA- | 14,086 | 26.57 |
| A+ / A1 / A+ | 2,131 | 4.02 |
| A / A2/ A | 997 | 1.88 |
| A- / A3 / A- | 1,067 | 2.01 |
| BBB+ / Baa1 / BBB+ | 213 | 0.40 |
| Without rating * | 9,141 | 17.25 |
| **Total** | **53,006** | **100.00** |

| *** - Without rating** | **in Euro m** | **in %** |
|---|---|---|
| Public-sector banks and saving banks | 4,260 | 8.04 |
| Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities | 4,219 | 7.96 |
| Loans within the EU (public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions. | 329 | 0.62 |

| | | |
|---|---|---|
| Others | 333 | 0.63 |
| **Total** | **9,141** | **17.25** |

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## Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 53,006m

Information as permitted by banking confidentiality. 30.04.2005

**Please click on the different parts of the pie chart for further information.**


Special Public-sector banks (solva 0)
6.88%
Foreign loans
14.62%
28.55%
Public-sector banks and saving banks/ Financial Institutions
Federal Government of Germany, Federal Government's special fund and "Laender"
41.70%
8.25%
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities

| by borrowers | in Euro m | in % |
|---|---|---|
| Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States) | 22,106 | 41.70 |
| Cities, municipalities, non-profit organizations and loans guaranteed | 4,374 | 8.25 |

| | | |
|---|---|---|
| by municipal authorities | | |
| special public sector banks (solva 0) | 3,649 | 6.88 |
| Public-sector banks and saving banks/ financial institution | 15,129 | 28.55 |
| Foreign Loans | 7,748 | 14.62 |
| **Total** | **53,006** | **100.00** |

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## Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 53,006m

| Information as permitted by banking confidentiality. | 30.04.2005 |
|---|---|
| **Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)** | **in Euro m** |
| Federal Government of Germany | 223 |
| Federal Government's Special Fund | 1,183 |
| Laender (individual German Federal States) | 20,700 |
| **Total** | **22,106** |


ESSEN HYP



## Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 53,006m

| Information as permitted by banking confidentiality. | 30.04.2005 |
|---|---|
| **Cities, municipalities, non-profit organizationsand loans guaranteed by municipal authorities in** | **in Euro m** |
| Baden-Wuerttemberg | 274 |
| Bavaria | 355 |
| Berlin | 8 |
| Brandenburg | 8 |
| Bremen | 132 |
| Hamburg | 341 |
| Hesse | 204 |
| Lower Saxony | 693 |
| Mecklenburg-Western Pomerania | 28 |
| North Rhine-Westphalia | 1,664 |
| Rhineland-Palatinate | 148 |
| Saarland | 97 |
| Saxony | 1 |
| Saxony-Anhalt | 1 |
| Schleswig-Holstein | 412 |
| Thuringia | 8 |
| **Total** | **4,374** |


ESSEN HYP

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## Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 53,006m

| Information as permitted by banking confidentiality. | 30.04.2005 |
|---|---|
| **Public-sector banks and savings banks** | **in Euro m** |
| special public sector banks (solva 0) | 3,649 |
| **Total** | **3,649** |

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## Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 53,006m

| Information as permitted by banking confidentiality. | 30.04.2005 |
|---|---|
| **Public-sector banks and savings banks** | **in Euro m** |
| Public-sector banks/ financial institution | 9,974 |
| | |
| **Savings banks in** | **in Euro m** |
| Baden-Wuerttemberg | 1,244 |
| Bavaria | 94 |
| Bremen | 10 |
| Hamburg | 90 |
| Hesse | 190 |
| Lower Saxony | 443 |
| Mecklenburg-Western Pomerania | 10 |
| North Rhine-Westphalia | 2,536 |
| Rhineland-Palatinate | 20 |
| Saarland | 5 |
| Saxony | 0 |
| Schleswig-Holstein | 497 |
| Mortgage loans guaranteed by the public-sector | 16 |
| **Total** | **15,129** |

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## Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 53,006 m

| Information as permitted by banking confidentiality. | 30.04.2005 |
|---|---|
| **Loans within EU** | **in Euro m** |
| Public-sector banks in EU member states | 1,228 |
| EU member states | 2,868 |
| EU regional governments | 1,374 |
| EU member states, cities and municipalities | 77 |
| Loans guaranteed by EU member states | 879 |
| EU institutions | 0 |
| **Subtotal** | **6,426** |
| **Other Foreign Loans** | **in Euro m** |
| Public-sector banks | 124 |
| States | 431 |
| Regional governments | 511 |
| cities and municipalities | 8 |
| Loans guaranteed by foreign states | 248 |
| Subtotal | 1,322 |
| **Total** | **7,748** |

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## Public-sector loans

Breakdown of cover pool by countries

| by countries | in Euro m | in % |
|---|---|---|
| | | 30.04.2005 |
| Austria | 1,137 | 2.15 |
| Belgium | 167 | 0.32 |
| Canada | 438 | 0.83 |
| Cyprus | 99 | 0.19 |
| Czech Republic | 187 | 0.35 |
| Finland | 51 | 0.10 |
| France | 503 | 0.95 |
| Germany | 45,257 | 85.38 |
| Great Britain | 26 | 0.05 |
| Greece | 35 | 0.07 |
| Hungary | 570 | 1.08 |
| Iceland | 129 | 0.24 |
| Italy | 325 | 0.61 |
| Latvia | 45 | 0.08 |
| Lithuania | 39 | 0.07 |
| Poland | 192 | 0.36 |
| Portugal | 1,355 | 2.56 |
| Slovak Republic | 155 | 0.29 |
| Slovenia | 80 | 0.15 |
| Spain | 1,205 | 2.27 |
| Sweden | 87 | 0.16 |
| The Netherlands | 74 | 0.14 |

| | | |
|---|---|---|
| The United States | 344 | 0.65 |
| Others | 506 | 0.95 |
| **Total** | **53,006** | **100.00** |

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## Public-sector loans

Breakdown of cover pool by risk weighting

30.04.2005

| Risk weighting | in Euro m | in % |
|---|---|---|
| 0% | 35,072 | 66.17 |
| 10% | 4,449 | 8.39 |
| 20% | 13,485 | 25.44 |
| 100% | 0 | 0.00 |
| **Total** | **53,006** | **100.00** |

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## Public-sector loans

Public-sector cover pool - Derivatives serving as cover

Payables and receivables from derivative transactions which have been included in our cover pools in order to hedge foreign currency positions serving as cover.

in Euro m

| Date | Nominal Derivatives | Market Value Derivatives |
|---|---|---|
| 30/04/2005 | 0.00 | 0.00 |
| 31/03/2005 | 0.00 | 0.00 |
| 28/02/2005 | 0.00 | 0.00 |
| 31/01/2005 | 0.00 | 0.00 |
| 31/12/2004 | 0.00 | 0.00 |
| 30/11/2004 | 0.00 | 0.00 |
| 31/10/2004 | 111.52 | -0.19 |
| 30/09/2004 | 111.52 | 0.52 |
| 31/08/2004 | 111.52 | -1.97 |
| 31/07/2004 | 111.52 | -2.11 |
| 30/06/2004 | 111.52 | -3.45 |
| 31/05/2004 | 111.52 | -0.32 |
| 30/04/2004 | 111.52 | -1.34 |
| 31/03/2004 | 111.52 | -0.76 |
| 29/02/2004 | 111.52 | 0.64 |
| 31/01/2004 | 111.52 | -0.43 |
| 31/12/2003 | 111.52 | -0.79 |
| 30/11/2003 | 111.52 | -1.61 |
| 31/10/2003 | 111.52 | -1.44 |
| 30/09/2003 | 111.52 | -2.24 |
| 31/08/2003 | 111.52 | -2.40 |

| | | |
|---|---|---|
| 31/07/2003 | 111.52 | -1.74 |
| 30/06/2003 | 111.52 | -1.34 |
| 31/05/2003 | 111.52 | -3.13 |
| 30/04/2003 | 111.52 | -4.37 |
| 31/03/2003 | 111.52 | -7.23 |
| 28/02/2002 | 111.52 | -8.22 |
| 31/01/2003 | 111.52 | -7.86 |

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## Public-sector loans - Cover pool at market value

Development / Stress scenario

| Date | Market value (cover pool) | Market value (public-sector Pfandbriefe) | Market value surplus cover in € m | Surplus cover in % * | Market value (dynamic approach) | | Market value (dynamic approach) | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Surplus cover in € m in the case of rising yields | Surplus cover in % in the case of rising yields * | Surplus cover in € m in the case of falling yields | Surplus co in % in tl case of fall yields * |
| 30.04.2005 | 57,030.69 | 52,985.78 | 4,044.91 | 7.63 | 3,116.60 | 5.99 | 4,831.23 | 8.95 |
| 31.03.2005 | 56,097.38 | 52,331.95 | 3,765.43 | 7.20 | 2,833.37 | 5.54 | 4,632.64 | 8.65 |
| 28.02.2005 | 54,733.21 | 50,224.00 | 4,509.21 | 8.98 | 3,602.76 | 7.34 | 5,314.14 | 10.33 |
| 31.01.2005 | 56,528.60 | 51,756.35 | 4,772.24 | 9.22 | 3,772.96 | 7.46 | 5,655.67 | 10.67 |
| 31.12.2004 | 56,592.45 | 52,428.38 | 4,164.07 | 7.94 | 3,109.84 | 6.07 | 5,134.39 | 9.57 |
| 30.11.2004 | 56,909.24 | 52,476.81 | 4,432.43 | 8.45 | 3,362.61 | 6.56 | 5,423.30 | 10.10 |
| 31.10.2004 | 56,414.02 | 52,861.53 | 3,552.50 | 6.66 | 2,351.02 | 4.55 | 4,622.78 | 8.54 |
| 30.09.2004 | 56,272.94 | 52,670.90 | 3,602.04 | 6.84 | 2,385.11 | 4.64 | 4,698.73 | 8.70 |
| 31.08.2004 | 55,989.71 | 52,576.98 | 3,412.72 | 6.49 | 2,211.34 | 4.31 | 4,488.71 | 8.32 |
| 31.07.2004 | 55,810.65 | 52,499.49 | 3,311.16 | 6.31 | 2,007.42 | 3.93 | 4,523.12 | 8.37 |
| 30.06.2004 | 55,869.76 | 52,686.32 | 3,183.44 | 6.04 | 1,759.22 | 3.45 | 4,543.44 | 8.35 |
| 31.05.2004 | 55,631.68 | 52,330.64 | 3,301.04 | 6.31 | 1,717.35 | 3.39 | 4,902.65 | 9.06 |
| 30.04.2004 | 55,419.11 | 51,409.77 | 4,009.34 | 7.80 | 2,395.04 | 4.81 | 6,019.64 | 11.32 |
| 31.03.2004 | 55,510.38 | 51,343.85 | 4,166.53 | 8.11 | 2,788.86 | 5.64 | 6,612.97 | 12.51 |
| 29.02.2004 | 54,767.10 | 51,057.92 | 3,709.18 | 7.26 | 1,908.62 | 3.86 | 5,920.97 | 11.22 |
| 31.01.2004 | 54,366.68 | 51,077.12 | 3,259.57 | 6.44 | 1,575.83 | 3.19 | 5,498.95 | 10.42 |

* The amendment of the German Morgage Bank Act (HBG), which took effect on April 9, 2004, stipulates that German mortage banks must, in addition to the **"de facto" overcollateralization**, maintain a **securing excess cover** of 2%. This securing excess cover must also be maintained when calculating the present value, including stress scenarios

(upward/downward yield curve shifts). The calculation of the present value is governed by the Net Present Value Directive (Barwertverordnung) published by the Federal Financial Supervisory Authority (BaFin) in December 2003. To ensure that the mandatory overcollateralization is maintained at all times, banks are required to simulate stress scenarios in accordance with the static or the dynamic approach.

For the static approach, the stress scenario is calculated on the basis of a parallel yield curve shift by +/- 250 basis points.

For the dynamic approach, a number and distribution of maturities appropriate to the scope and structure of the institution's transactions has to be selected on the respective yield curve. The minimum number of maturities is six, including the following: 1 month, 1 year, 5 years, 7 years, 10 years and 15 years.

Essen Hyp uses the dynamic approach.

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**Public-sector loans**

Breakdown of cover pool
Surplus cover

all amounts in Euro m

| Date | Public-sector *Pfandbriefe* outstanding | Cover | Surplus cover | in % | Bonds and loans not yet serving as cover * | in % | Total in % |
|---|---|---|---|---|---|---|---|
| 30/04/2005 | 51,789.87 | 53,005.58 | 1,215.71 | 2.3 | 801.10 | 1.5 | 3.8 |
| 31/03/2005 | 51,454.69 | 52,631.75 | 1,177.06 | 2.3 | 797.80 | 1.6 | 3.9 |
| 28/02/2005 | 49,243.87 | 51,269.03 | 2,025.16 | 4.1 | 535.80 | 1.1 | 5.2 |
| 31/01/2005 | 50,603.72 | 52,399.46 | 1,795.74 | 3.5 | 717.60 | 1.4 | 4.9 |
| 31/12/2004 | 51,340.37 | 52,705.53 | 1,365.16 | 2.7 | 415.50 | 0.8 | 3.5 |
| 30/11/2004 | 51,306.42 | 53,156.46 | 1,850.04 | 3.6 | 355.36 | 0.7 | 4.3 |
| 31/10/2004 | 51,805.87 | 52,919.77 | 1,113.90 | 2.2 | 399.80 | 0.8 | 3.0 |
| 30/09/2004 | 51,802.74 | 52,965.24 | 1,162.50 | 2.2 | 570.80 | 1.1 | 3.3 |
| 31/08/2004 | 51,718.23 | 52,834.41 | 1,116.18 | 2.2 | 304.80 | 0.6 | 2.8 |
| 31/07/2004 | 51,850.10 | 53,113.88 | 1,263.78 | 2.4 | 446.80 | 0.9 | 3.3 |
| 30/06/2004 | 52,128.36 | 53,165.67 | 1,037.31 | 2.0 | 331.33 | 0.6 | 2.6 |
| 31/05/2004 | 51,663.36 | 52,854.12 | 1,190.76 | 2.3 | 459.75 | 0.9 | 3.2 |
| 30/04/2004 | 50,595.48 | 52,409.61 | 1,814.13 | 3.6 | 593.37 | 1.2 | 4.8 |
| 31/03/2004 | 50,105.46 | 51,723.48 | 1,618.02 | 3.2 | 616.30 | 1.2 | 4.4 |
| 29/02/2004 | 49,978.24 | 51,322.38 | 1,344.14 | 2.7 | 340.17 | 0.7 | 3.4 |
| 31/01/2004 | 50,215.02 | 51,259.87 | 1,044.85 | 2.1 | 115.20 | 0.2 | 2.3 |
| 31/12/2003 | 50,182.81 | 50,821.11 | 638.30 | 1.3 | 256.37 | 0.5 | 1.8 |
| 30/11/2003 | 50,378.42 | 51,173.12 | 794.70 | 1.6 | 411.84 | 0.8 | 2.4 |
| 31/10/2003 | 50,151.37 | 50,693.46 | 542.09 | 1.1 | 475.60 | 0.9 | 2.0 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 30/09/2003 | 50,787.81 | 51,390.95 | 603.14 | 1.2 | 355.70 | 0.7 | 1.9 |
| 31/08/2003 | 48,592.09 | 49,452.45 | 860.36 | 1.8 | 302.30 | 0.6 | 2.4 |
| 31/07/2003 | 48,349.97 | 48,897.85 | 547.88 | 1.1 | 141.44 | 0.3 | 1.4 |
| 30/06/2003 | 47,607.68 | 48,259.63 | 651.95 | 1.4 | 465.20 | 1.0 | 2.4 |
| 31/05/2003 | 48,486.93 | 48,851.54 | 364.61 | 0.8 | 267.40 | 0.6 | 1.4 |
| 30/04/2003 | 48,701.46 | 49,141.17 | 439.71 | 0.9 | 142.90 | 0.3 | 1.2 |
| 31/03/2003 | 48,786.06 | 49,884.93 | 1,098.87 | 2.3 | 188.40 | 0.4 | 2.7 |
| 28/02/2003 | 48,817.68 | 50,043.07 | 1,225.39 | 2.5 | 215.30 | 0.4 | 3.0 |
| 31/01/2003 | 49,152.92 | 50,365.79 | 1,212.87 | 2.5 | 219.00 | 0.4 | 2.9 |

* For technical reasons (e.g. due to the absence of certificates).
These bonds and loans are usually included in the cover pool within a few weeks.

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## Public-sector loans - Breakdown of new lending commitments

by rating

S & P/ Moody's / Fitch 30.04.2005

Should the rating agencies come to different rating results, the worst rating is taken into account.

| **by rating** | **in Euro m** | **in %** |
|---|---|---|
| AAA / Aaa / AAA | 1,291 | 19.73 |
| AA+ / Aa1 / AA+ | 615 | 9.40 |
| AA / Aa2 / AA | 1,140 | 17.43 |
| AA- / Aa3 / AA- | 960 | 14.67 |
| A+ / A1 / A+ | 193 | 2.95 |
| A / A2/ A | 209 | 3.19 |
| A- / A3 / A- | 530 | 8.10 |
| BBB+ / Baa1 / BBB+ | 0 | 0.00 |
| Without rating * | 1,605 | 24.53 |
| **Total** | **6,543** | **100.00** |

| *** - Without rating** | **in Euro m** | **in %** |
|---|---|---|
| Public-sector banks and saving banks | 1,205 | 18.42 |
| Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities | 365 | 5.58 |
| Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions. | 0 | 0.00 |
| Others | 35 | 0.53 |
| **Total** | **1,605** | **24.53** |

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## Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality.

30.04.2005

Please click on the different parts of the pie chart for further information.


37.75%
Public-sector banks
and saving banks/
Financial Institutions
Cities, municipalities,
non-profit organizations
and loans guaranteed
by municipal authorities
5.59%
19.62%
Federal Government of
Germany, Federal
Government's special
fund and "Laender"
Foreign loans
32.45%
Special Public-sector
banks (solva 0)
4.59%

| by borrowers | in Euro m | in % |
|---|---|---|
| Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States) | 1,284 | 19.62 |
| Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities | 366 | 5.59 |
| special public sector banks (solva 0) | 300 | 4.59 |

| | | |
|---|---|---|
| Public-sector banks and saving banks/ financial institution | 2,470 | 37.75 |
| Foreign loans | 2,123 | 32.45 |
| **Total** | **6,543** | **100.00** |


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## Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

| Information as permitted by banking confidentiality. | 30.04.2005 |
|---|---|
| **Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)** | **in Euro m** |
| Federal Government of Germany | 0 |
| Federal Government's Special Fund | 0 |
| Laender (individual German Federal States) | 1,284 |
| **Total** | **1,284** |

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## Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

| Information as permitted by banking confidentiality. | 30.04.2005 |
|---|---|
| **Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities in** | **in Euro m** |
| Baden-Wuerttemberg | 1 |
| Bavaria | 0 |
| Berlin | 0 |
| Brandenburg | 0 |
| Bremen | 0 |
| Hamburg | 150 |
| Hesse | 20 |
| Lower Saxony | 191 |
| Mecklenburg-Western Pomerania | 0 |
| North Rhine-Westphalia | 3 |
| Rhineland-Palatinate | 1 |
| Saarland | 0 |
| Saxony | 0 |
| Saxony-Anhalt | 0 |
| Schleswig-Holstein | 0 |
| Thuringia | 0 |
| **Total** | **366** |

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## Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

| Information as permitted by banking confidentiality. | 30.04.2005 |
|---|---|
| **Public-sector banks, Private banks and savings banks** | **in Euro m** |
| special public sector banks ( solva 0) | 300 |
| **Total** | **300** |

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## Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

| Information as permitted by banking confidentiality. | 30.04.2005 |
|---|---|
| **Public-sector banks, Private banks and savings banks** | **in Euro m** |
| Public-sector banks and Private banks/ financial institution | 1,270 |

| **Savings banks in** | **in Euro m** |
|---|---|
| Baden-Wuerttemberg | 577 |
| Bavaria | 10 |
| Hamburg | 5 |
| Hesse | 30 |
| Lower Saxony | 62 |
| Mecklenburg-Western Pomerania | 45 |
| North Rhine-Westphalia | 386 |
| Rhineland-Palatinate | 0 |
| Saxony | 25 |
| Schleswig-Holstein | 60 |
| **Total** | **2,470** |

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## Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

| Information as permitted by banking confidentiality. | 30.04.2005 |
|---|---|
| **Loans within EU** | **in Euro m** |
| Public-sector banks in EU member states | 421 |
| EU member states | 1,150 |
| EU regional governments | 91 |
| EU member states, cities and municipalities | 0 |
| Loans guaranteed by EU member states | 84 |
| EU institutions | 0 |
| **Subtotal** | **1,746** |
| | |
| **Other Foreign Loans** | **in Euro m** |
| States | 323 |
| Regional governments | 41 |
| Foreign member states, cities and municipalities | 0 |
| Loans guaranteed by foreign states | 13 |
| Subtotal | 377 |
| **Total** | **2,123** |

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## Public-sector loans - Breakdown of new lending commitments

by countries

30.04.2005

| **by countries** | **in Euro m** | **in %** |
|---|---|---|
| Austria | 371 | 5.67 |
| Belgium | 0 | 0.00 |
| Canada | 33 | 0.50 |
| Cyprus | 0 | 0.00 |
| Czech Republic | 75 | 1.15 |
| France | 0 | 0.00 |
| Germany | 4,420 | 67.55 |
| Greece | 215 | 3.29 |
| Hungary | 295 | 4.51 |
| Iceland | 0 | 0.00 |
| Italy | 398 | 6.08 |
| Latvia | 0 | 0.00 |
| Lithuania | 0 | 0.00 |
| Poland | 0 | 0.00 |
| Portugal | 150 | 2.29 |
| Slovak Republic | 140 | 2.14 |
| Slovenia | 20 | 0.31 |
| Spain | 82 | 1.25 |
| The Netherlands | 0 | 0.00 |
| The United States | 21 | 0.32 |
| Others | 323 | 4.94 |
| **Total** | **6,543** | **100.00** |

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## Public-sector loans - Breakdown of new lending commitments

by risk weighting

| | | 30.04.2005 |
|---|---|---|
| **Risk weighting** | **in Euro m** | **in %** |
| 0% | 3,635 | 55.56 |
| 10% | 998 | 15.25 |
| 20% | 1,910 | 29.19 |
| **Total** | **6,543** | **100.00** |

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Credit Research

## Risk Report

### Risk monitoring systems

Hypothekenbank in Essen AG aims not only to protect its corporate value, but also to increase it within an existing risk limitation framework. This requires us to continuously develop our internal organization and to optimize our models and procedures in order to identify, quantify and handle potential risks. This is the only way to ensure their transparency and manageability. The information which we receive from our comprehensive risk management system not only forms the basis for our strategic decisions, but also enables us to recognize new opportunities.

Whereas, on the one hand, the management of Hypothekenbank in Essen AG must ensure a responsible business strategy that focuses on creating added value, it must also install effective control mechanisms. The business activities of mortgage banks as specialist banks are subject to certain legal constraints set out in the German Mortgage Bank Act (HBG) and relative directives issued by the Federal Financial Supervisory Authority (BaFin). Compliance with these regulations, as well as the obligation to meet the ever increasing requirements of market participants, necessitates the efficient handling of risks and are, as such, characteristic of a modern mortgage bank's image. Due to the far-reaching internationalization, market transparency and product diversity, business transactions have become ever more demanding and complex. In this context not only market, liquidity, credit and counterparty risks but also operational risks are of major importance.

Essen Hyp defines the term 'risk' as a possible loss resulting from unexpected changes, which might lead to adverse deviations from the bank's projected asset development and its financial and earnings performance. Appropriate forecast periods have been assumed for each type of risk.

- Market risks hold the danger of losses resulting from adverse changes in prices or price-influencing parameters. Here, interest rate risks are by far the most important risk category for Essen Hyp. Establishing the total of possible overnight losses constitutes the main aspect of our risk analysis. We also determine the exposure to losses for longer holding periods. Currency risks are ruled out by specific hedging transactions.

- Liquidity risks hold the danger that, in the case of illiquid markets, contractual payment obligations cannot be met in a timely manner or even at all, or that due to market disturbances or an insufficient market depth, deals either cannot be wound up, or if so only with losses.

- Credit and counterparty risks consist in the partial or total failure of any of our business partners to fulfill their obligations under a legally binding contract.

- In accordance with Basel II, Essen Hyp defines operational risks as the danger of losses resulting from inadequate or defective internal processes and systems, human or technical failures, or from external events. Legal risks resulting from the legal framework, legal actions or contracts are also included in our understanding of operational risks.

**Risk management under two different accounting standards.** So far Hypothekenbank in Essen AG has prepared its annual accounts and financial statements in accordance with the provisions of the German Commercial Code (HGB). However, given that the consolidated accounts of the Commerzbank AG are now being compiled in accordance with the International Accounting Standards/International Financing Reporting Standards (IAS/IFRS), Essen Hyp was required to introduce IAS/IFRS as an additional accounting system. As a non-trading book institution, Essen Hyp primarily manages its interest rate positions at a macro level. However, risk management under IAS/IFRS focuses much more on market values. Thus, derivatives and loans not originated by the bank are reported at market value due to the fact that the Commerzbank Group does not make use of the category 'held to maturity'.

Whether or not changes in the market value affect the bank's net income depends on their classification on the balance sheet. Due to this partial reporting at market value (the so-called 'mixed model') we were required to split our interest rate book into different portfolios for corporate management purposes. This enables us to manage potential effects on our balance sheet within the scope of predefined limits. We measure our performance under IAS/IFRS on a daily basis in order to show the potential effects of asset and liability management measures.

| **Management of market and liquidity risks** | |
|---|---|
| Management of interest rate, liquidity and currency risks | Treasury Department<br>Corporate Management Department |
| Risk measurement and reporting, development of uniform methods and procedures | Controlling Department |
| Monitoring of the fair market value of concluded transactions and compliance with credit limits | Market Conformity Checking Section |
| Risk reporting | Controlling Department Market Conformity Checking Section |

| **Management of credit and counterparty risks** | |
|---|---|
| Public-sector borrowers and credit institutions governed by private law | Treasury Department Notifying and Credit Research Department |
| Individual customers (mortgage loans) | Property Financing Department - Transaction Management, Notifying and Credit Research |

| | |
|---|---|
| | Department |
| Credit quality research (public-sector lending) | Credit Research Division within the Notifying and Credit Research Department |
| Credit quality research (mortgage lending) | Property Financing Department – Transaction Management, Notifying and Credit Research Department |
| Monitoring of compliance with credit limits | Market Conformity Checking Section Notifying and Credit Research Department |
| Non-performing mortgage loans | Mortgage Lending Risk Management Department Legal Department, Foreclosure Department |
| Proposals for an appropriate risk provision for non-performing mortgage loans | Property Financing Department – Transaction Management, Mortgage Lending Risk Management Department, Foreclosure Department |
| Risk reporting | Corporate Management Department Notifying and Credit Research Department Mortgage Lending Risk Management Department |
| **Management of operational risks** | |
| Introduction of new products | 'New products' Group |
| Legal risks | Legal Department; as necessary external lawyers |
| Modification of the legal framework | Project team comprising employees from the organizational units concerned |
| Human resources | Personnel Department |
| Structural and procedural organization | Organization Department together with the organizational unit(s) concerned |
| Data processing risks | EDP/IT Department |
| Equipment and infrastructure | Organization Department |
| Internal controlling | Internal Audit Department |

**Risk management structure – Tasks and responsibilities.** The risk management policies of Essen Hyp have been decided by the Board of Managing Directors in accordance with the Group's guidelines. These policies form the basis of our bank's risk management and control system.

The following table shows the allocation of the most important tasks relating to risk control and risk management to the responsible organizational units.

**Risk acceptance.** Up to the end of the first quarter of the period under review the acceptance of risks was the responsibility of the departments dealing with customers and products. It was their task to identify, evaluate and

actively manage risk positions. However, following the implementation of the Minimum Requirements for Lending Operations (MaK) in 2003 these procedures have been revised. Risk acceptance is now mainly the responsibility of the relevant back office/transaction management function in order to ensure a credit risk management that is independent of market developments.

Risk monitoring

**Market risks – Value at risk (VaR).** The data required for risk measurement is taken from the gap report, which is updated by the Controlling Department on a daily basis and which indicates the mismatches per quarter. The risks deriving from gap positions in the case of interest rate fluctuations, are measured and quantified on mark-to-market key figures. The arbitrage-free zero-coupon discount factors used for this purpose are calculated daily. These calculations are made on the basis of a yield curve composed of the current public-sector Pfandbrief yields and interest swap rates. With the help of these discount factors, the accruing cash flows from interest and principal payments are discounted and summarized into a key figure.

As a next step the unchanged cash flows are discounted by new discount factors, calculated from a simulated market price change and a holding period of one business day. This simulation is carried out by applying the historical yields of the past 255 trading days. The calculated 254 market scenarios form the basis for the respective revaluation of the current portfolio and the calculation of the differences between the individual market values. The corresponding maximum change in the interest rate book's value is then calculated on the basis of a confidence level of 97.5%. The VaR of the entire interest rate book describes the bank's aggregate market risk.

The efficiency and reliability of this method is permanently monitored with the help of back-testing procedures, i.e. the projected VaR is compared to the actual market value changes on a daily basis. Any outliers, i.e. market value changes outside the forecast interval, are identified by using a onesided confidence interval, which covers both positive and negative changes in value.

In 2003, we observed nine outliers when using a 97.5% confidence level. These outliers were mostly due to rather extreme market movements triggered by the Iraq conflict. In order to limit losses exceeding the confidence level of 97.5%, another upper limit for losses has been fixed, taking into account worst case scenarios. The potential for such losses is also calculated daily.

The worst case scenario is set up in such a way that the maximal overnight changes in interest rates for each key point on the yield curve are determined on a stand-alone basis and for a period of 10 years. These uncorrelated figures are then applied to the current yield curve by means of a yield curve shift. The Board of Managing Directors, in co-operation with the Supervisory Board and the Commerzbank AG, fixes limits for the VaR, as well as for worst case scenarios. These limits have to be complied with at all times. The VaR utilization of the authorized limit came to 59.2% as of December 31, 2003 and to 70.4% on an annual average. The utilization of the limit for worst case scenarios stood at 42.1% on the balance sheet date, while the annual average was 53.9%.

In addition to this, we simulate various stress test scenarios in order to be in a position to better assess and limit possible losses arising from extreme market movements, which are generally not appropriately represented by

VaR models. Thus stress testing represents a suitable complement to the VaR analyses which use historical simulation.

Apart from the calculation of the VaR and the possibilities for simulations based upon user-defined parameters, the underlying portfolio can be adjusted by simulating the impact of changed interest rate curves, as well as the effects of planned new lending operations close to their point in time. For its VaR, market value and interest rate risk calculations, Essen Hyp uses the well-established ATLAS software, as well as other valuation tools developed within the bank.

Value at risk on a daily basis and on an annual average of the authorized limit in 2003 in %


100
90
80
70
60
50
40
30
Feb
May
Sep
Oct

Utilization of the authorized limit under the 'traffic light system' on a daily basis and on an annual average in % (since March 1, 2001)


25
20
15
10
5
0
2001
2002
2003
Upper limit
Utilization
Annual average

**'Traffic light system'.** Pursuant to the requirements set out by the Federal Financial Supervisory Authority (BaFin), Essen Hyp also calculates the potential market value loss of the whole portfolio in the case of a general interest rate increase of 1 basis point and 100 basis points from one business day to another. These calculations are carried out for all maturities, taking into account certain predefined breakpoints (the so-called 'traffic light system'). This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100 basis points, not exceed a certain limit in proportion to the liable capital. This limit is fixed by the BaFin.

These figures are calculated on a daily basis. In 2003 the average limit utilization within this 'traffic light system' came to 13.8%, while, on the balance sheet date, it stood at 9.3%. We not only report this data to the rating agencies Moody's, Standard & Poor's and FitchRatings, but also publish it on our website in an aggregate form and on a regular basis in order to provide investors with an insight into the level of interest rate risk incurred by the bank.

**Internal reporting.** On each business day, the Board of Managing Directors, as well as the Head of Treasury and the Head of Corporate Management, are provided with information on the development of the gap report's market value, the VaR level, the utilization of the different risk limits and the level of interest rate risk calculated with the help of the 'traffic light system'. Moreover, the market values of our public-sector and mortgage Pfandbriefe and their respective cover pools, as well as the changes in value under predefined stress scenarios, are calculated and reported.

Furthermore, the Head of Treasury reports on the bank's short-term and long-term liquidity situation in the course of the weekly meetings of the Board of Managing Directors.

As a part of our corporate management activities, our Asset Liability Committee (ALCO) meets on a weekly basis. This Committee deals with and, within the scope of its competencies, decides on the bank's interest rate positions, the development of key figures as regards earnings and risk exposure, and reporting requirements. The ALCO is composed of the member of the Board of Managing Directors who is responsible for the Treasury Department (or his deputy), the heads of all operational and back-office units, and the heads of the Controlling and Research Department. The Chairman of the Committee reports on the decisions and recommendations of the ALCO in the course of the weekly Board meetings.

On a monthly basis the Board of Managing Directors receives several detailed reports from the individual departments and sections. For instance, the report prepared by the Controlling Department, provides, inter alia, information on the transactions effected in the previous month and the development of the market value. Furthermore, this report contains an overview of the pending forward transactions, including options and repurchase agreements. The monthly report prepared by the Accounting and Taxes Department provides information on the development of the balance sheet and profit and loss account in accordance with the provisions of both the German Commercial Code (HGB) and IAS/IFRS. The monthly report submitted by the Settlements Department includes, amongst other things, information on the structure of the bank's loan portfolios. The Notifying and Credit Research Department provides information about the ratings of our borrowers, including, if applicable, information on changes in the assessment of their credit quality. And, finally, the Market Conformity Checking Section reports on its assessment of the market conformity of the transactions entered into. Within the framework of implementing the Minimum Requirements for Lending Operations (MaK) we have set up the necessary internal procedures to draw up quarterly reports in accordance with these requirements. These quarterly reports are based on the monthly reports referred to above. The first quarterly report which covered the third quarter of 2003 was completed in February 2004.

## Credit and counterparty risks

**Public-sector loans and securities issued by other borrowers.** With a percentage of 80.8% of our total assets, public-sector loans and loans to credit institutions governed by private law and to other borrowers constitute the core business of Essen Hyp in accordance with the bank's overall business strategy. As of December 31, 2003, the volume of this portfolio came to €59.9bn, including pro-rata interest of €1.3bn.

The high quality of our public-sector cover assets, amounting to €50.8bn as of December 31, 2003, is reflected on the one hand by the low average risk weighting pursuant to the BIS standards and, on the other hand, by the external ratings of the leading international rating agencies. In terms of the BIS standards, 61.9% of these assets are classified at a risk weighting of 0%, 14.6% at 10% and 23.5% at 20%. A breakdown of the loan portfolio by rating reveals that 30.6% of the assets have been awarded a triple A, 45.7% a double A, 5.3% a single A and 0.6% a triple B. Those assets which were not rated by an external rating agency, i.e. 17.8 % of the total loan volume, include loans to credit institutions governed by public law (41.6%) and national and international public-sector bodies (58.4%), whose excellent credit quality was confirmed by our internal credit

quality analysis. The composition of our loan portfolio which is held in trust by a trustee in order to serve as cover for our public-sector Pfandbriefe, can be seen on our website. This site is updated monthly and provides investors with information on the structure and quality of our cover pool, while complying with banking secrecy provisions.

As a basic principle, an investment grade rating is the prerequisite for the granting of loans to foreign public-sector bodies, as well as to credit institutions governed by private law and other borrowers. Our non-cover transactions (excluding derivatives) with these counterparties amounted to €4.3bn as of December 31, 2003. While 0.2% of these counterparties were rated triple A, 22.4% were rated double A, 69.7% single A and 4.3% triple B. Loans totaling less than €0.2bn were not rated by an external rating agency. The breakdown of our non-cover loans under different criteria is also published in detail on our website. These figures are updated periodically.

Hypothekenbank in Essen AG rigorously complies with the 'gentlemen's agreement' concluded between the member institutions of the Association of German Mortgage Banks (VDH) and the Federal Financial Supervisory Authority (BaFin). This agreement stipulates that new commitments that are not eligible for cover may only be entered into if the respective counterparty has a minimum rating of A-/A3 by an external rating agency or a comparable internal rating. The total volume of loans whose rating is downgraded to a level below the minimum rating of A-/A3 during their term, is limited to one time the bank's liable own capital.

| Ratings of our cover assets | as of Dec 31, 2003 | |
|---|---|---|
| **Standard & Poor`s / Moody`s / Fitch** | **in €m** | **in %** |
| AAA / Aaa / AAA | 15,550 | 30.60 |
| AA+ / Aa1 / AA+ | 3,572 | 7.03 |
| AA / Aa2 / AA | 11,706 | 23.03 |
| AA- / Aa3 / AA- | 7,943 | 15.63 |
| A+ / A1 / A+ | 1,001 | 1.97 |
| A / A2 / A | 885 | 1.74 |
| A- / A3 / A- | 834 | 1.64 |
| BBB+ / Baa1 / BBB+ | 262 | 0.52 |
| BBB- / Baa2 / BBB- | 32 | 0.06 |
| Not rated | 9,036 | 17.78 |
| **Total** | **50,821** | **100.00** |

**Country risks.** In order to co-ordinate all questions concerning country risks and to implement appropriate measures, Essen Hyp makes use of the Commerzbank Group's know-how. Risk limits are fixed on the basis of internal and external credit quality assessments and in close co-operation with our supervisory bodies, also taking into account the total credit exposure of the Commerzbank Group.

The bank granted loans totaling €1.2bn, in the form of securities that are listed on European stock markets, to EU candidate countries which will become EU members on May 1, 2004. These securities have an average maturity of nine and a maximum maturity of ten years. Essen Hyp did not place any investments in emerging market countries.

**Derivatives.** Essen Hyp reduces counterparty risk by applying bilateral outline agreements, most of which include netting arrangements. Again, as far as these agreements are concerned, uniform contractual regulations are in place within the Group. The structure of our derivative portfolio, broken down by counterparty rating, can be seen in the following table (see also p. 86 of the Notes on the Bank's Annual Accounts).

Counterparty ratings — in € m/remaining time to maturity

| Rating | < 1 year | 1-5 years | > 5 years | Total |
|---|---|---|---|---|
| Triple A | 60 | 447 | 4,930 | 5,437 |
| Double A | 4,530 | 26,600 | 16,815 | 47,945 |
| Single A | 10,655 | 50,086 | 35,194 | 95,935 |
| not rated | 5,195 | 39,543 | 23,737 | 68,475 |
| **Total** | **20,440** | **116,676** | **80,676** | **217,792** |

To a certain extent the entries of our non-rated counterparties relate to German subsidiaries of foreign credit institutions with a good rating. In the table below we have, in most cases, notionally attributed the ratings of these foreign credit institutions to the respective counterparties as an 'implicit rating'.

Implicit counterparty ratings — in € m/remaining time to maturity

| Rating | < 1 year | 1-5 years | > 5 years | Total |
|---|---|---|---|---|
| Single A | 5,195 | 39,474 | 23,512 | 68,181 |
| not rated | 0 | 69 | 225 | 294 |
| **Total** | **5,195** | **39,543** | **23,737** | **68,475** |

**Currently no interest rate derivatives for a collateralization at market value.** The 4th Financial Market Promotion Act (Finanzmarktförderungsgesetz), which took effect in 2002, and the related amendments to the

German Mortgage Bank Act (HBG) permit the inclusion of derivatives in the cover pool. The reason for this is that a match between the nominal value of the outstanding Pfandbriefe and the nominal value of the cover assets, as is currently required by law, does not take into account changes in value resulting from interest rate fluctuations. It is intended to eliminate these interest rate risks by stipulating that maintaining a present-value surplus cover is a prerequisite for issuing Pfandbriefe. Present-value surplus cover means that the market value of the cover assets must, at all times, exceed the market value of the Pfandbriefe outstanding.

Currency swap transactions, which have been entered into prior to the implementation of the 4th Financial Market Promotion Act for the purpose of eliminating currency risks relating to foreign-currency loans in the cover pool, have been included in our market-value cover pool at their market value as of December 31, 2003 (€-9m).

However, Hypothekenbank in Essen AG currently has no reason to include interest rate derivatives in its cover pool. The market value of our cover assets has always exceeded the market value of our public-sector Pfandbriefe outstanding. The relevant reports are made available to the rating agencies on a quarterly basis. In addition to this, market values and market value changes are published on our website. Nevertheless, we entered into negotiations with our derivative counterparties in order to be able to include derivatives in our cover pool with their consent should this turn out to be necessary.

### Risks relating to mortgage lending

The assessment of credit risks relating to mortgage lending is the responsibility of the Property Financing Department, and, in particular, the Transaction Management Section. Further assistance is provided by the Mortgage Lending Risk Management Department, and by our subsidiaries, Essen Hyp Immobilien GmbH and Immobilien Expertise GmbH. The responsibilities and competencies with regard to the granting of loans are clearly and unambiguously defined in organization instructions, which are available to our staff in electronic form. As far as the granting of small residential loans is concerned, Essen Hyp makes use of an adequate customer and property scoring system, which is also applied when co-operating within the Group. However, in view of the implementation of Basel II, we will revise this system in close co-ordination with our parent company, the Commerzbank AG, in order to obtain a scoring system for the assessment of small residential loans and the borrowers' credit quality, which is in line with the new requirements on internal ratings. When granting loans that are not classified as small residential loans, Essen Hyp not only attaches particular importance to the borrower's credit standing but, above all, to the valuation of the property concerned (including the determination of the lending value (Beleihungswert) in accordance with the German Mortgage Bank Act (HBG)), which is carried out by the certified valuers of our subsidiary Immobilien Expertise GmbH. The sustainable income from the charged property after deduction of the non-recoverable operating expenses must at all times exceed the interest and principal payments due to our bank. Essen Hyp drew up specific guidelines for both domestic and international property financing, which were approved by the Credit Committee of the Supervisory Board. These guidelines stipulate, amongst other things, the minimum debt service cover (DSC) ratios, and they also include a list of property types which are currently not eligible as security for mortgage loans or for which a loan can only be granted if certain conditions are met.

For the timely recognition of credit risks, we established an early warning system which enables us to plot latent risks in a more efficient way, taking into account potential risk factors, such as interrupted performance, an

adverse development of the sector, risks of rent losses or adverse impacts on the quality of the property location. The processing of loans in default or other loans showing performance interruptions (and thus bearing a certain risk potential) has been restructured in accordance with the Minimum Requirements for Lending Operations (MaK). As in the previous years, we have permanently monitored the risks inherent in our stakes in large-volume property portfolios, and especially those in the East German Federal States. In this context a number of risk-mitigating measures were taken, such as requiring additional security, restructuring certain commitments, and, finally, ensuring an adequate provision for possible loan losses in accordance with the strict standards of Hypothekenbank in Essen AG.

Prior to each of its periodical Committee meetings, the Credit Committee of the Supervisory Board is informed about the progress of non-performing loans exceeding a certain amount and about the structure of our mortgage loan portfolio.

## Internal ratings

The changes in the regulatory framework governing credit risks and their capital backing as set out in the Basel II requirements, as well as the provisions regarding loan administration procedures laid down in the Minimum Requirements for Lending Operations (MaK), make great demands on all German banks. This is why Essen Hyp pushed the development of suitable methods for calculating the minimum capital requirements and for measuring risks in accordance with the internal rating based (IRB) approach for both public-sector and mortgage lending in 2003. This was done in close co-operation with our parent company, the Commerzbank AG. Furthermore, we participated in two joint projects on loss given default (LGD) grading and probability of default (PD) rating. These projects aim at optimizing the elements which are required to obtain a PD rating that satisfies the Basel II requirements, and at developing the related rating tools while taking into account the special characteristics of German mortgage banks.

The LGD project for mortgage lending operations focuses on developing a rating tool which calculates the loss rate for each individual loan after the occurrence of an event of default and the subsequent liquidation of the loan security. This calculation takes into account general criteria which apply to all member institutions of the Association of German Mortgage Banks (VDH), such as the recovery rate or the duration of the liquidation process, as well as individual parameters specific to each bank, such as recovery costs or the period of time between default and liquidation. Each participating bank is thus in a position to individually calculate the loss given default (LGD) for any mortgage loan on the basis of the relevant loan security. Upon completion of the project we received another tool for calculating our capital requirements, the LGD component. The first version of this LGD component has already been incorporated in our internal EDP systems. Final testing, the implementation of subprojects and the inclusion of complementary data are planned for the business year 2004. It is worth mentioning in this context that, in 2003, Essen Hyp and several other VDH members entered into a legally binding agreement to continue the LGD project. This includes, in particular, refining the calculation tools described above and evaluating the data provided by the participating banks. The project is managed by the Hyp Real Estate Rating Services GmbH, a wholly owned subsidiary of the Association of German Mortgage Banks (VDH). Upon the full integration of the LGD grading into our internal EDP systems in 2004 we will be able to systematically calculate the LGD – and thus to internally measure the loss in an event of default – in accordance with the advanced IRB approach.

The negotiations on the joint project 'PD rating for commercial properties', entered into with the publishing house Bank Verlag Köln, the RES Consult GmbH Leipzig (a company owned by the University of Leipzig) and the Department of Statistics of the University of Regensburg, were successfully concluded in mid-2003. Based upon the know-how of the six participating banks as regards property financing, a PD prototype with certain rating functions has been developed and made available to the individual banks. Later on, this prototype will be replaced by the final rating tool, which has yet to be developed in full. Using this tool, we are in a position to measure the probability of default for each loan that is allocated to one of the internal rating categories. The time horizon applied is one year. As soon as this rating procedure is applied by all banks involved in the project, they will be in a position to calculate the probability of default of each borrower on the basis of the available data and in accordance with the Basel II requirements. The quantity and quality of the available data plays a key role in ensuring reliable PD ratings. The banks involved in the PD rating project have committed themselves to continuously providing suitable data, which then forms the basis for an adequate calibration and validation. In the *framework of implementing the new IRB requirements, and in accordance with the Minimum Requirements* for Lending Operations (MaK), Essen Hyp has started to carry out the first practical rating analyses using the new PD tool.

Once the rating components described above have been implemented, our bank will satisfy all requirements that have to be met in order to set up an individual risk classification. We will thus be eligible to adopt the advanced internal ratings approach under Basel II for deriving our capital requirements and for pricing purposes. As before, Essen Hyp will develop its PD rating system for mortgage loans for in close co-operation with the Commerzbank AG.

## Provision for possible loan losses

Through the formation of individual and, in the case of latent credit risks, of general risk provisions, the discernible risks of the lending business are adequately taken into account. Until now there has been no need for individual value adjustments or provisions in respect of our lending business with public-sector borrowers or entities governed by public law.

Based upon thorough analyses, our Property Financing Department continually gauges which risk provisioning measures need to be taken in order to ensure the quality of the bank's planning.

## Liquidity risks

The bank's liquidity management is the responsibility of our Treasury Department. It is based upon the daily listing of all payment flows. An adequate assessment of the liquidity situation requires that the public-sector, corporate and bank bonds held as assets are extremely liquid. This ensures that they can be disposed of or sold under agreements to repurchase at short notice – within the scope of nominal overcollateralization – should the need for liquidity arise. The bank calculates its liquidity risk by showing the volume of mismatches in a capital outflow account and then determining the ratio between these mismatches and the existing short-term funding limits, plus liquidity reserves. Our liquidity positions are additionally managed pursuant to the Grundsatz II requirements concerning the adequacy of a credit institution's liquidity provision. Our bank's liquidity ratio

calculated according to Grundsatz II was 1.21 at the end of the year (minimum ratio required by law: 1.0).

Operational risks

In anticipation of the Basel II requirements concerning risk management and the monitoring of operational risks, Essen Hyp categorized all relevant risks according to their nature as early as in 2001. As a result, our bank not only meets the Basel II criteria, but also complies with the risk categorization that is applied within the Commerzbank Group as a whole. Accordingly, existing or potential risks in the individual departments and sections are identified by means of a self assessment in which most of our employees participate.

Development of our liquidity ratio in accordance with Grundsatz II

2.5
2
1.5
1 minimum ratio required by law
0.5
0
Jan. Feb. March April May June July Aug. Sep. Oct. Nov. Dec.

The statements and analyses made by the participants in this self assessment cover IT issues (i.e. impacts of system failures, the quality of software administration, interface functionality, protection against wrong user input), internal procedures (quality and comprehensiveness of organizational directives, competencies as regards the initiation, approval and conclusion of business transactions), together with potential criminal and unauthorized acts (control mechanisms, protection of customer data and system and application files).

In November 2003 this self assessment was carried out for the third time. We have developed a specific database in order to adequately record, administer and analyze the results.

In addition to this, Essen Hyp is involved in a Commerzbank Group project which focuses on the collection of data on operational risk losses. In anticipation of the legal requirements which will have to be met under both the standard approach and the IRB approach, it has become necessary to collect, record and analyze operational risk losses in a systematic way. The aim is to quantify operational risks by calculating a value at risk figure. Against this background Essen Hyp has recorded and reported all losses exceeding €5,000 since the beginning of 2002. Since mid-2003 our bank has been integrated into the Commerzbank's intranet-based 'Loss Collection Tool', which serves to collect and assess all operational risk losses incurred within the Group. Since then we have reported the losses incurred in our bank by directly entering the relevant information into the database. By analyzing the losses incurred in the Group as a whole we expect to obtain detailed information on the future management of this type of operational risk. In 2003 we also reported, for the first time, the legal risks taken by our bank to our parent company. Within Essen Hyp, the Board of Managing Directors receives a monthly report on all operational risk losses incurred. The total volume of losses resulting from operational risks incurred by Essen Hyp in 2003 was € 111,000.

However, even before the introduction of the self assessments and the collection of losses as described above, Essen Hyp was concerned about the issue of operational risks. In order to detect possible weak points, we have, for several years, been analyzing the 'classical' operational risks relating to the bank's structural and procedural organization, EDP, internal and external electronic communication (intranet, internet, e-mail), availability of qualified staff, adequate equipment and legal matters. With regard to certain specific issues we seek external advice from consultants and other specialists. For instance, external specialists have been tasked with analyzing and validating the safety of our IT systems at regular intervals, e.g. in view of so-called 'hacker attacks'.

Other pre-emptive measures in terms of operational risks include the preparation and improvement of contingency plans for all business units. To rule out potential EDP failures, the bank has two separate central computer systems located in different parts of Essen, one of which serves as a back-up system, should the working system fail. Our reserve headquarters referred to above is situated in the same premises as our back-up system, so that a continuation of the bank's key business activities is ensured for a transitional period should the bank's headquarters be destroyed or severely damaged. Thus a trouble-free 24-hour data flow, without interruption of operations in an emergency, is ensured. In addition to this, we continued our qualification program for employees in the operational units and in the back offices during 2003 by organizing certified seminars on job-specific as well as general issues. To the extent possible, this aims at preventing errors that result from a lack of expertise.

## Legal risks

Essen Hyp's Legal Department acts as an internal service provider for all legal matters. This includes providing general and specific legal advice on contracts, outline agreements and agreements that are not standard constructions. By integrating the Legal Department from the beginning, limitations of our scope of activity resulting from existing legal frameworks can be quickly recognized. At the same time, we are in a position to make use of the whole range of legally permissible options in an innovative way. Our Legal Department is also involved in the processing of non-performing loans. If required, we additionally seek external legal advice. When

dealing with mortgage and public-sector loans to foreign borrowers, we always make use of the services of international law firms.

The Legal Department regularly provides the Board of Managing Directors with information on the latest legal developments, related risks and their potential impact on our bank's business activities.

## Internal auditing

Internal auditing forms an integral part of our internal monitoring system. The Internal Audit Department, which functions independently of all working procedures, has been tasked by the Board of Managing Directors with controlling the existing structures and procedures in terms of the early recognition of potential risks. The main focus is put on examining and evaluating the quality of the safety measures and the prescribed internal controls integrated in the working procedures. Feedback about the structuring and suitability of the bank's risk management system is provided to the Board of Managing Directors and to the individual departments and sections. Material findings by the Internal Audit Department are reported to the Supervisory Board during its subsequent ordinary Supervisory Board meeting. During the first meeting in every new financial year the Supervisory Board is informed about all important findings by the Internal Audit Department, and also about the extent to which deficiencies observed in the past financial year have been remedied. Should the Internal Audit, at any time, reveal material deficiencies, the Chairman of the Supervisory Board has to be informed immediately.

The Internal Audit Department acts according to a long-term inspection plan, which is continually improved. This plan also forms the basis for an annual inspection scheme agreed by the Board of Managing Directors and submitted to the Chairman of the Supervisory Board for information purposes. The inspections stipulated in this scheme cover all parts of the bank. Checks on correct working procedures and systems are carried out at fixed intervals. As far as specific risks and legal requirements, such as provisions relating to the German Money Laundering Act (Geldwäschegesetz), are concerned, inspections are carried out at least once per year. The inspection intervals are fixed in the long-term inspection scheme. This also ensures that each of the bank's working procedures is, as a matter of principle, inspected once every three years. In terms of a risk-oriented and process-specific inspection, the audit mainly focuses on the bank's structural and procedural organization risk management and controlling mechanisms and the internal monitoring system for all working procedures within Essen Hyp.

The early recognition and limitation of all currently measurable and qualifiable operational risks constitute the main tasks of the Internal Audit Department. Our EDP Audit, which is integrated in the Internal Audit Department, is primarily charged with all issues relating to electronic data processing, such as the maintenance of the safety and consistency of our electronic files by controlling the granting of licenses to access the system, and by limiting the number of users.

The findings of each inspection are recorded in an audit report. These reports are made available to the relevant departments, the Board of Managing Directors and the external auditors.

## Future prospects

Due to regulatory as well as Group-internal requirements, the importance of risk management is set to further increase in the future. The Minimum Requirements for Trading Activities (MaH) and the Minimum Requirements for Lending Operations (MaK), together with the Basel II requirements, play a key role in our risk management activities. Equal importance is attached to the further development of our organizational structures and procedures. In the coming years, the further development and sophistication of our risk management system will, as before, focus on ensuring an adequate, e.g. transparent, capital allocation for all existing, recognizable and potential operational risks in the framework of the implementation of the recommendations of the Basel Committee on Banking Supervision.

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## Risk Management

Value at risk

| Date | Utilization in % | Annual average utilization in % |
|---|---|---|
| 30/04/2005 | 68.2 | 78.5 |
| 31/03/2005 | 85.4 | 78.5 |
| 28/02/2005 | 89.9 | 78.5 |
| 31/01/2005 | 70.6 | 78.5 |
| 31/12/2004 | 49.4 | 70.2 |
| 30/11/2004 | 67.1 | 70.2 |
| 31/10/2004 | 80.6 | 70.2 |
| 30/09/2004 | 83.2 | 70.2 |
| 31/08/2004 | 75.3 | 70.2 |
| 31/07/2004 | 75.5 | 70.2 |
| 30/06/2004 | 83.0 | 70.2 |
| 31/05/2004 | 62.0 | 70.2 |
| 30/04/2004 | 79.5 | 70.2 |
| 31/03/2004 | 55.7 | 70.2 |
| 29/02/2004 | 60.5 | 70.2 |
| 31/01/2004 | 76.7 | 70.2 |
| 31/12/2003 | 59.2 | 70.4 |
| 30/11/2003 | 69.8 | 70.4 |
| 31/10/2003 | 91.6 | 70.4 |
| 30/09/2003 | 85.3 | 70.4 |
| 31/08/2003 | 79.3 | 70.4 |
| 31/07/2003 | 45.0 | 70.4 |

| | | |
|---|---|---|
| 30/06/2003 | 60.4 | 70.4 |
| 31/05/2003 | 67.3 | 70.4 |
| 30/04/2003 | 71.3 | 70.4 |
| 31/03/2003 | 73.9 | 70.4 |
| 28/02/2003 | 67.1 | 70.4 |
| 31/01/2003 | 67.1 | 70.4 |


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## Risk Management

Worst case scenario

| Date | Utilization in % | Annual average utilization in % |
|---|---|---|
| 30/04/2005 | 83.7 | 82.9 |
| 31/03/2005 | 83.3 | 82.9 |
| 28/02/2005 | 65.3 | 82.9 |
| 31/01/2005 | 53.8 | 82.9 |
| 31/12/2004 | 52.6 | 50.2 |
| 30/11/2004 | 76.2 | 50.2 |
| 31/10/2004 | 63.5 | 50.2 |
| 30/09/2004 | 58.7 | 50.2 |
| 31/08/2004 | 55.0 | 50.2 |
| 31/07/2004 | 56.1 | 50.2 |
| 30/06/2004 | 56.6 | 50.2 |
| 31/05/2004 | 41.3 | 50.2 |
| 30/04/2004 | 43.3 | 50.2 |
| 31/03/2004 | 34.0 | 50.2 |
| 29/02/2004 | 36.6 | 50.2 |
| 31/01/2004 | 46.5 | 50.2 |
| 31/12/2003 | 42.1 | 54.0 |
| 30/11/2003 | 54.9 | 54.0 |
| 31/10/2003 | 58.5 | 54.0 |
| 30/09/2003 | 60.1 | 54.0 |
| 31/08/2003 | 54.4 | 54.0 |
| 31/07/2003 | 26.7 | 54.0 |
| 30/06/2003 | 40.7 | 54.0 |
| 31/05/2003 | 57.2 | 54.0 |
| 30/04/2003 | 57.3 | 54.0 |

| | | |
|---|---|---|
| 31/03/2003 | 60.4 | 54.0 |
| 28/02/2003 | 63.2 | 54.0 |
| 31/01/2003 | 55.7 | 54.0 |

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## Risk Management

### Interest rate risk

Essen Hyp not only calculates the value at risk, but also, since the beginning of 2001, the potential market value loss of the whole portfolio in the case of a general interest rate rise of 1 basis point (bp) and 100 bp from one business day to another. These calculations are executed for all maturities, taking into consideration certain predefined breakpoints ("traffic light system"). Essen Hyp thus complies with the requirements set out by the German Federal Financial Supervisory Authority (BaFin), which are binding on all mortgage banks since April 1, 2001. This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100bp, not exceed a certain limit in proportion to the liable capital pursuant to Section 10 of the German Banking Act (KWG). This limit is fixed by the German Federal Financial Supervisory Authority (BaFin).

| Date | Average utilization |
|---|---|
| 30/04/2005 | 15.02% |
| 31/03/2005 | 16.66% |
| 28/02/2005 | 15.98% |
| 31/01/2005 | 15.06% |
| 31/12/2004 | 12.11% |
| 30/11/2004 | 16.59% |
| 31/10/2004 | 17.18% |
| 30/09/2004 | 17.60% |
| 31/08/2004 | 17.39% |
| 31/07/2004 | 17.55% |
| 30/06/2004 | 13.08% |
| 31/05/2004 | 10.22% |
| 30/04/2004 | 11.36% |
| 31/03/2004 | 10.83% |
| 29/02/2004 | 9.43% |

| | |
|---|---|
| 31/01/2004 | 6.63% |
| 31/12/2003 | 10.59% |

These figures are calculated daily and are reported to the BaFin monthly in arrears. Own capital is charged at zero percent interest. The transaction that has the longest running maturity is taken into consideration. Since April 2001 Essen Hyp also makes these reports available to the rating agencies Moody's, Standard & Poor's and Fitch.

However, the coefficient calculated with the help of this method does not indicate to what extent the liable capital is already exposed to other credit risks. Nonetheless, with a total capital ratio of 12.6% (percentage required by law: 8%) and a core capital ratio of 6.8% (percentage required by law: 4%) as of April 30, 2005, Essen Hyp has "free capital" as a further security in addition to the limitation of interest rate risks in accordance with the BaFin stipulations and to the limitation of the interest rate risks through value at risk calculations.


Liable capital not tied up by risk assets
€ Mio.
1400
1200
1000
800
600
400
200
0
20% limit
liable capital not tied up by risk assets
interest rate risk with an interest rate change of 100 bp
liable capital tied up by risk assets
Apr 04 Mai 04 Jun 04 Jul 04 Aug 04 Sep 04 Okt 04 Nov 04 Dec 04 Jan 05 Feb 05 Mar 05 Apr 05

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Risk Management

Grundsatz I - overview

Pursuant to Sections 10 (1) and 10a (1) of the German Banking Act *(KWG), Grundsatz I* establishes rules concerning the adequacy of a credit institution's equity capital. Pursuant to Grundsatz I the ratio of the liable capital of an institution to its risk weighted assets must not fall below 8% at the close of each business day (Tier II capital ratio), while the ratio of the core capital of an institution to its risk weighted assets must not fall below 4% at the close of each business day (Tier I capital ratio).

| | Tier I | | Tier II | |
|---|---|---|---|---|
| **Date** | **Required by law** | **Ratio** | **Required by law** | **Ratio** |
| 30/04/2005 | 4.0 | 6.8 | 8.0 | 12.6 |
| 31/03/2005 | 4.0 | 6.8 | 8.0 | 12.8 |
| 28/02/2005 | 4.0 | 6.3 | 8.0 | 12.3 |
| 31/01/2005 | 4.0 | 6.4 | 8.0 | 12.4 |
| 31/12/2004 | 4.0 | 6.4 | 8.0 | 12.3 |
| 30/11/2004 | 4.0 | 6.4 | 8.0 | 12.3 |
| 31/10/2004 | 4.0 | 6.5 | 8.0 | 12.6 |
| 30/09/2004 | 4.0 | 6.6 | 8.0 | 12.6 |
| 31/08/2004 | 4.0 | 6.5 | 8.0 | 12.5 |
| 31/07/2004 | 4.0 | 6.5 | 8.0 | 12.3 |
| 30/06/2004 | 4.0 | 6.3 | 8.0 | 12.0 |
| 31/05/2004 | 4.0 | 6.3 | 8.0 | 12.0 |
| 30/04/2004 | 4.0 | 6.2 | 8.0 | 11.9 |
| 31/03/2004 | 4.0 | 6.0 | 8.0 | 11.5 |
| 29/02/2004 | 4.0 | 5.6 | 8.0 | 11.3 |
| 31/01/2004 | 4.0 | 6.0 | 8.0 | 12.1 |
| 31/12/2003 | 4.0 | 6.2 | 8.0 | 12.3 |

| | | | | |
|---|---|---|---|---|
| 30/11/2003 | 4.0 | 6.1 | 8.0 | 12.1 |
| 31/10/2003 | 4.0 | 6.0 | 8.0 | 11.9 |
| 30/09/2003 | 4.0 | 6.1 | 8.0 | 12.1 |
| 31/08/2003 | 4.0 | 6.2 | 8.0 | 12.3 |
| 31/07/2003 | 4.0 | 6.2 | 8.0 | 12.2 |
| 30/06/2003 | 4.0 | 6.2 | 8.0 | 12.3 |
| 31/05/2003 | 4.0 | 6.3 | 8.0 | 12.2 |
| 30/04/2003 | 4.0 | 6.5 | 8.0 | 12.6 |
| 31/03/2003 | 4.0 | 6.5 | 8.0 | 12.7 |
| 28/02/2003 | 4.0 | 6.2 | 8.0 | 12.4 |
| 31/01/2003 | 4.0 | 6.1 | 8.0 | 12.2 |

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## Risk Management

Grundsatz II

*Grundsatz II* concerns the adequacy of a credit institution's liquidity provision. It is required and sufficent that the liquid assets cover all actual and potential liquidity outflows over the following twelve months. Since December 1, 2000 German mortgage banks have to comply with *Grundsatz II*.

| Date | Ratio | Required by law |
|---|---|---|
| 30/04/2005 | 1.35 | 1.0 |
| 31/03/2005 | 1.50 | 1.0 |
| 28/02/2005 | 1.32 | 1.0 |
| 31/01/2005 | 1.16 | 1.0 |
| 31/12/2004 | 1.29 | 1.0 |
| 30/11/2004 | 1.26 | 1.0 |
| 31/10/2004 | 1.22 | 1.0 |
| 30/09/2004 | 1.30 | 1.0 |
| 31/08/2004 | 1.31 | 1.0 |
| 31/07/2004 | 1.21 | 1.0 |
| 30/06/2004 | 1.29 | 1.0 |
| 31/05/2004 | 1.90 | 1.0 |
| 30/04/2004 | 1.60 | 1.0 |
| 31/03/2004 | 1.16 | 1.0 |
| 29/02/2004 | 1.70 | 1.0 |
| 31/01/2004 | 1.64 | 1.0 |
| 31/12/2003 | 1.21 | 1.0 |
| 30/11/2003 | 1.53 | 1.0 |
| 31/10/2003 | 1.65 | 1.0 |

| | | |
|---|---|---|
| 30/09/2003 | 1.15 | 1.0 |
| 31/08/2003 | 1.45 | 1.0 |
| 31/07/2003 | 1.36 | 1.0 |
| 30/06/2003 | 1.35 | 1.0 |
| 31/05/2003 | 1.19 | 1.0 |
| 30/04/2003 | 1.16 | 1.0 |
| 31/03/2003 | 1.55 | 1.0 |
| 28/02/2003 | 1.28 | 1.0 |
| 31/01/2003 | 1.14 | 1.0 |

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## Derivatives

Counterparty ratings

Nominal amount in Euro m/Remaining time to maturity — 30.04.2005

| Rating | <= 1 year | in % | 1-5 years | in % | > 5 year | in % | Total | in % |
|---|---|---|---|---|---|---|---|---|
| Triple A | 0 | 0 | 528.7 | 0.49 | 4,176.8 | 5.08 | 4,705.5 | 2.23 |
| Double A | 4,316.5 | 19.92 | 24,338.1 | 22.74 | 21,117.0 | 25.69 | 49,771.6 | 23.60 |
| Single A | 17,350.8 | 80.08 | 82,201.5 | 76.76 | 56,894.9 | 69.23 | 156,447.3 | 74.17 |
| Triple B | 0 | 0 | 14.9 | 0.01 | 0.0 | 0 | 14.9 | 0.01 |
| **Total** | **21,667.3** | **100.00** | **107,083.2** | **100.00** | **82,188.7** | **100.00** | **210,939.3** | **100.00** |

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## Derivatives

Yield curve distribution

**Essen Hyp derivatives portfolio by instruments**
**Financial derivatives in Euro m / Remaining time to maturity** **30.04.2005**

| Instruments | <= 1 year | in % | >1-5 years | in % | >5 years | in % | Total | in % |
|---|---|---|---|---|---|---|---|---|
| Interest rate swaps | 20,365.9 | 93.99 | 105,234.4 | 98.27 | 79,332.0 | 96.52 | 204,932.3 | 97.16 |
| Swaptions | 25.6 | 0.12 | 1,078.0 | 1.01 | 712.3 | 0.87 | 1,815.9 | 0.86 |
| Other interest rate derivatives | 0 | 0 | 179.0 | 0.17 | 0 | 0.00 | 179.0 | 0.08 |
| Currency swaps | 1,275.8 | 5.89 | 591.8 | 0.55 | 2,144.4 | 2.61 | 4,012.1 | 1.90 |
| **Total** | **21,667.3** | **100.00** | **107,083.2** | **100.00** | **82,188.7** | **100.00** | **210,939.3** | **100.00** |

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## Investor Relations

Ratings and Analyses (as of: February 17, 2005)

| **Ratings** | **S & P** | **Moody's** | **Fitch Ratings** |
|---|---|---|---|
| *Pfandbriefe* | | | |
| - public-sector | AAA | Aaa | AAA |
| - mortgage | not rated | Aa2 | AAA |
| Long-term counterparty rating | BBB+ (outlook stable) | A2 (outlook stable) | A- (outlook positive) |
| Short-term counterparty rating | A-2 | P-1 | F2 |
| Notes issued under the Debt Issuance Program | | | |
| - Senior Unsecured Debt | BBB+ | A2 | not rated |
| - Subordinated Debt | BBB | A3 | not rated |
| Commercial Paper Program | A-2 | P-1 | not rated |

**Rating Reports**

| | |
|---|---|
| ▷ **Standard & Poor's** | **Rating analysis as of Aug 31, 2004 and ratings as of Aug 1, 2003.** |
| ▷ **Moody's** | **Rating analysis as of June 2002 and rating confirmation as of March 7, 2003.** |
| ▷ **Fitch Ratings** | Extract as of October 25, 2004; the complete report can be obtained from Fitch. |

(Acrobat Reader required. **Download Acrobat Reader** ®)

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## Code of Conduct

### Outline

In co-operation with its member institutions, the Association of German Mortgage Banks (VDH) has established a code of conduct for the issuers of Jumbo *Pfandbriefe*.

This Code of Conduct contains (a) rules of conduct and (b) disclosure requirements, with which the mortgage banks will voluntarily comply:

a. The rules of conduct nos. 1) to 3), which apply to the issuers of Jumbo *Pfandbriefe*, stipulate that

   - new issues and increases are to be announced duly in advance in order to make sure that there is sufficient time for the book-building process;
   - new issues and increases are to be marked to the market at all times;
   - as a rule, increases are to be launched by the laid down minimum number of market makers.

b. The rule of conduct no. 4) lays down minimum standards on the information to be disclosed. This will allow investors to evaluate the quality of cover assets. The information, which should be updated at least quarterly, is to be published in suitable electronic media.

   Since mid-2001 Essen Hyp has been publishing detailed information about its cover pools, derivatives and interest rate risks. This information has been complemented by further details in accordance with the provisions of the Code of Conduct.

| | **Published on our Credit Research sites** |
|---|---|
| New public-sector lending commitments | X |

| | |
|---|---|
| New mortgage lending commitments | X |
| Public-sector cover pool | X |
| Mortgage cover pool | X |
| Derivatives | X |
| Derivatives serving as cover | X |
| Cover pools at market value / development and stress scenarios | X |
| Interest rate risk | X |
| Compliance with the self-restrictions regarding the investment of available funds | X |

The information listed above is updated at regular intervals and can be viewed in the individual sections of our Credit Research sites.

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## Breakdown of non-cover assets

by rating

S & P/Moody's/Fitch 30.04.2005

Should the rating agencies come to different rating results, the worst rating is taken into account.

| **by rating** | **in Euro m** | **in %** |
|---|---|---|
| AAA / Aaa / AAA | 109 | 1.84 |
| AA+ / Aa1 / AA+ | 3 | 0.05 |
| AA / Aa2 / AA | 20 | 0.34 |
| AA- / Aa3 / AA- | 956 | 16.18 |
| A+ / A1 / A+ | 846 | 14.32 |
| A / A2 / A | 2,027 | 34.31 |
| A- / A3 / A- | 1,582 | 26.78 |
| BBB+ / Baa1 / BBB+ | 240 | 4.06 |
| BBB / Baa2 / BBB | 0 | 0.00 |
| BBB- /Baa3 /BBB- | 0 | 0.00 |
| BB+ / Ba1 / BB+ | 0 | 0.00 |
| BB- / Ba3 /BB- | 0 | 0.00 |
| Without rating * | 125 | 2.12 |
| **Total** | **5,908** | **100.00** |

* - Without rating

| | **in Euro m** | **in %** |
|---|---|---|
| National credit institutions | 25 | 0.42 |
| International credit institutions | 0 | 0 |

| | | |
|---|---|---|
| Other (e.g. financial institutions) | 100 | 1.70 |
| **Total** | **125** | **2.12** |


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## Breakdown of non-cover assets

by borrowers

| | | 30.04.2005 |
|---|---|---|
| **by borrowers** | **in Euro m** | **in %** |
| National credit institutions | 1,487 | 25.17 |
| Foreign Governments and municipalities | 225 | 3.81 |
| International credit institutions | 3,912 | 66.22 |
| Other foreign financial institutions (guaranteed by national or international credit institutions) | 275 | 4.65 |
| Others | 9 | 0.15 |
| **Total** | **5,908** | **100.00** |

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## Breakdown of non-cover assets

by countries

| | 30.04.2005 | |
|---|---|---|
| **by countries** | **in Euro m** | **in %** |
| Germany | 1,488 | 25.19 |
| EU member states without Germany | | |
| The Netherlands | 640 | 10.83 |
| France | 300 | 5.08 |
| Denmark | 25 | 0.42 |
| Austria | 457 | 7.73 |
| Great Britain | 528 | 8.94 |
| Ireland | 255 | 4.32 |
| Italy | 785 | 13.28 |
| Spain | 270 | 4.57 |
| Finland | 50 | 0.85 |
| Sweden | 40 | 0.68 |
| Estonia | 0 | 0.00 |
| Hungary | 0 | 0.00 |
| **Total EU without Germany** | **3,350** | **56.70** |
| Non EU member states in Western Europe | 300 | 5.08 |
| Others | 770 | 13.03 |
| **Total** | **5,908** | **100.00** |

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## Breakdown of non-cover assets

by risk weighting

| | | 30.04.2005 |
|---|---|---|
| **Risk weighting** | **in Euro m** | **in %** |
| 0% | 109 | 1.84 |
| 10% | 300 | 5.08 |
| 20% | 5,394 | 91.30 |
| 100% | 105 | 1.78 |
| **Total** | **5,908** | **100.00** |

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## Non-cover loans - Breakdown of new lending commitments

by rating

**S & P/Moody's/Fitch** **30.04.2005**

Should the rating agencies come to different rating results, the worst rating is taken into account.

| **by rating** | **in Euro m** | **in %** |
|---|---|---|
| AAA / Aaa / AAA | 0 | 0.00 |
| AA+ / Aa1 / AA+ | 0 | 0.00 |
| AA- / Aa3 / AA- | 0 | 0.00 |
| A+ / A1 / A+ | 215 | 17.44 |
| A / A2 / A | 613 | 49.72 |
| A- / A3 / A- | 405 | 32.84 |
| **Total** | **1,233** | **100.00** |

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## Non-cover loans - Breakdown of new lending commitments

by borrowers

| | 30.04.2005 | |
|---|---|---|
| **by borrowers** | **in Euro m** | **in %** |
| National credit institutions | 1,208 | 97.97 |
| Foreign Governments and municipalities | 0 | 0.00 |
| International credit institutions | 0 | 0.00 |
| Other foreign financial institutions (guaranteed by national or international credit institutions) | 25 | 2.03 |
| Others | 0 | 0.00 |
| **Total** | **1,233** | **100.00** |

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## Non-cover loans - Breakdown of new lending commitments

by countries

| | 30.04.2005 | |
|---|---|---|
| **by countries** | **in Euro m** | **in %** |
| Germany | 0 | 0.00 |
| EU member states without Germany | | |
| The Netherlands | 90 | 7.30 |
| France | 0 | 0.00 |
| Austria | 20 | 1.62 |
| Denmark | 25 | 2.03 |
| Great Britain | 270 | 21.91 |
| Ireland | 140 | 11.35 |
| Italy | 230 | 18.65 |
| Spain | 243 | 19.71 |
| Finland | 0 | 0.00 |
| Sweden | 40 | 3.24 |
| Estonia | 0 | 0.00 |
| Hungary | 0 | 0.00 |
| **Total EU without Germany** | **1,058** | **85.81** |
| Non EU member states in Western Europe | 65 | 5.27 |
| Others | 110 | 8.92 |
| **Total** | **1,233** | **100.00** |

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## Non-cover loans - Breakdown of new lending commitments

by risk weighting

| | | 30.04.2005 |
|---|---|---|
| **Risk weighting** | **in Euro m** | **in %** |
| 0% | 0 | 0.00 |
| 10% | 0 | 0.00 |
| 20% | 1,233 | 100.00 |
| 100% | 0 | 0.00 |
| **Total** | **1,233** | **100.00** |

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## Investment of available funds

Quantitative and qualitative restrictions

Compliance with the self-restrictions regarding the total volume of securities held as assets and rated below A- or A3

These self-restrictions, which form part of a "gentlemen's agreement" between the Association of German Mortgage Banks (VDH) and the Federal Financial Supervisory Authority (BAFin), stipulate that any and all bonds and unit certificates that are acquired pursuant to Sections 5(3)(3d) and 5(3)(5) of the German Mortgage Bank Act (HBG) on the investment of available funds, must have a minimum rating of A3/A- by the rating agencies Moody's, Standard & Poor's and/or Fitch Ratings. In the case of divergent ratings, the worst rating applies. In addition to this, the total volume of bonds and unit certificates acquired pursuant to Sections 5(3)(3d) and 5(3)(5) of the German Mortgage Bank Act (HBG) whose rating is downgraded to a level below the minimum rating of A3/A- during their term, is limited to one time the liable own capital of Essen Hyp.

Hypothekenbank in Essen AG hereby confirms that it complies with the agreed self-restrictions regarding the investment of available funds.

in € m

| Date | Liable own capital | Total volume of assets rated below A3 or A- | in % |
|---|---|---|---|
| 30.04.2005 | 1,302 | 269.5 | 20.70 |
| 31.03.2005 | 1,314 | 269.5 | 20.51 |
| 28.02.2005 | 1,269 | 30.5 | 2.40 |
| 31.01.2005 | 1,271 | 30.5 | 2.40 |
| 31.12.2004 | 1,259 | 35.0 | 2.78 |
| 30.11.2004 | 1,262 | 42.0 | 3.33 |
| 31.10.2004 | 1,262 | 44.0 | 3.49 |

| | | | |
|---|---|---|---|
| 30.09.2004 | 1,251 | 94.0 | 7.51 |
| 31.08.2004 | 1,251 | 94.0 | 7.51 |
| 31.07.2004 | 1,241 | 94.0 | 7.57 |
| 30.06.2004 | 1,241 | 178.5 | 14.38 |
| 31.05.2004 | 1,241 | 180.5 | 14.54 |
| 30.04.2004 | 1,241 | 277.5 | 22.36 |
| 31.03.2004 | 1,241 | 302.5 | 24.38 |
| 29.02.2004 | 1,168 | 305.5 | 26.16 |
| 31.01.2004 | 1,168 | 305.5 | 26.16 |
| 31.12.2003 | 1,168 | 355.5 | 30.44 |
| 30.11.2003 | 1,168 | 375.5 | 32.15 |
| 31.10.2003 | 1,168 | 444.0 | 38.01 |
| 30.09.2003 | 1,167 | 458.0 | 39.25 |
| 31.08.2003 | 1,157 | 462.0 | 39.93 |
| 31.07.2003 | 1,155 | 462.0 | 40.00 |
| 30.06.2003 | 1,155 | 509.0 | 44.07 |
| 31.05.2003 | 1,135 | 465.0 | 40.97 |
| 30.04.2003 | 1,135 | 458.5 | 40.40 |
| 31.03.2003 | 1,135 | 474.5 | 41.81 |
| 28.02.2003 | 1,108 | 476.0 | 42.96 |
| 31.01.2003 | 1,108 | 449.5 | 40.58 |

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## Mortgage loans

Breakdown of mortgage portfolio
by type of property, region and LTV

Commercial Properties in Euro m 31.03.2005

| Purpose of property | Country* | LTV up to 60% | in % | of which used as cover | in % | LTV 61-80 % | in % | LTV 81-90 % | in % | LTV >90 % | in % | Total | in % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Office and administrative buildings | Foreign countries | 675.8 | 35.0 | 16.9 | 2.1 | 254.2 | 57.4 | 78.5 | 55.8 | 70.9 | 36.4 | 1,079.4 | 39.9 |
| | West ** | 505.5 | 26.2 | 379.3 | 46.9 | 49.0 | 11.1 | 16.0 | 11.4 | 49.9 | 25.6 | 620.4 | 22.9 |
| | East *** | 19.9 | 1.0 | 14.9 | 1.8 | 2.0 | 0.5 | 0.6 | 0.4 | 4.1 | 2.1 | 26.6 | 1.0 |
| Building sites | Foreign countries | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| | West ** | 0.7 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.7 | 0.0 |
| | East *** | 0.2 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.2 | 0.0 |
| Factory buildings | Foreign countries | 1.3 | 0.1 | 0.0 | 0.0 | 0.4 | 0.1 | 0.1 | 0.1 | 0.0 | 0.0 | 1.8 | 0.1 |
| | West ** | 45.5 | 2.4 | 27.2 | 3.4 | 11.1 | 2.5 | 3.3 | 2.3 | 4.7 | 2.4 | 64.6 | 2.4 |
| | East *** | 1.7 | 0.1 | 0.1 | 0.0 | 0.5 | 0.1 | 0.2 | 0.1 | 0.0 | 0.0 | 2.4 | 0.1 |
| Shops | Foreign countries | 50.6 | 2.6 | 0.0 | 0.0 | 16.9 | 3.8 | 8.5 | 6.0 | 13.3 | 6.8 | 89.3 | 3.3 |
| | West ** | 193.0 | 10.0 | 163.3 | 20.2 | 16.6 | 3.7 | 4.8 | 3.4 | 3.9 | 2.0 | 218.3 | 8.1 |
| | East *** | 55.9 | 2.9 | 41.7 | 5.2 | 17.4 | 3.9 | 7.1 | 5.0 | 10.2 | 5.2 | 90.6 | 3.3 |
| Hotels and restaurants | Foreign countries | 57.3 | 3.0 | 0.0 | 0.0 | 3.3 | 0.7 | 1.1 | 0.8 | 0.0 | 0.0 | 61.7 | 2.3 |
| | West ** | 37.2 | 1.9 | 11.1 | 1.4 | 14.0 | 3.2 | 4.7 | 3.3 | 14.8 | 7.6 | 70.7 | 2.6 |
| | East *** | 22.5 | 1.2 | 0.0 | 0.0 | 5.1 | 1.2 | 1.8 | 1.3 | 1.2 | 0.6 | 30.6 | 1.1 |
| Other non-residential | Foreign countries | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |

| | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| properties | West ** | 171.9 | 8.9 | 130.1 | 16.1 | 32.8 | 7.4 | 8.1 | 5.8 | 12.1 | 6.2 | 224.9 | 8.3 |
| | East *** | 1.0 | 0.1 | 1.0 | 0.1 | 0.3 | 0.1 | 0.2 | 0.1 | 0.1 | 0.1 | 1.6 | 0.1 |
| Ware-houses and exhibition buildings | Foreign countries | 31.8 | 1.6 | 0.0 | 0.0 | 10.4 | 2.3 | 2.9 | 2.1 | 4.2 | 2.2 | 49.3 | 1.8 |
| | West ** | 57.4 | 3.0 | 23.6 | 2.9 | 9.1 | 2.1 | 2.9 | 2.1 | 5.1 | 2.6 | 74.5 | 2.8 |
| | East *** | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total commercial properties | Foreign countries | 816.8 | 42.3 | 16.9 | 2.1 | 285.2 | 64.4 | 91.1 | 64.7 | 88.4 | 45.5 | 1,281.5 | 47.3 |
| | West ** | 1,011.2 | 52.5 | 734.6 | 90.8 | 132.6 | 29.9 | 39.8 | 28.3 | 90.5 | 46.5 | 1,274.1 | 47.1 |
| | East *** | 101.2 | 5.2 | 57.7 | 7.1 | 25.3 | 5.7 | 9.9 | 7.0 | 15.6 | 8.0 | 152.0 | 5.6 |
| | **Total** | **1,929.2** | **100.0** | **809.2** | **100.0** | **443.1** | **100.0** | **140.8** | **100.0** | **194.5** | **100.0** | **2,707.6** | **100.0** |

Residential Properties in Euro m

| **Purpose of property** | **Country*** | **LTV up to 60%** | **in %** | **of which used as cover** | **in %** | **LTV 61-80 %** | **in %** | **LTV 81-90 %** | **in %** | **LTV >90 %** | **in %** | **Total** | **in %** |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Owned houses | Foreign countries | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| | West ** | 2,505.6 | 56.3 | 1,937.8 | 58.6 | 73.6 | 35.2 | 2.7 | 12.4 | 1.2 | 3.3 | 2,583.1 | 54.8 |
| | East *** | 346.0 | 7.8 | 214.8 | 6.5 | 17.5 | 8.4 | 1.2 | 5.5 | 0.3 | 0.8 | 365.0 | 7.7 |
| Owned flats | Foreign countries | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| | West ** | 739.0 | 16.6 | 583.1 | 17.6 | 26.4 | 12.6 | 1.6 | 7.3 | 0.7 | 1.9 | 767.7 | 16.3 |
| | East *** | 46.3 | 1.0 | 33.1 | 1.0 | 1.7 | 0.8 | 0.1 | 0.6 | 0.1 | 0.3 | 48.2 | 1.0 |
| Residen-tial con-struction for letting purposes | Foreign countries | 46.4 | 1.0 | 0.5 | 0.0 | 14.7 | 7.0 | 5.2 | 23.8 | 6.1 | 16.7 | 72.4 | 1.5 |
| | West ** | 653.8 | 14.7 | 502.2 | 15.2 | 64.7 | 31.0 | 8.6 | 39.4 | 13.2 | 36.1 | 740.3 | 15.7 |
| | East *** | 109.8 | 2.5 | 37.4 | 1.1 | 10.4 | 5.0 | 2.4 | 11.0 | 15.0 | 41.0 | 137.6 | 2.9 |
| Total residential properties | Foreign countries | 46.4 | 1.0 | 0.5 | 0.0 | 14.7 | 7.0 | 5.2 | 23.8 | 6.1 | 16.7 | 72.4 | 1.5 |
| | West ** | 3,898.4 | 87.7 | 3,023.1 | 91.4 | 164.7 | 78.8 | 12.9 | 59.1 | 15.1 | 41.3 | 4,091.1 | 86.8 |
| | East *** | 502.1 | 11.3 | 285.3 | 8.6 | 29.6 | 14.2 | 3.7 | 17.1 | 15.4 | 42.0 | 550.8 | 11.7 |
| | **Total** | **4,446.9** | **100.0** | **3,308.9** | **100.0** | **209.0** | **100.0** | **21.8** | **100.0** | **36.6** | **100.0** | **4,714.3** | **100.0** |

| Total mortgage loans | Country* | LTV up to 60% | in % | of which used as cover | in % | LTV 61-80 % | in % | LTV 81-90 % | in % | LTV >90 % | in % | Total | in % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Foreign countries | 863.2 | 63.8 | 17.4 | 0.4 | 299.9 | 22.2 | 96.3 | 7.1 | 94.5 | 7.0 | 1,353.9 | 18.2 |
| | West ** | 4,909.6 | 91.5 | 3,757.7 | 91.3 | 297.3 | 5.5 | 52.7 | 1.0 | 105.6 | 2.0 | 5,365.2 | 72.3 |
| | East *** | 603.3 | 85.8 | 343.0 | 8.3 | 54.9 | 7.8 | 13.6 | 1.9 | 31.0 | 4.4 | 702.8 | 9.5 |
| | **Total** | **6,376.1** | **85.9** | **4,118.1** | **100.0** | **652.1** | **8.8** | **162.6** | **2.2** | **231.1** | **3.1** | **7,421.9** | **100.0** |

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

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## Mortgage loans

Breakdown of mortgage portfolio
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m 31.03.2005

| Purpose of property | Country* | LTV up to 60% | of which used as cover | LTV 61-80% | LTV 81-90% | LTV >90% | Total | in % |
|---|---|---|---|---|---|---|---|---|
| Office and administrative buildings | United States | 47.4 | 0.0 | 78.9 | 21.1 | 11.2 | 158.6 | 12.4 |
| | Belgium | 1.2 | 1.1 | 0.0 | 0.0 | 0.0 | 1.2 | 0.1 |
| | England | 449.6 | 0.0 | 94.0 | 40.7 | 20.3 | 604.6 | 47.1 |
| | France | 82.5 | 0.1 | 8.8 | 1.1 | 0.0 | 92.4 | 7.2 |
| | Canada | 46.1 | 0.0 | 15.6 | 4.5 | 4.6 | 70.8 | 5.5 |
| | The Netherlands | 48.1 | 15.8 | 11.1 | 1.6 | 0.0 | 60.8 | 4.7 |
| | Spain | 63.1 | 0.0 | 21.0 | 6.8 | 0.0 | 90.9 | 7.1 |
| Factory/workshop buildings | The Netherlands | 1.3 | 1.3 | 0.4 | 0.1 | 0.0 | 1.8 | 0.1 |
| Shops | England | 22.0 | 0.0 | 7.3 | 3.7 | 9.4 | 42.4 | 3.3 |
| | France | 2.4 | 0.0 | 0.8 | 0.4 | 1.2 | 4.8 | 0.4 |
| | Poland | 28.3 | 0.0 | 9.4 | 4.7 | 3.8 | 46.2 | 3.6 |
| Hotels and restaurants | United States | 8.4 | 0.0 | 2.8 | 0.6 | 0.0 | 11.8 | 0.9 |
| | France | 47.3 | 0.0 | 0.0 | 0.0 | 0.0 | 47.3 | 3.7 |
| Warehouse and exhibition buildings | France | 31.3 | 0.0 | 10.5 | 3.0 | 4.2 | 49.0 | 3.8 |
| | The Netherlands | 0.6 | 0.0 | 0.0 | 0.0 | 0.0 | 0.6 | 0.0 |
| Total commercial properties | United States | 55.8 | 0.0 | 81.7 | 21.7 | 11.2 | 170.4 | 13.3 |
| | Belgium | 1.2 | 1.1 | 0.0 | 0.0 | 0.0 | 1.2 | 0.1 |
| | England | 471.6 | 0.0 | 101.3 | 44.4 | 29.7 | 647.0 | 50.4 |
| | France | 163.5 | 0.1 | 20.1 | 4.5 | 5.4 | 193.5 | 15.1 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Canada | 46.1 | 0.0 | 15.6 | 4.5 | 4.6 | 70.8 | 5.5 |
| | The Netherlands | 50.0 | 17.1 | 11.5 | 1.7 | 0.0 | 63.2 | 4.9 |
| | Poland | 28.3 | 0.0 | 9.4 | 4.7 | 3.8 | 46.2 | 3.6 |
| | Spain | 63.1 | 0.0 | 21.0 | 6.8 | 0.0 | 90.9 | 7.1 |
| | **Total** | **879.6** | **18.3** | **260.6** | **88.3** | **54.7** | **1,283.2** | **100.0** |

Residential Properties in Euro m 31.03.2005

| Purpose of property | Country* | LTV up to 60% | of which used as cover | LTV 61-80% | LTV 81-90% | LTV >90% | Total | in % |
|---|---|---|---|---|---|---|---|---|
| Residential construction for letting purposes | United States | 9.5 | 0.0 | 2.7 | 0.0 | 0.0 | 12.2 | 37.8 |
| | Belgium | 0.6 | 0.5 | 0.0 | 0.0 | 0.0 | 0.6 | 1.9 |
| | France | 10.2 | 0.0 | 3.4 | 1.7 | 4.2 | 19.5 | 60.3 |
| Total residential properties | United States | 9.5 | 0.0 | 2.7 | 0.0 | 0.0 | 12.2 | 37.8 |
| | Belgium | 0.6 | 0.5 | 0.0 | 0.0 | 0.0 | 0.6 | 1.9 |
| | France | 10.2 | 0.0 | 3.4 | 1.7 | 4.2 | 19.5 | 60.3 |
| | **Total** | **20.3** | **0.5** | **6.1** | **1.7** | **4.2** | **32.3** | **100.0** |

Total in Euro m 31.03.2005

| Mortgage loans | Country* | LTV up to 60% | of which used as cover | LTV 61-80% | LTV 81-90% | LTV >90% | Total | in % |
|---|---|---|---|---|---|---|---|---|
| | United States | 65.3 | 0.0 | 84.4 | 21.7 | 11.2 | 182.6 | 13.9 |
| | Belgium | 1.8 | 1.6 | 0.0 | 0.0 | 0.0 | 1.8 | 0.1 |
| | England | 471.6 | 0.0 | 101.3 | 44.4 | 29.7 | 647.0 | 49.2 |
| | France | 173.7 | 0.1 | 23.5 | 6.2 | 9.6 | 213.0 | 16.2 |
| | Canada | 46.1 | 0.0 | 15.6 | 4.5 | 4.6 | 70.8 | 5.4 |
| | The Netherlands | 50.0 | 17.1 | 11.5 | 1.7 | 0.0 | 63.2 | 4.8 |
| | Poland | 28.3 | 0.0 | 9.4 | 4.7 | 3.8 | 46.2 | 3.5 |
| | Spain | 63.1 | 0.0 | 21.0 | 6.8 | 0.0 | 90.0 | 6.9 |
| | **Total** | **899.9** | **18.8** | **266.7** | **90.0** | **58.9** | **1,315.5** | **100.0** |

*- The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans.
Lending commitments are not taken into account.

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## Mortgage loans

Mortgage cover pool - Derivatives serving as cover

Payables and receivables from derivative transactions which have been included in our cover pools in order to hedge foreign currency positions serving as cover.

in Euro m

| Date | Nominal Derivatives | Market Value Derivatives |
|---|---|---|
| 30/04/2005 | 0.00 | 0.00 |
| 31/03/2005 | 0.00 | 0.00 |
| 28/02/2005 | 0.00 | 0.00 |
| 31/01/2005 | 0.00 | 0.00 |
| 31/12/2004 | 0.00 | 0.00 |
| 30/11/2004 | 0.00 | 0.00 |
| 31/10/2004 | 1.17 | -0.05 |
| 30/09/2004 | 1.17 | -0.03 |
| 31/08/2004 | 1.17 | -0.04 |
| 31/07/2004 | 1.17 | -0.04 |
| 30/06/2004 | 1.17 | -0.05 |
| 31/05/2004 | 1.17 | -0.00 |
| 30/04/2004 | 1.17 | -0.04 |
| 31/03/2004 | 1.17 | -0.03 |
| 29/02/2004 | 1.17 | -0.02 |
| 31/01/2004 | 1.17 | -0.04 |
| 31/12/2003 | 1.17 | -0.04 |
| 30/11/2003 | 1.17 | -0.05 |
| 31/10/2003 | 1.17 | -0.05 |
| 30/09/2003 | 1.17 | -0.04 |
| 31/08/2003 | 1.17 | -0.05 |

| | | |
|---|---|---|
| 31/07/2003 | 1.17 | -0.04 |
| 30/06/2003 | 1.17 | -0.02 |
| 31/05/2003 | 1.17 | -0.06 |
| 30/04/2003 | 1.17 | -0.08 |
| 31/03/2003 | 1.17 | -0.13 |
| 28/02/2003 | 1.17 | -0.15 |
| 31/01/2003 | 1.17 | -0.02 |

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## Mortgage loans - Cover pool at market value

Development / Stress scenario

| Date | Market value (cover pool) | Market value (mortgage Pfandbriefe) | Market value surplus cover in € m | Surplus cover in % * | Market value (dynamic approach) | | Market value (dynamic approach) | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Surplus cover in € m in the case of rising yields | Surplus cover in % in the case of rising yields * | Surplus cover in € m in the case of falling yields | Surplus cover in % in the case of falling yields * |
| 30.04.2005 | 5,108.05 | 4,317.49 | 790.55 | 18.31 | 629.90 | 14.78 | 950.45 | 21.72 |
| 31.03.2005 | 4,969.25 | 4,172.34 | 796.91 | 19.10 | 622.86 | 15.16 | 973.35 | 22.97 |
| 28.02.2005 | 4,922.94 | 4,168.10 | 754.84 | 18.11 | 580.01 | 14.15 | 932.60 | 22.01 |
| 31.01.2005 | 4,947.91 | 4,176.32 | 771.59 | 18.48 | 623.90 | 15.59 | 919.38 | 21.65 |
| 31.12.2004 | 4,877.21 | 4,189.36 | 687.85 | 16.42 | 515.99 | 12.53 | 862.91 | 20.25 |
| 30.11.2004 | 4,795.28 | 4,246.67 | 548.61 | 12.92 | 384.54 | 9.21 | 715.97 | 16.57 |
| 31.10.2004 | 4,712.03 | 4,236.64 | 475.39 | 11.22 | 307.87 | 7.40 | 646.95 | 14.99 |
| 30.09.2004 | 3,570.10 | 3,215.79 | 354.31 | 11.02 | 256.84 | 8.20 | 450.23 | 13.64 |
| 31.08.2004 | 3,515.48 | 3,187.26 | 328.22 | 10.30 | 230.66 | 7.43 | 423.86 | 12.95 |
| 31.07.2004 | 3,415.73 | 3,147.42 | 268.31 | 8.52 | 153.74 | 5.03 | 384.68 | 11.86 |
| 30.06.2004 | 3,450.04 | 3,144.54 | 305.50 | 9.72 | 189.20 | 6.22 | 424.67 | 13.05 |
| 31.05.2004 | 3,500.26 | 3,114.61 | 385.65 | 12.38 | 254.99 | 8.49 | 524.16 | 16.24 |
| 30.04.2004 | 3,236.24 | 3,008.50 | 227.74 | 7.57 | 103.27 | 3.56 | 381.56 | 12.23 |
| 31.03.2004 | 3,133.24 | 2,856.19 | 277.06 | 9.70 | 167.37 | 6.09 | 412.39 | 13.91 |
| 29.02.2004 | 3,036.60 | 2,821.82 | 214.78 | 7.61 | 97.87 | 3.59 | 358.57 | 12.28 |
| 31.01.2004 | 2,935.24 | 2,764.33 | 170.91 | 6.18 | 65.08 | 2.44 | 302.33 | 10.55 |

* The amendment of the German Morgage Bank Act (HBG), which took effect on April 9, 2004, stipulates that German mortage banks must, in addition to the "de facto" overcollateralization, maintain a securing excess cover of 2%. This securing excess cover must also be maintained when calculating the present value, including stress scenarios (upward/downward yield curve shifts). The calculation of the present value is governed by the Net Present Value Directive (Barwertverordnung) published by the Federal Financial Supervisory Authority (BaFin) in December 2003. To ensure that the mandatory overcollateralization is maintained at all times, banks are required to simulate stress scenarios in accordance with the static or the dynamic approach.

For the static approach, the stress scenario is calculated on the basis of a parallel yield curve shift by +/- 250 basis points.

For the dynamic approach, a number and distribution of maturities appropriate to the scope and structure of the institution's transactions has to be selected on the respective yield curve. The minimum number of maturities is six, including the following: 1 month, 1 year, 5 years, 7 years, 10 years and 15 years.

Essen Hyp uses the dynamic approach.

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## Mortgage loans

Breakdown of cover pool
Surplus cover

**all amounts in Euro m**

| Date | Mortgage *Pfandbriefe* outstanding | cover | Surplus cover | in % | Not yet serving as cover |
|---|---|---|---|---|---|
| 30/04/2005 | 4,242.47 | 4,619.61 | 337.14 | 8.9 | 2,085.44 |
| 31/03/2005 | 4,117.74 | 4,560.71 | 442.97 | 10.8 | 2,129.07 |
| 28/02/2005 | 4,108.65 | 4,528.39 | 419.74 | 10.2 | 2,123.05 |
| 31/01/2005 | 4,108.15 | 4,508.92 | 400.77 | 9.8 | 2,124.31 |
| 31/12/2004 | 4,127.60 | 4,480.38 | 352.78 | 8.5 | 2,237.51 |
| 30/11/2004 | 4,180.37 | 4,391.70 | 211.33 | 5.1 | 2,212.20 |
| 31/10/2004 | 4,180.37 | 4,365.66 | 185.29 | 4.4 | 2,317.65 |
| 30/09/2004 | 3,170.73 | 3,345.44 | 174.71 | 5.5 | 3,172.49 |
| 31/08/2004 | 3,141.05 | 3,301.42 | 160.37 | 5.1 | 3,225.50 |
| 31/07/2004 | 3,116.04 | 3,224.28 | 108.24 | 3.5 | 3,270.80 |
| 30/06/2004 | 3,119.81 | 3,190.27 | 70.46 | 2.3 | 3,321.02 |
| 31/05/2004 | 3,084.92 | 3,225.48 | 140.56 | 4.6 | 3,295.01 |
| 30/04/2004 | 2,967.92 | 3,164.93 | 197.01 | 6.6 | 3,348.58 |
| 31/03/2004 | 2,794.87 | 3,035.01 | 240.14 | 8.6 | 2,337.70 |
| 29/02/2004 | 2,756.13 | 2,948.72 | 192.59 | 7.0 | 2,456.84 |
| 31/01/2004 | 2,716.16 | 2,872.70 | 156.54 | 5.8 | 2,410.48 |
| 31/12/2003 | 2,659.16 | 2,835.38 | 176.22 | 6.6 | 2,346.31 |
| 30/11/2003 | 2,764.22 | 2,878.60 | 114.38 | 4.1 | 2,328.72 |
| 31/10/2003 | 2,375.18 | 2,536.03 | 160.85 | 6.8 | 2,278.99 |

| | | | | | |
|---|---|---|---|---|---|
| 30/09/2003 | 2,386.32 | 2,470.00 | 83.68 | 3.5 | 2,236.18 |
| 31/08/2003 | 2,383.99 | 2,552.04 | 168.05 | 7.0 | 2,199.87 |
| 31/07/2003 | 2,347.56 | 2,440.78 | 93.22 | 4.0 | 2,184.85 |
| 30/06/2003 | 2,320.82 | 2,402.11 | 81.29 | 3.5 | 2,042.90 |
| 31/05/2003 | 2,217.54 | 2,365.14 | 147.60 | 6.7 | 1,800.84 |
| 30/04/2003 | 2,006.14 | 2,274.40 | 268.26 | 13.4 | 1,738.59 |
| 31/03/2003 | 1,886.70 | 2,255.55 | 368.85 | 19.6 | 1,750.23 |
| 28/02/2003 | 1,924.34 | 2,001.85 | 77.51 | 4.0 | 1,964.20 |
| 31/01/2003 | 1,942.93 | 2,031.48 | 88.55 | 4.6 | 2,006.30 |

* For technical reasons (e.g. due to the absence of evidence that the loan is secured by a first mortgage). The loans are usually included in the cover pool within not more than three months.

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## Mortgage loans

Breakdown of non-cover assets
Loans with a LTV > 60%

Loans with a LTV exceeding 60% are not eligible to serve as cover for mortgage *Pfandbriefe*. The total volume of loans with a LTV > 60% may by law not exceed 20% of total volume of mortgage loans.

| Date | in % |
|---|---|
| 30/04/2005 | 13.91 |
| 31/03/2005 | 13.98 |
| 28/02/2005 | 14.05 |
| 31/01/2005 | 13.97 |
| 31/12/2004 | 14.06 |
| 30/11/2004 | 13.77 |
| 31/10/2004 | 13.85 |
| 30/09/2004 | 13.90 |
| 31/08/2004 | 14.23 |
| 31/07/2004 | 14.82 |
| 30/06/2004 | 15.12 |
| 31/05/2004 | 15.19 |
| 30/04/2004 | 14.86 |
| 31/03/2004 | 15.80 |
| 29/02/2004 | 15.54 |
| 31/01/2004 | 15.01 |
| 31/12/2003 | 14.82 |
| 30/11/2003 | 14.70 |
| 31/10/2003 | 14.33 |

| | |
|---|---|
| 30/09/2003 | 14.37 |
| 31/08/2003 | 13.72 |
| 31/07/2003 | 13.29 |
| 30/06/2003 | 13.69 |
| 31/05/2003 | 13.40 |
| 30/04/2003 | 12.44 |
| 31/03/2003 | 12.55 |
| 28/02/2003 | 12.58 |
| 31/01/2003 | 12.68 |

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## Mortgage loans

Breakdown of new lending commitments
Domestic loans by type of property, region and LTV

Commercial Properties in Euro m 31.03.2005

| Purpose of property | Country* | LTV up to 60% | in % | of which used as cover | in % | LTV 61-80 % | in % | LTV 81-90 % | in % | LTV >90 % | in % | Total | in % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Office and administrative buildings | Foreign countries | 12.8 | 18.6 | 0.0 | 0.0 | 4.1 | 25.1 | 11.7 | 84.8 | 0.1 | 6.1 | 28.7 | 28.6 |
| | West ** | 14.3 | 20.8 | 0.0 | 0.0 | 0.2 | 1.2 | 0.0 | 0.0 | 0.0 | 0.0 | 14.5 | 14.4 |
| | East *** | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Building sites | Foreign countries | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| | West ** | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| | East *** | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Factory buildings | Foreign countries | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| | West ** | 0.5 | 0.7 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.5 | 0.5 |
| | East *** | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Shops | Foreign countries | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| | West ** | 11.0 | 16.0 | 0.0 | 0.0 | 3.7 | 22.7 | 1.5 | 10.9 | 1.5 | 91.2 | 17.7 | 17.6 |
| | East *** | 4.6 | 6.7 | 0.0 | 0.0 | 1.5 | 9.2 | 0.6 | 4.3 | 0.0 | 0.0 | 6.7 | 6.7 |
| Hotels and restaurants | Foreign countries | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| | West ** | 0.1 | 0.1 | 0.1 | 100.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.1 | 0.1 |
| | East *** | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Other non-residential | Foreign countries | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |

| | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| properties | West ** | 0.2 | 0.3 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.2 | 0.2 |
| | East *** | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Ware-houses and exhibition buildings | Foreign countries | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| | West ** | 25.2 | 36.7 | 0.0 | 0.0 | 6.8 | 41.7 | 0.0 | 0.0 | 0.0 | 0.0 | 32.0 | 31.9 |
| | East *** | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total commercial properties | Foreign countries | 12.8 | 18.6 | 0.0 | 0.0 | 4.1 | 25.1 | 11.7 | 84.8 | 0.1 | 6.1 | 28.7 | 28.6 |
| | West ** | 51.3 | 74.7 | 0.1 | 100.0 | 10.7 | 65.7 | 1.5 | 10.9 | 1.5 | 93.9 | 65.0 | 64.7 |
| | East *** | 4.6 | 6.7 | 0.0 | 0.0 | 1.5 | 9.2 | 0.6 | 4.3 | 0.0 | 0.0 | 6.7 | 6.7 |
| | **Total** | **68.7** | **100.0** | **0.1** | **100.0** | **16.3** | **100.0** | **13.8** | **100.0** | **1.6** | **100.0** | **100.4** | **100.0** |

Residential Properties in Euro m

| Purpose of property | Country* | LTV up to 60% | in % | of which used as cover | in % | LTV 61-80 % | in % | LTV 81-90 % | in % | LTV >90 % | in % | Total | in % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Owned houses | Foreign countries | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| | West ** | 6.5 | 18.8 | 0.0 | 0.0 | 0.4 | 2.4 | 0.1 | 1.4 | 0.0 | 0.0 | 7.0 | 11.0 |
| | East *** | 2.9 | 8.4 | 0.0 | 0.0 | 0.4 | 2.4 | 0.0 | 0.0 | 0.0 | 0.0 | 3.3 | 5.2 |
| Owned flats | Foreign countries | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| | West ** | 2.8 | 8.1 | 0.0 | 0.0 | 0.2 | 1.2 | 0.0 | 0.0 | 0.0 | 0.0 | 3.0 | 4.7 |
| | East *** | 0.2 | 0.6 | 0.0 | 0.0 | 005 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.2 | 0.3 |
| Residen-tial con-struction for letting purposes | Foreign countries | 17.8 | 51.4 | 0.0 | 0.0 | 15.5 | 93.4 | 6.9 | 98.6 | 5.5 | 100.0 | 45.7 | 71.7 |
| | West ** | 2.2 | 6.4 | 0.0 | 0.0 | 0.1 | 0.6 | 0.0 | 0.0 | 0.0 | 0.0 | 2.3 | 3.6 |
| | East *** | 2.2 | 6.4 | 0.1 | 100.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 2.2 | 3.5 |
| Total residential properties | Foreign countries | 17.8 | 51.5 | 0.0 | 0.0 | 15.5 | 93.4 | 6.9 | 98.6 | 5.5 | 100.0 | 45.7 | 71.8 |
| | West ** | 11.5 | 33.2 | 0.0 | 0.0 | 0.7 | 4.2 | 0.1 | 1.4 | 0.0 | 0.0 | 12.3 | 19.3 |
| | East *** | 5.3 | 15.3 | 0.1 | 100.0 | 0.4 | 2.4 | 0.0 | 0.0 | 0.0 | 0.0 | 5.7 | 8.9 |
| | **Total** | **34.6** | **100.0** | **0.1** | **100.0** | **16.6** | **100.0** | **7.0** | **100.0** | **5.5** | **100.0** | **63.7** | **100.0** |

| Total mortgage loans | Country* | LTV up to 60% | in % | of which used as cover | in % | LTV 61-80 % | in % | LTV 81-90 % | in % | LTV >90 % | in % | Total | in % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Foreign countries | 30.6 | 41.1 | 0.0 | 0.0 | 19.6 | 26.3 | 18.6 | 25.0 | 5.6 | 7.5 | 74.4 | 45.4 |
| | West ** | 62.8 | 81.2 | 0.1 | 50.0 | 11.4 | 14.7 | 1.6 | 2.1 | 1.5 | 2.0 | 77.3 | 47.1 |
| | East *** | 9.9 | 79.8 | 0.1 | 50.0 | 1.9 | 15.4 | 0.6 | 4.8 | 0.0 | 0.0 | 12.4 | 7.6 |
| | **Total** | **103.3** | **62.9** | **0.2** | **100.0** | **32.9** | **20.0** | **20.8** | **12.7** | **7.1** | **4.4** | **164.1** | **100.0** |

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

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## Mortgage loans

Breakdown of new lending commitments
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m 31.03.2005

| Mortgage loans | Country* | LTV up to 60% | of which used as cover | LTV 61-80 % | LTV 81-90 % | LTV >90 % | Total | in % |
|---|---|---|---|---|---|---|---|---|
| Office and administrative buildings | England | 0.0 | 0.0 | 1.9 | 11.7 | 0.1 | 13.7 | 47.7 |
| | France | 12.8 | 0.0 | 2.2 | 0.0 | 0.0 | 15.0 | 52.3 |
| Total commercial properties | England | 0.0 | 0.0 | 1.9 | 11.7 | 0.1 | 13.7 | 47.7 |
| | France | 12.8 | 0.0 | 2.2 | 0.0 | 0.0 | 15.0 | 52.3 |
| | **Total** | **12.8** | **0.0** | **4.1** | **11.7** | **0.1** | **28.7** | **100.0** |

Residential Properties in Euro m 31.03.2005

| Purpose of property | Country* | LTV up to 60% | of which used as cover | LTV 61-80% | LTV 81-90% | LTV >90% | Total | in % |
|---|---|---|---|---|---|---|---|---|
| Residential construction for letting purposes | United States | 12.2 | 0.0 | 13.6 | 6.0 | 4.8 | 36.6 | 80.1 |
| | France | 5.6 | 0.0 | 1.9 | 0.9 | 0.7 | 9.1 | 19.9 |
| Total residential properties | United States | 12.2 | 0.0 | 13.6 | 6.0 | 4.8 | 36.6 | 80.1 |
| | France | 5.6 | 0.0 | 1.9 | 0.9 | 0.7 | 9.1 | 19.9 |
| | **Total** | **17.8** | **0.0** | **15.5** | **6.9** | **5.5** | **45.7** | **100.0** |

Total in Euro m 31.03.2005

| Mortgage loans | Country* | LTV | of | LTV | LTV | LTV | Total | in % |
|---|---|---|---|---|---|---|---|---|

| | up to 60% | which used as cover | 61-80% | 81-90% | >90% | | |
|---|---|---|---|---|---|---|---|
| United States | 12.2 | 0.0 | 13.6 | 6.0 | 4.8 | 36.6 | 49.1 |
| England | 0.0 | 0.0 | 1.9 | 11.7 | 0.1 | 13.7 | 18.4 |
| France | 18.4 | 0.0 | 4.1 | 0.9 | 0.7 | 24.1 | 32.4 |
| **Total** | **30.6** | **0.0** | **19.6** | **18.6** | **5.6** | **74.4** | **100.0** |

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

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Bonds & Notes

## The German *Pfandbrief*

During the past 100 years, *Pfandbrief* investors have never failed to receive full repayment – a clear proof of the *Pfandbrief's* high level of safety. This is just one reason why *Pfandbriefe* account for as much as 26.2% of all fixed income securities in Germany and have also become more and more popular with international investors.

In recent years the *Pfandbrief* market has seen significant changes due to the increasing volume of *Pfandbriefe* that are issued in the form of Jumbos and Globals. In autumn 2003 the *Pfandbrief* issuers within the Association of German Mortgage Banks (VDH) agreed upon an amendment of the minimum standards for issuing Jumbo *Pfandbriefe*. The new standards envisage a minimum size of €750m for a newly issued Jumbo *Pfandbrief*, instead of previously €500m. Further, the issuer must increase the issue size to at least €1bn within 180 calendar days. Moreover, buybacks of Jumbo *Pfandbriefe* have been included in the minimum standards and subjected to strict transparency requirements. This requirement safeguards the status of Jumbo *Pfandbriefe* as a highly liquid market segment.

The updated minimum standards for the issuance of Jumbo *Pfandbriefe* enter into force with immediate effect, the Federal Cartel Office (Bundeskartellamt) having raised no objections.

More detailed information on the new minimum standards for the issuance of Jumbo *Pfandbriefe* is available on the website of the Association of German Mortgage Banks.

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**Bonds & Notes**

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**Heads of Treasury Department**

- **Günter Pless** Head of Treasury
- **Heidi Riedel** Deputy Head of Treasury
- **Raimund Bitter** Deputy Head of Treasury

| Capital Markets | Money Markets | Derivatives |
|---|---|---|
| Oliver Schwarzer | Michael Leineweber | Ulrich Nowak |
| Heinrich Strack | Monika Rieks | Oliver Schwarzer |

- **Ansgar Wittenbrink**
- **Stefan Zander**
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- **Stefan Zander**

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- Dirk Chlench

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## Bonds & Notes

### Basic Principles of the German Mortgage Bank Act

The strict requirements of the German Mortgage Bank Act (HBG), in conjunction with the comprehensive banking supervision exercised by the Federal Financial Supervisory Authority (BAFin), ensure that German mortgage banks maintain a particularly high safety standard. The German Mortgage Bank Act stipulates, amongst other things, that:

- the scope of business activities permitted to German mortgage banks is restricted to the granting of public-sector and mortgage loans;
- loans may only be granted if the securities offered meet the quality standards set out by law;
- a match between maturities and interest rates of the lending and funding business must be ensured at all times.

In addition to this, the German Mortgage Bank Act contains a number of provisions to ensure the quality of the assets serving as cover for public-sector and mortgage *Pfandbriefe*. A key prerequisite for including an asset in the cover pool is, for example, that the *Pfandbrief* creditor's preferential claim must be guaranteed in the event of bankruptcy. Furthermore, there are provisions that govern the legal structuring of the cover assets, the composition and management of the cover pool and, for mortgage *Pfandbriefe*, the establishment of the lending value.

A mortgage bank must ensure that sufficient cover is available at all times, so that the principal and interest payments from the loans included in the public-sector and mortgage cover pools match, or even better, exceed the principal and interest payments due to the *Pfandbrief* creditors. All cover assets are held on trust by a trustee who is appointed by the Federal Financial Supervisory Authority (BAFin). Any disposal of a cover asset by a mortgage bank requires the trustee's prior approval.

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Experience has shown that the provisions of the German Mortgage Bank Act constitute a suitable basis for the supervision of the mortgage banks' business activities.

**Amendment of the German Mortgage Bank Act (HBG) as of July 1, 2002**

**A) A wider range of business activities**

**A1.) Expansion of mortgage lending activities**
Following the amendment of the German Mortgage Bank Act (HBG), German mortgage banks are now allowed to expand their non-cover business activities in the area of mortgage lending to the non-European G7 countries (United States, Canada, Japan). The total volume of these transactions, plus the total volume of mortgage loans granted to the Central European full member states of the OECD (i.e. Hungary, Czech Republic, Slovakia and Poland) is limited to five times the liable own capital (Section 5 (1) (2b) of the German Mortgage Bank Act), Japan limited to three times the liable own capital.

**A2.) Expansion of public-sector lending activities**
Public-sector loans that are eligible for cover may now be extended to central governments, regional governments and local authorities in Switzerland, the United States, Canada and Japan. In addition to this, loans to the central governments of other European full member states of the OECD (i.e. Poland, the Czech Republic, Slovakia and Hungary) may now also be funded through the issuance of public-sector Pfandbriefe (Section 5 (1) (1) (a) and 5 (1) (1) (c) of the German Mortgage Bank Act).

The previously permitted range of public-sector cover transactions in EU member states and contracting states to the Agreement of the European Economic Area (EEA) was also expanded. It is now possible to grant public-sector loans to non-profit administrative organizations, which are subordinated to the central governments, regional

Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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governments or local authorities in these countries (Section 5 (1) (1) (d) of the German Mortgage Bank Act).

**B) Inclusion of derivatives in the cover pool**

For the first time, the derivative transactions entered into by German mortgage banks have been put on a legal basis. Pursuant to Section 5 (1) (4a) of the German Mortgage Bank Act German mortgage banks are now in principle entitled to enter into derivative transactions. In addition to this, the mortgage banks have the possibility of including derivatives in their Pfandbrief cover pools as ordinary cover (Section 6 (6) of the German Mortgage Bank Act).

An English translation of the German Mortgage Bank Act (HBG) can be retrieved from the website of the **Association of German Mortgage Banks www.hypverband.de**.

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## Bonds & Notes

Jumbos / Globals and their Increases
Amounts in EUR m Status: 10.03.2005

| | Increases | | | | | | | Ratings | |
|---|---|---|---|---|---|---|---|---|---|
| Security no | by | on | Issuing volume | Coupon | Maturity | Issue Date | Market makers | S&P/ Moody's | Fitch |
| 257 374 | 2.512 | 05/00 | 3,023 | 5,250 | 05/07/05 | 17/06/97 | 2/5/6/7/15/18 | AAA/Aa1 | AAA |
| 257 298 | | | 767 | 6,500 | 17/11/05 | 02/11/95 | 1-5 | AAA/Aa1 | AAA |
| 257 488 | | | 2,000 | 4,250 | 27/01/06 | 28/01/02 | 1-3/6/7/9/13/18/23/24 | AAA/Aa1 | AAA |
| 257 427 | 1.000 | 04/03 | 2,000 | 3,500 | 17/02/06 | 11/02/99 | 1-3/5/6/8/10/12/14-16 | AAA/Aa1 | AAA |
| 257 412 | 233 | 07/01 | 1,000 | 4,750 | 29/06/06 | 22/06/98 | 1-3/5/6/11-13 | AAA/Aa1 | AAA |
| A0A C5V | 500 | 05/04 | 2,500 | 2,75 | 21/11/06 | 21/01/04 | 1-6/8/13/14/18/24/26 | AAA/Aa1 | AAA |
| 257 359 | 2.506 | 03/00 | 3,017 | 5,500 | 20/02/07 | 13/02/97 | 1/4/5/6/8 | AAA/Aa1 | AAA |
| 802 308 | 250 | 08/04 | 2,500 | 2,750 | 25/07/07 | 14/07/03 | 1-6/13-15/18/25/26 | AAA/Aa1 | AAA |
| 257 402 | 511 | 03/98 | 1,023 | 5,250 | 22/01/08 | 15/01/98 | 1/2/4/5/7/10 | AAA/Aa1 | AAA |
| HBE 0BQ | | | 1,500 | 2,750 | 11/03/08 | 11/03/05 | 1/6/18/27 | AAA/Aa1 | AAA |
| A0A 71Z | | | 1,000 | 3,25 | 19/05/08 | 18/05/04 | 3/15/25/28 | AAA/Aa1 | AAA |
| A0A Y3F | | | 2,000 | 3,000 | 17/06/08 | 10/03/04 | 1-3/5/6/13-15/18/25-27 | AAA/Aa1 | AAA |
| 257 414 | | | 767 | 4,750 | 11/08/08 | 04/08/98 | 1/4/11/13/14/20 | AAA/Aa1 | AAA |
| 169 713 | | | 2,200 | 3,500 | 26/09/08 | 17/09/03 | 1-6/13-15/18/25/26 | AAA/Aa1 | AAA |
| 257 424 | | | 2,000 | 4,000 | 19/01/09 | 11/01/99 | 1-3/5/6/8/10/11/14/20 | AAA/Aa1 | AAA |
| 257 433 | | | 2,000 | 4,250 | 06/07/09 | 11/05/99 | 1-6/10/11/23 | AAA/Aa1 | AAA |
| HBE 0AJ | | | 2,000 | 3,25 | 17/11/09 | 17/11/04 | 1/5/18/26 | AAA/Aa1 | AAA |

Bonds & Notes - Jumbos / Globals and their Increases - Amounts in EUR m Status: 30.09.2004 Seite 2 von 2

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 257 461 | 5,000 | 5,250 | 17/01/11 | 15/01/01 | 1-11/14/15/17/18 | AAA/Aa1 | AAA |

1=Commerzbank, 2=HypoVereinsbank, 3=DZ Bank, 4=HSBC, 5=Dresdner Kleinwort Benson, 6=Deutsche Morgan Grenfell, 7=Salomon Brothers, 8=ABN AMRO Bank, 9=Société Générale, 10=Westdeutsche Landesbank, 11=Goldman Sachs, 12=Landesbank Sachsen, 13=Merrill Lynch, 14=Morgan Stanley, 15=CDC Ixis, 16=Bank- gesellschaft Berlin, 17=SGZ-Bank, 18=Barclays Bank, 19=Norddeutsche Landesbank, 20=Lehman Brothers, 22=Bayerische Landesbank, 23 =Paribas 24 =Credit Agricole Indosuez, 25=LB Baden-Württemberg, 26=CSFB, 27=Citigroup Global Markets Limited Zweigniederlassung Deutschland, 28=CALYON Corporate and Investment Bank


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Bonds & Notes

## Essen Hyp EUR 20,000,000,000 Debt Issuance Program (DIP)

Essen Hyp's €20bn Debt Issuance Program, which was launched on May 28, 1998 and increased to €20bn in July 2002, aims to facilitate Essen Hyp's funding on the international capital markets.

The main intention of this Program is to provide structured financing transactions. However, any underlying risk exposure of a structured deal must be hedged against. In general, the required swap will be entered into with the dealer proposing the transaction. As a rule, each swap counterparty must have a minimum rating of AA- (S&P).

Jumbo *Pfandbriefe*, Global public-sector *Pfandbriefe* and similar benchmarks are launched outside the DIP.

The Program allows international fund-raising in almost any currency by means of a syndicated or non-syndicated, public or private placement. Funding proceeds are swapped back into EURIBOR. Pursuant to the German Mortgage Bank Act, Essen Hyp as a mortgage bank is not allowed to run any currency risks.

Maturities under this Progam can reach up to 30 years, depending on the type of transaction. There is no specific maturity target.

*Notes, including public-sector Pfandbriefe, may be issued in bearer or* registered form. Depending on the agreement between issuer and dealer, Notes can be launched as Fixed Rate Notes, Floating Rate Notes, Indexed Notes, Dual Currency Notes or Zero Coupon Notes. The minimum volume per drawing is €5m.

Essen Hyp's DIP is listed on the Luxembourg stock exchange. The terms and conditions of the DIP also provide for a listing of bearer notes (including public-sector *Pfandbriefe*) on the Düsseldorf stock exchange, or any other stock exchange. Registered Notes (including public-sector *Pfandbriefe*) are not listed on any stock exchange.

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**Interest Rate Forecast Meeting**

The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

| | Standard & Poor's | Moody's |
|---|---|---|
| Public-sector *Pfandbriefe* | AAA | Aaa |
| Senior Unsecured Debt | BBB+ | A2 |
| Subordinated Debt | BBB | A3 |

**The Program is governed by German Law.**

Our Debt Issuance Program has been arranged by Commerzbank and Merrill Lynch International. The dealers are ABN AMRO, Barclays Capital, Calyon, Citigroup, Commerzbank, Deutsche Bank, Goldman Sachs International, HSBC Trinkaus & Burkhardt, Lehman Brothers, Merrill Lynch International, Morgan Stanley, UBS Warburg and SG Investment Banking. The Program allows for reverse inquiry. Bids are welcome.

For further information please contact our Treasury Department or look at our latest » Information Memorandum.

Günter Pless
Senior Vice President
Global Head of Treasury
Tel.: +49 201 8135-360
E-mail:
Guenter.Pless@essenhyp.com

Stefan Zander
Tel.: +49 201 8135-353
E-mail:
Stefan.Zander@essenhyp.com

Fax Treasury: +49 201 8135-399



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## Bonds & Notes

Essen Hyp EUR 5,000,000,000 Commercial Paper Program

Following the launch of its €5bn Commercial Paper Program in December 1998, Essen Hyp has been able to issue short-term notes since the beginning of 1999.

Essen Hyp actively uses this Program in order to ensure flexible funding at low cost.

The Program allows drawings in EUR and any other internationally recognized currencies, as agreed between Essen Hyp and the dealer(s). The Notes that are issued under the Program must have a maturity of not less than two days. Clearing can be made through Euro Clear and Clearstream Banking. In accordance with the existing legal and regulatory requirements, the maximum maturity in both cases is two years less one day. The minimum amount of the Notes is €2.5m. There is no issuance of Definitive Notes under this Program.

One of the special features of the Program is that it allows for the issuance of

- Fixed-Rate Notes or
- Floating Rate Notes or
- Discounted Notes

all of which may be listed on a German stock exchange. The Notes may be deposited with the European Central Bank as Tier I securities.

Unless otherwise agreed, Floating Rate Notes under the Program have a maturity of at least six months and a minimum period of three months between two interest payment dates. Unless otherwise agreed, the EURIBOR is taken as the reference rate.

The Program itself is listed on the official market of the Düsseldorf stock

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exchange. Individual Notes may be listed with official quotations on the Düsseldorf stock exchange, or on any other stock exchange. However, Notes to be listed must have a minimum maturity of three months.

The Program offers a high degree of flexibility for both the dealer(s) and the issuer. Further day-to-day dealers are welcome.

Rating: Standard & Poors's: A-2 (Standard & Poor's)
P-1 (Moody's)

Arranger:
Commerzbank AG

Frequent dealers:
Commerzbank AG, Deutsche Bank AG, Barclays London

Day-to-day dealer:
Calyon, Paris; Citigroup, London; Dresdner; DZBank, FFM; Goldman Sachs, London; Ixis Corp & Inv. Bank, FFM; JP Morgan Chase, London; Lehman Brothers, London; SEB, Frankfurt.

The Program is a supplement to Essen Hyp's Debt Issuance Program, which was signed in May 1998 and increased to €20bn in July 2002.

For further information please contact Essen Hyp's Money Market Desk:

**Heidi Riedel**
Deputy Head of Treasury
Tel.: +49 201 8135-365
E-mail: Heidi.Riedel@essenhyp.com

Fax Treasury: +49 201 8135-399

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## Bonds & Notes

Bloomberg / Reuters

**Bloomberg**

Company description (1008Z GR <Equity> DES <GO>)

Management profile (1008Z GR <Equity> MGMT <GO>)

Company description (1008Z GR HYPO <GO>)

**Reuters Dealing**

HYES

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## Financial Reports

Annual Reports / Interim Reports

On this site you will find all the relevant facts and figures of the Hypothekenbank in Essen AG. Our annual reports include, for instance, the balance sheet, the profit and loss account and the operating result of the corresponding year. You will also find the management report with much additional information concerning the general economic situation, the bank, its work and its projects. For current information please refer to our Interim Reports of the present year.

- **Annual Report 2004 (English version) pdf**
- **Annual Report 2004 (German version) pdf**

- **Annual Report 2003 (English version) pdf**
- **Press Release Annual Report 2003 (English version) pdf**

- **Annual Report 2002 (English version) pdf**
- **Press Release Annual Report (English version) pdf**

- **Annual Report 2001 (English version) pdf**
- **Press Release Annual Report (English version) pdf**

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## Financial Reports

Financial Calendar 2005/2006

**Key Dates 2005**

| | |
|---|---|
| May 2005 | Publication of the English version of our 2004 Annual Report |
| Mid-August 2005 | Interim Report as of June 30, 2005 |
| Mid-November 2005 | Interim Report as of September 30, 2005 |

**Key Dates 2006**

| | |
|---|---|
| March 23, 2006 | Annual General Meeting and (Supervisory Board) Meeting on the 2005 Annual Accounts |
| March 24, 2006 | Press Conference on the 2005 Annual Accounts and publication of the German version of our 2005 Annual Report |
| May 2006 | Publication of the English version of our 2005 Annual Report |
| Mid-August 2006 | Interim Report as of June 30, 2006 |
| Mid-November 2006 | Interim Report as of September 30, 2006 |

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## Order Service

These items are available:

- [ ] Annual Report 2004 English **(Download as PDF)**

- [ ] Annual Report 2003 English **(Download as PDF)**
- [ ] Annual Report 2003 German **(Download as PDF)**

- [ ] Annual Report 2002 English **(Download as PDF)**
- [ ] Annual Report 2002 German **(Download as PDF)**

- [ ] Annual Report 2001 English **(Download as PDF)**
- [ ] Annual Report 2001 German **(Download as PDF)**

- [ ] Annual Report 2000 English **(Download as PDF)**
- [ ] Annual Report 2000 German **(Download as PDF)**

Please forward this order to:

Surname* ____

First name* ____

Street* ____

Town* ____

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## International Real Estate Finance

### Europe and North America

Whether office buildings or shopping malls – real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business. Developing successful strategies that ensure maximum planning security requires the expertise of specialists. And these specialists are at your disposal at Hypothekenbank in Essen AG (Essen Hyp) – because our real estate markets are global.

Bringing in their knowledge of the individual countries and real estate market segments, our experts from various departments will, together with you, work out a tailored and innovative financing structure for your project – for existing properties and future investments alike. Available options include loan volumes from ten million euros (or the equivalent amount in foreign currencies) to several hundred million euros, terms of up to 10 years or more, fixed or floating interest rates. Essen Hyp participates in loan syndicates, but is also prepared to act as a stand-alone lender. We will accompany your project right from the start. Further to our expertise, we offer you a committed team and competitive loan terms: as a mortgage bank, Essen Hyp is entitled to issue *Pfandbriefe* and thus *benefits from excellent funding opportunities.*

**Your partner for international real estate projects.**
In addition to mortgage lending in Germany, our core activity is the granting of loans on the West European and North American real estate markets, mainly concentrating on Great Britain, France, Belgium, the Netherlands, Spain, Switzerland, the United States and Canada. Essen Hyp is thus active on the world's most important real estate markets.

**Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"**



Morrison Street,
Edinburgh, Scotland

"The Exchange" is an up-and-coming office district in the center of Edinburgh. Essen Hyp participates in the financing of a state-of-the-art administrative building with a total office area of 50,000 sqm. The project was completed in 2001.

We are particularly interested in properties that benefit from a good location in major West European and North American cities. By providing the necessary funds and developing loan structures that are tailored to the borrowers' specific requirements, we make an active contribution to the successful realization of each individual transaction. In addition to this, we are also prepared to support regional real estate projects.

Capable of dealing with selected projects.
The properties that interest us most are office buildings, logistics centers, shopping malls (provided that they are located in the catchment area of major cities and benefit from low vacancy rates) and multi-tenant residential properties. A particular focus is on existing properties that are fully let under long-term leases and to tenants of good standing. Our customers include leading national investors as well as well-known international borrowers who are active on international, national or regional real estate markets.



Arc de Seine, Paris

This office building in whose financing Essen Hyp is involved is located south west of the city center of Paris. It was completed in 2001 and offers a total floor area of 45,151 sqm.

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## International Real Estate Finance

Borrower-specific financing structures

**Borrower-specific financing structures.**
Essen Hyp's international mortgage lending activities are bundled at our International Property Financing Desk. Our committed and efficient team will advice you of all relevant facts and decisions within a short period of time, so that you can put your plans into practice without delay. A basic decision will be made within a few days after receiving an enquiry for a loan. Having obtained and reviewed all documents needed for decision-making, we will issue an irrevocable lending commitment within a period of time agreed with you. The entire financing transaction – from counseling via loan commitment and disbursement to full redemption – will be accompanied by one particular internal expert who is familiar with all project-specific requirements and will always be at your disposal.

We are currently expanding our network of international representative offices so that you can additionally benefit from local contact partners. Establishing and maintaining fruitful and long-lasting customer relations always is the main objective of our efforts.

**Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"**



City Point, London

With 37 floors, the City Point Tower is the second highest building in the City of London, benefiting from an excellent location. Essen Hyp participates as a syndicate partner in the financing of this property which was reopened in 1998. The building offers a total office area of 54,000 sqm, retail units totaling 4,700 sqm and storage space of 8,200 sqm.


Milton & Shire, London

Built in 1996, this office building is located on the northern edge of the City of London. Essen Hyp arranged the financing of an effective floor area totaling 42,500 sqm, with offices accounting for 39,800 sqm of this figure.


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## International Real Estate Finance

Specialist knowledge

**Quality is the key to success.**
We see our task in providing you with specialist knowledge to ensure the long-term success of your project. Our credit decision is based on the in-depth analysis and evaluation of all risks that are inherent in a transaction. Important factors to be looked at are the state of the property, location, investment profitability and tenant credit quality. Each property to be financed is appraised by our internal appraisers or by external specialists who are based in the region concerned and have to give evidence of their qualification and their experience with regard to the respective property type. The question as to whether a property can be used for multiple purposes and the cash flows from rental income are the most important parameters in our project analyses. We are only prepared to accept a loan transaction if our analysis comes to the conclusion that the project meets our high requirements for profitability and safety and that the risks are calculable over the long term.

The standard securities we require for providing a loan include a first-ranking mortgage over the property, the assignment of rental income and insurance proceeds and, in certain cases, additional securities to be agreed individually.

**Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"**


Long Acre, London

In Central London, a few steps from the famous Covent Garden, Essen Hyp participates as a syndicate partner in the financing of an office building (total office area of 18,000 sqm), which will be fully restored by 2003. All offices will allow a flexible room shaping and design, thus meeting the needs of first-class companies with specific requirements.

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International Real Estate Finance

## Contacts

▷ Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"

**Thomas Link** has been working as an attorney in the international real estate business for several years. Based on this expertise, he is tasked with the systematic project analysis and smooth handling of transactions. As Relationship Manager, he maintains close contact with customers and partners, as well as with external law firms and appraisers. In order to ensure a functioning workflow he acts as the intermediary between all parties involved in the loan process.



▷ **Thomas Link**

**Jean Barden** has been working as a real estate banker for over 20 years in New York. She began her career at Chemical Bank as head of the Real Estate Syndication Department. Prior to joining Essen Hyp she was the Senior Syndication Officer at PB Capital, formerly BHF. As General Manager of the Representative Office in New York, her responsibilities include generating new mortgage lending opportunities in North America and Canada, as well as building and maintaining close relationships with our clients and broker partners.



▷ **Jean Barden**

**Rainer Polenz** has been living and working in London for more than 20 years. In his function as the Head of Department of a German bank, he gained a deep understanding of the UK real estate market. Mr. Polenz now heads Essen Hyp's UK representative office. He is in charge of customer relations and product marketing, establishing and maintaining close

contacts with the national and international banks that are active on the UK real estate market. In addition, he monitors the development of the projects in which Essen Hyp is involved.



▷ Rainer Polenz

**Assem El Alami** worked as an attorney in Berlin before being employed as an in-house counsel by a German mortgage bank. He made a substantial contribution to the setting up of the bank's international financing business. Having been appointed head of the bank's representative office in Paris, he assumed responsibility for real estate financing in France and Spain. Now with Essen Hyp, he heads our bank's representative office and is our specialist for the French real estate market.



▷ Assem El Alami

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Company

## Success needs far-sightedness

Success needs far-sightedness - guided by this motto, Hypothekenbank in Essen AG, which was founded in 1987, has become one of the leading mortgage banks in Germany within just one decade. The bank's business activities basically rest on two pillars: the granting of public-sector and mortgage loans. Our mortgage lending activities range from the extension of retail loans to finance detached or semi-detached houses or owned flats in Germany to the financing of large commercial properties on the domestic market, as well as abroad. To refinance these lending activities Essen Hyp is active on the national and international capital markets. In this context, one of our key objectives is to increase the popularity of our most important funding instrument, the Pfandbrief, with national and international investors. The fact that we have been awarded excellent ratings from the three leading rating agencies is just one proof of the quality of our work. Essen Hyp's most important shareholder is the Commerzbank AG.

You can find more detailed information on our bank, its management and its business activities on the following pages. Should you have any further questions please feel free to **contact** us and we will be happy to provide you with any information you require.

▷ 15 Years of Hypothekenbank in Essen AG

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## Investor relations

### Corporate Governance Code of Hypothekenbank in Essen AG

The German Corporate Governance Code Commission set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The shares of Essen Hyp are not listed on a stock exchange. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp

Nevertheless, and in view of maximum transparency, Essen Hyp expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Essen Hyp complies with most of the requirements set out in the German Corporate Governance Code. Given that Essen Hyp's shares are not listed on a stock exchange and that the bank is thus not in a position to satisfy those requirements of the Code that are mandatory for listed companies, the bank does not expressly state which recommendations of the Corporate Governance Code are not complied with for this reason.

▷ **Declaration of Compliance with the German Corporate Governance Code** (PDF)
▷ **Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft** (PDF)

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**Declaration of Compliance with the German Corporate Governance Code pursuant to Section 161 of the German Stock Corporation Act (*AktG*)**

Preliminary remark: The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, the Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This explains why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft complies with the recommendations of the German Governance Code Commission, announced in the official section of the electronic Federal Gazette (*Bundesanzeiger*) on May 21, 2003, except for those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not produce consolidated accounts, and except also for the following recommendations:

Pursuant to Section 2.3.2 the bank shall inform all domestic and foreign shareholders, shareholders' associations and financial services' providers, who, in the preceding 12 months, have requested such notification, of the convening of the General Meeting, and shall provide them with the convention documents upon request, also using electronic channels. The shares of Hypothekenbank in Essen Aktiengesellschaft are not listed on a stock exchange. Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: the Commerzbank Aktiengesellschaft and the Schuppli Group. All shareholders are known to the bank. This is why Essen Hyp makes use of the simplifications as regards the invitation to and convening of General Meetings laid down in the German Stock Corporation Act (*AktG*). Thus, Essen Hyp does not announce its General Meetings externally, e.g. in the Federal Gazette (*Bundesanzeiger*), and, contrary to the provisions laid down in Section 2.3.1, the agenda and the reports and documents required for the General Meeting are not published on Essen Hyp's company website.

Given that both shareholders are represented in the Supervisory Board and in the Presiding Committee as the committee responsible for the employment contracts of the members of the Board of Managing Directors, the Supervisory Board does not discuss and review the structure of the Board's compensation system as laid down in Section 4.2.2.

Contrary to Section 4.2.4 the information and figures on the compensation of the members of the Board of Managing Directors are not individualized.

Pursuant to Section 5.3.2 the Supervisory Board shall set up an Audit Committee which, in particular, handles issues of accounting and risk management. Given that the Supervisory Board of Essen Hyp is composed of not more than 6 members, the Board refrained from setting up such an Audit Committee. Risk management issues are the responsibility of the Risk Committee of the Supervisory Board, which also deals with the bank's market, liquidity, credit, counterparty and operational risks, as well as with any other risks that do not belong to any of the mentioned risk categories. Issues relating to the annual audit are addressed by the Supervisory Board itself.

Due to our bank's shareholder structure we have refrained from specifying an age limit within the meaning of Section 5.4.1.

Contrary to Section 5.4.5 the information and figures on the compensation of the members of the Supervisory Board are not individualized.

Given that all shareholders carrying voting rights are directly or indirectly represented in the Supervisory Board, conflicts of interest are dealt with exclusively within the Supervisory Board in accordance with Section 5.5.2. Contrary to Section 5.5.3 the General Meeting is not informed about such conflicts of interest.

Given that no shares of Essen Hyp are in free flow or listed on a stock exchange, and that the bank does not have any stock option programs or comparable incentives in place, the provisions laid down in Sections 4.2.3, 6.6 and 7.1.3 of the German Corporate Governance Code are not relevant to Essen Hyp.

As long as Hypothekenbank in Essen Aktiengesellschaft compiles its Annual Accounts in accordance with the provisions of the German Commercial Code (*HGB*), it will not pass information to third parties by means of Annual Reports or Interim Reports compiled in accordance with the International Accounting Standards (IAS), as stipulated in Section 7.1.1. Apart from the Annual Accounts and Interim Reports, the two shareholder groups of the company receive additional information during the Supervisory Board meetings, so that the above reports are not the only source of information available to them.

Essen, March 17, 2005

The Board of Managing Directors The Supervisory Board

# Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft, Essen

## 1 Preamble

### 1.1 Implementation of the German Corporate Governance Code.

The German Corporate Governance Code Commission (the "Code Commission") set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The German Corporate Governance Code contains the following three elements:

- a presentation of applicable law
- recommendations of the Code Commission regarding the management and supervision of companies
- suggestions

This Code of best practice, as amended on May 21, 2003, has been officially published by the Federal Ministry of Justice, and is complemented by a provision in the German Stock Corporation Act (*AktG*) pursuant to which the Board of Managing Directors and the Supervisory Board of listed stock corporations (*Aktiengesellschaften*) are required to declare every year whether these recommendations were complied with and which recommendations were not applied (the "comply-or-explain declaration").

The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft (hereinafter referred to as the "Code") complies with the requirements set out in the German Corporate Governance Code, except from those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not set up consolidated accounts.

The Code clarifies the rights of shareholders who provide Essen Hyp with the necessary equity capital and bear the entrepreneurial risk. At the same time, it presents the rules set out in the Articles of Association and the rules of procedure for the Supervisory Board and the Board of Managing Directors.

## 1.2 Board system of Hypothekenbank in Essen Aktiengesellschaft

A dual board system is prescribed by law for Hypothekenbank in Essen Aktiengesellschaft as a German stock corporation.

The Board of Managing Directors is responsible for managing the company. Its members are jointly accountable for the management of the company, whereby the individual members are responsible for the areas assigned to them within the framework of Board resolutions. The chairman of the Board of Managing Directors co-ordinates the work of the Board members. Subject to certain legal provisions, such as Section 15 of the German Banking Act (*KWG*), Board resolutions are passed with the majority of votes cast.

The Supervisory Board appoints, supervises and advises the members of the Board of Managing Directors and is directly involved in decisions of fundamental importance to the company. The chairman of the Supervisory Board co-ordinates the work of the Supervisory Board.

Two thirds of the members of the Supervisory Board are elected by the shareholders at the General Meeting. The two remaining members of the Supervisory Board are staff representatives who are elected by the bank's employees at a secret ballot. The chairman of the Supervisory Board is appointed by the Commerzbank Aktiengesellschaft, being the majority shareholder. His deputy is appointed by the minority shareholder. Subject to certain legal provisions, Supervisory Board resolutions are passed with the majority of votes cast. In the case of a tie – also at elections – the chairman of the meeting has the casting vote. Both, the representatives elected by the shareholders and the staff representatives are obliged to act in the company's best interests.

The company's accounting follows the 'true and fair view' principle and presents a view of the company's net assets, financial position and earnings situation that corresponds to the actual circumstances.

As a rule this Code will be reviewed and, if necessary, adjusted once a year in the light of national and international developments and changes within the company.

## 2 Shareholders and General Meeting

### 2.1 Shareholders

2.1.1 Shareholders exercise their rights at the General Meeting and vote there.

2.1.2 Each share carries one vote. There are no shares with multiple voting rights, preferential voting rights (golden shares) or maximum voting rights.

### 2.2 General Meeting

2.2.1 The Board of Managing Directors submits the Annual Financial Statements to the General Meeting. The General Meeting decides on the appropriation of profit and the discharge of the acts of the Board of Managing Directors and of the Supervisory Board. It also elects the shareholders' representatives to the Supervisory Board and the auditors.

Furthermore, the General Meeting decides on the Articles of Association, the object of the company, amendments to the Articles of Association and essential corporate measures such as, in particular, inter-company agreements and transformations and the issuance of new shares, convertible bonds, bonds with warrants and profit-sharing certificates, or it authorizes the Board of Managing Directors to issue them with the approval of the Supervisory Board. In addition, the General Meeting decides on the authorization to purchase own shares.

2.2.2 When new shares are issued, shareholders shall have a subscription right reflecting their respective share of the equity capital, unless the General Meeting decides otherwise.

2.2.3 Each shareholder is entitled to participate in the General Meeting, to take the floor on matters on the agenda and to submit materially relevant questions and proposals.

2.2.4 The chairman of the General Meeting shall ensure that the meeting runs smoothly.

### 2.3 Invitation to the General Meeting, Proxies

2.3.1 The Board of Managing Directors shall convene the General Meeting at least once a year, giving details of the agenda. A quorum of shareholders is entitled to require that a General Meeting be convened and the agenda extended. The Board of Managing Directors shall not only make available the reports and documents that are required by law for the General Meeting, including the Annual Report, during the meeting itself, but also send them to the shareholders on request.

2.3.2 The bank facilitates the personal exercising of shareholders' rights and also assists the shareholders in the use of proxies. The Board of Managing Directors arranges for the appointment of a representative to exercise shareholders' voting rights in accordance with their instructions.

## 3 Co-operation between the Board of Managing Directors and the Supervisory Board

3.1 The Board of Managing Directors and the Supervisory Board shall co-operate closely to the benefit of the company.

3.2 The Board of Managing Directors co-ordinates the bank's business strategy with the Supervisory Board and discusses the current state of strategy implementation with the Supervisory Board at regular intervals.

3.3 Pursuant to specific provisions set out in the Articles of Association, by the Supervisory Board and in the German Banking Act (*KWG*), transactions of fundamental importance require the approval of the Supervisory Board. These transactions include decisions or measures which fundamentally alter the company's asset, financial or earnings situation, as well as fundamental credit decisions.

3.4 Providing the Supervisory Board with sufficient information is the joint responsibility of the Board of Managing Directors and the Supervisory Board.

The Board of Managing Directors shall inform the Supervisory Board regularly, without delay and comprehensively, about all issues that are relevant to Essen Hyp with regard to planning, business development, the risk situation and risk management. The Board of Managing Directors reports on deviations of the actual plans from previously formulated targets, indicating the reasons for these deviations.

The Supervisory Board specifies the information and reporting duties of the Board of Managing Directors. The reports of the Board of Managing Directors to the Supervisory Board are, as a rule, to be submitted in writing. Documents required for decision-making such as, in particular, the Annual Financial Statements and the Auditors' Report are, to the extent possible, forwarded to the members of the Supervisory Board in due time prior to the meeting.

3.5 Good corporate governance requires an open dialogue between the Board of Managing Directors and the Supervisory Board, as well as amongst the members within the Board of Managing Directors and the Supervisory Board. The strict observance of confidentiality is of paramount importance for this.

All Board members shall ensure that the staff members they employ also comply with the obligation to maintain confidentiality.

3.6 As necessary, the Supervisory Board meets without the Board of Managing Directors.

3.7 In the event of a takeover bid, the Board of Managing Directors and the Supervisory Board of the bank as the target company must submit a statement of their reasoned position so that the shareholders can make an informed decision on the bid.

After the announcement of a takeover bid, the Board of Managing Directors may not take any actions outside the ordinary course of business that could prevent the success of the bid unless the Board of Managing Directors has been authorized by the General Meeting, or the Supervisory Board has given its approval. In making their decisions, the Board of Managing Directors and the Supervisory Board are obliged to act in the best interests of the shareholders and of the company.

3.8 The members of the Board of Managing Directors and the Supervisory Board shall comply with the rules of proper corporate management. If they violate the due care and diligence of a prudent and conscientious member of the Board of Managing Directors or the Supervisory Board, they are liable to the bank for damages.

The bank has taken out a directors' and officers' liability insurance (D&O insurance) policy for the Board of Managing Directors and the Supervisory Board, placed through the majority shareholder, the Commerzbank Aktiengesellschaft. A suitable deductible has been agreed for both the members of the Board of Managing Directors and the members of the Supervisory Board.

3.9 Pursuant to Section 15 of the German Banking Act (*KWG*) the extension of loans from the company to members of the Board of Managing Directors or the Supervisory Board or their relatives (spouses and children who are still minors) requires the unanimous approval of the Board of Managing Directors, as well as the prior consent of the Supervisory Board.

3.10 The Board of Managing Directors and the Supervisory Board shall report in each year's Annual Report on the company's Corporate Governance. This includes the explanation of possible deviations from the recommendations of the German Corporate Governance Code.

## 4 The Board of Managing Directors

### 4.1 Tasks and Responsibilities

4.1.1 The Board of Managing Directors is responsible for independently managing the company. In doing so, it is obliged to act in the company's best interests and undertakes to increase the sustainable value of the company.

4.1.2 The Board of Managing Directors develops the company's strategy, co-ordinates it with the Supervisory Board and ensures its implementation.

4.1.3 The Board of Managing Directors shall ensure that all provisions set out by law are complied with.

4.1.4 The Board of Managing Directors ensures appropriate risk management and risk controlling within the company.

## 4.2 Composition and Compensation

4.2.1 The Board of Managing Directors is composed of several persons and has a chairman. Rules of procedure, which require the approval of the Supervisory Board, govern co-operation within the Board of Managing Directors. The Board of Managing Directors co-operates on a basis of trust with the bank's other bodies and the employee representatives to the benefit of the company.

4.2.2 The compensation of the members of the Board of Managing Directors is fixed by the Presiding Committee of the Supervisory Board at an appropriate amount, based on a performance assessment. Criteria for determining the appropriateness of the compensation are, in particular, the tasks of the respective Board member, his personal performance, the performance of the Board of Managing Directors as a whole, the economic situation, and the performance and future prospects of the bank, taking into account its competitors.

4.2.3 The overall compensation of the members of the Board of Managing Directors is composed of a fixed salary and variable elements. The variable part of the compensation includes result- and performance-linked components and is based on the achievement of the bank's business success, the results of the business segments for which the respective Board member is responsible, and his individual performance. All compensation components must be appropriate, both individually and in total.

4.2.4 The compensation of the members of the Board of Managing Directors is reported in the Notes to the Annual Accounts, broken down into fixed salary and variable components, each in a single sum.

## 4.3 Conflicts of Interest

4.3.1 During their employment with Essen Hyp, the members of the Board of Managing Directors are subject to a comprehensive non-competition obligation.

4.3.2 In connection with their work, the members of the Board of Managing Directors and employees may neither demand nor accept from third parties payments or other benefits for themselves or for any other person, nor grant unlawful advantages to third parties.

4.3.3 The members of the Board of Managing Directors are bound by the company's best interests. No member of the Board of Managing Directors will pursue personal interests in his decisions, or use business opportunities intended for Essen Hyp for himself.

4.3.4 Each member of the Board of Managing Directors must disclose conflicts of interest to the Supervisory Board without delay and inform the other members of the Board of Managing Directors. All transactions between the company and the members of the Board of Managing Directors, persons they are closely related to or companies they have a personal association with must meet the standards that are customary in the sector. Important transactions require the approval of the Supervisory Board or the Committee responsible according to the rules of procedure of the Supervisory Board.

4.3.5 Sideline activities of the members of the Board of Managing Directors, especially Supervisory Board mandates outside the company, are subject to the approval of the Supervisory Board.

## 5 The Supervisory Board

### 5.1 Tasks and Responsibilities

5.1.1 The task of the Supervisory Board is to provide continuous advice to and to monitor the work of the Board of Managing Directors in the management of the company. The Supervisory Board must be involved in all decisions that are of fundamental importance to the company.

5.1.2 The Supervisory Board appoints and dismisses the members of the Board of Managing Directors. Together with the Board of Managing Directors, the Presiding Committee of the Supervisory Board ensures that there is long-term successor planning. The Supervisory Board has delegated the preparations for the appointment of members to the Board of Managing Directors to the Presiding Committee, which also lays down the conditions of the employment contracts, including compensation.

A re-appointment prior to one year before the end of the appointment period with a simultaneous termination of the current appointment may only take place under special circumstances. For members of the Board of Managing Directors there is a fixed age limit of 65 years.

5.1.3 The Supervisory Board has issued rules of procedure.

## 5.2 Tasks and Powers of the Chairman of the Supervisory Board

The chairman of the Supervisory Board co-ordinates the work within the Supervisory Board and chairs its meetings.

The chairman of the Supervisory Board also chairs the Presiding Committee which, inter alia, deals with the employment contracts of the members of the Board of Managing Directors.

The chairman of the Supervisory Board maintains close contact with the Board of Managing Directors, and with the chairman in particular, in order to discuss the strategy, business development and risk management of the company. The chairman of the Supervisory Board shall, without delay, be informed by the chairman of the Board of Managing Directors of any events material for the assessment of the company's situation and development, or for the management of the company. The chairman of the Supervisory Board shall then inform the Supervisory Board and, as necessary, convene an extraordinary meeting of the Supervisory Board.

## 5.3 Formation of Committees

5.3.1 Depending on the specific features of the company and the number of Supervisory Board members, the Supervisory Board has formed a Presiding Committee and a Risk Committee from within itself. These two committees serve to increase the efficiency of the Supervisory Board's work and deal with more complex issues. The chairman of each committee regularly reports to the Supervisory Board on the work of the respective committee.

5.3.2 The rules of procedure of the Supervisory Board provide for committees to make decisions in place of the Supervisory Board. The Presiding Committee prepares Supervisory Board meetings, at which personnel decisions are to be made.

5.3.3 The Supervisory Board can delegate other subjects to be handled by one or several committees. These subjects include the strategy of the company, the compensation of the members of the Board of Managing Directors, investments and financing.

## 5.4 Composition and Compensation

5.4.1 When submitting proposals for the election of Supervisory Board members, care shall be taken that the Supervisory Board, is, at all times, composed of members who, as a whole, have the required knowledge, ability and expertise to properly complete their tasks and are sufficiently independent. Furthermore, the international activities of the company and potential conflicts of interest are taken into account.

5.4.2 To ensure the Supervisory Board's independent advice and supervision of the Board of Managing Directors, not more than one former member of the Board of Managing Directors shall be a member of the Supervisory Board. Moreover, Supervisory Board members shall not hold directorships or similar positions with main competitors of the bank or provide any advisory services to them.

5.4.3 The members of the Supervisory Board shall ensure that they have sufficient time to perform their mandate. Members of the Board of Managing Directors of a listed company shall not accept more than five Supervisory Board mandates in non-group listed companies.

5.4.4 The election or re-election of all Supervisory Board members takes place at the same time, and as a rule for the longest admissible period of office. Elections to replace members are for the remaining period of office of a member of the Supervisory Board who resigns prematurely, or, if the resigning member's period of office was shorter than the regular period of office in accordance with sentence 1 of this Section, up to the end of the period of office of the other members of the Supervisory Board who have been appointed for the longest admissible period of office.

5.4.5 The compensation of the members of the Supervisory Board is specified in the Articles of Association. It is based upon the responsibilities and tasks of the members of the Supervisory Board, as well as the economic situation and performance of the company. Also taken into account are the holding of a chair or deputy chair position in the Supervisory Board, as well as the chairmanship and membership in any Supervisory Board committee.

The members of the Supervisory Board receive fixed as well as performance-related compensation. The latter is based upon the dividend payments to the bank's shareholders. .

The compensation of the members of the Supervisory Board is reported in the Notes to the Annual Accounts, broken down according to components, each in a single sum. Should, by way of exception, compensation be paid to the members of the Supervisory Board or advantages extended for services provided individually, in particular, advisory or agency services, these payments are shown separately in the Notes to the Annual Accounts.

5.4.6 If a member of the Supervisory Board has taken part in less than half of the meetings of the Supervisory Board in a financial year, this will be noted in the Report of the Supervisory Board.

## 5.5 Conflicts of Interest

5.5.1 All members of the Supervisory Board are bound to act in the company's best interests. No member of the Supervisory Board will pursue personal interests in his decisions, or use business opportunities intended for Essen Hyp for himself.

5.5.2 Each member of the Supervisory Board shall inform the chairman of the Supervisory Board of any conflicts of interest, especially those which may result from a consultant or directorship position with clients, suppliers, lenders or other business partners. If necessary, the chairman of the Supervisory Board will then have the Presiding Committee discuss the issue. The chairman of the Supervisory Board shall disclose his own conflicts of interest to the Supervisory Board or the Presiding Committee.

5.5.3 Material and not merely temporary conflicts of interest with respect to the person of a Supervisory Board member shall result in the termination of his mandate.

5.5.4 Advisory and other service agreements between a member of the Supervisory Board and the bank require the Supervisory Board's approval.

### 5.6 Examination of Efficiency

The Supervisory Board shall examine the efficiency of its activities on a regular basis.

## 6 Transparency

6.1 The Board of Managing Directors shall disclose without delay any new facts within the company's field of activity that are not known publicly if they are likely to substantially influence the price of the company's listed securities, due to their impact on the asset and financial situation or general business development.

6.2 As soon as the company becomes aware of the fact that an individual acquires, sells or by any other means exceeds or falls short of 5, 10, 25, 50 or 75% of the voting rights in the company, the Board of Managing Directors shall disclose this fact without delay.

6.3 The company's treatment of all shareholders in respect of information shall be the same. The company shall also disclose all new facts made known to financial analysts and similar addressees to its shareholders without delay.

6.4 The company shall use suitable communication media, such as the internet, to inform shareholders and investors in a prompt and uniform manner.

6.5 Any information which the company discloses abroad in compliance with applicable capital market law provisions will also be disclosed domestically without delay.

6.6 As part of the bank's regular information policy, the dates of its most important regular publications (including the Annual Report, Interim Reports, General Meeting) are published sufficiently in advance in a 'financial calendar'.

6.7 Any information on the company disclosed by Essen Hyp shall also be published on the bank's website. The website shall have a clear structure.

## 7.1 Reporting

7.1.1 Third parties receive their information through the Annual Financial Statements. During the financial year, they receive additional information in the form of interim reports that are published at the end of the second and third quarters. The Annual Financial Statements and Interim Reports are prepared according to national legislation, i.e. the provisions set out in the German Commercial Code (*HGB*), which also form the basis for taxation.

7.1.2 The Annual Financial Statements are prepared by the Board of Managing Directors and examined by the auditors and the Supervisory Board. The Annual Financial Statements shall be publicly accessible within 90 days of the end of the financial year; Interim Reports shall be publicly accessible within 45 days of the end of the reporting period.

7.1.3 The company publishes a list of third party companies in which it has a participating interest that is not of minor importance for the company. The trading portfolios of the bank, on which voting rights are not exercised, are disregarded in this context. In accordance with the German Commercial Code (*HGB*) the following information is provided in the bank's Annual Accounts: name and registered office of the company, the amount of the interest, the amount of equity and the operating result of the past financial year.

7.1.4 Notes on the relationships with shareholders who are considered 'related parties' pursuant to the applicable accounting regulations, shall be provided in the Annual Financial Statements.

## 7.2 Audit of the Annual Financial Statements

7.2.1 Prior to submitting a proposal for election, the Supervisory Board will obtain a statement from the proposed auditor stating whether, and where applicable, which professional, financial and other relationships exist between the auditor and its executive bodies and head auditors on the one hand, and the company and its Board members on the other hand, that could call its independence into question. This statement shall include the extent to which other services were performed for the company in the past year, especially in the field of consultancy, or which are contracted for the following year.

The Supervisory Board agrees with the auditor that the chairman of the Supervisory Board will be informed immediately of any grounds for disqualification or partiality occurring during the audit, unless such grounds are removed immediately.

7.2.2 The Supervisory Board shall commission the auditor to carry out the audit and conclude an agreement on the latter's fee.

7.2.3 The Supervisory Board shall arrange for the auditor to report on all facts and events of importance for the tasks of the Supervisory Board which arise during the performance of the audit.

The Supervisory Board shall arrange for the auditor to inform it and/or note in the Auditors' Report if, during the performance of the audit, the auditor comes across facts which show a misstatement by the Board of Managing Directors and Supervisory Board on the Corporate Governance Code.

7.2.4 The auditor takes part in the Supervisory Board's deliberations on the Annual Financial Statements and reports on the relevant results of the audit. He is available to answer the questions the members of the Supervisory Board may have.


ESSEN HYP

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10 Successful Years in Retrospect

| **Figures in Euro m, year-end balance *)** | **1987** | **1994** | **1995** | **1996** | **1997** | **1998** | **1999** | **2000** | **2001** | **2002** | **2003** | **2004** |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Claims outstanding:** | | | | | | | | | | | | |
| Mortgage loans | 108 | 1,295 | 1,386 | 1,565 | 1,715 | 1,827 | 1,841 | 2,271 | 3,003 | 4,290 | 5,822 | 7,258 |
| Public-sector loans | 603 | 8,282 | 13,505 | 21,675 | 29,389 | 35,873 | 39,810 | 36,097 | 36,841 | 35,870 | 34,764 | 33,102 |
| Bonds and notes **) | 31 | 976 | 2,142 | 1,022 | 2,689 | 5,918 | 10,701 | 16,493 | 24,349 | 24,286 | 25,179 | 30,588 |
| Other claims | 0 | 491 | 174 | 461 | 672 | 888 | 1,591 | 2,415 | 2,703 | 4,035 | 5,647 | 5,047 |
| **Bonds and notes issued:** | | | | | | | | | | | | |
| Mortgage *Pfandbriefe* | 39 | 869 | 977 | 1,176 | 1,219 | 1,087 | 1,078 | 1,272 | 1,305 | 1,884 | 2,703 | 4,173 |
| Public-sector *Pfandbriefe* | 819 | 8,960 | 14,160 | 21,438 | 30,077 | 38,684 | 48,379 | 47,015 | 54,519 | 50,738 | 51,477 | 52,571 |
| Other bonds and notes / other liabilities | 0 | 1,316 | 2,031 | 2,192 | 3,418 | 4,872 | 5,281 | 9,170 | 12,182 | 16,855 | 18,452 | 20,855 |
| **New lending commitments:** | | | | | | | | | | | | |
| Mortgage loans | 135 | 166 | 329 | 427 | 266 | 415 | 574 | 1,216 | 1,366 | 1,627 | 2,517 | 1,956 |
| Public-sector loans | 875 | 2,735 | 8,719 | 10,124 | 14,238 | 14,856 | 16,706 | 13,714 | 5,297 | 4,235 | 7,148 | 4,538 |
| Bonds and notes**) | 31 | 438 | 1,547 | 1,306 | 2,907 | 4,518 | 6,771 | 12,494 | 16,632 | 12,420 | 8,016 | 10,541 |

| **Capital and reserves:** | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Subscribed capital and reserves***) | 41 | 157 | 260 | 265 | 311 | 377 | 454 | 426 | 554 | 554 | 584 | 654 |
| Profit-sharing capital | 0 | 36 | 54 | 54 | 129 | 187 | 243 | 255 | 279 | 284 | 324 | 319 |
| Subordinated liabilities | 0 | 33 | 130 | 130 | 155 | 189 | 244 | 244 | 298 | 297 | 348 | 358 |
| Balance-sheet total: | 1,103 | 11,441 | 17,734 | 25,393 | 35,471 | 45,596 | 55,905 | 58,771 | 69,553 | 70,979 | 74,299 | 79,461 |
| Net interest and commission income: | 5.0 | 48.9 | 74.3 | 98.9 | 125.8 | 149.9 | 168.6 | 161.2 | 170.9 | 187.5 | 213.5 | 234.8 |
| **General operating expenses:** | | | | | | | | | | | | |
| Personnel expenses | 0.8 | 5.0 | 6.2 | 6.9 | 8.4 | 8.0 | 9.3 | 9.8 | 10.6 | 10.8 | 12.1 | 13.7 |
| Other administrative expenses | 0.7 | 2.6 | 3.7 | 4.6 | 5.9 | 7.1 | 8.2 | 8.9 | 9.5 | 9.4 | 11.2 | 11.0 |
| Depreciation on and value adjustments to intangible and fixed assets | 0.1 | 1.9 | 3.3 | 2.2 | 1.6 | 1.5 | 3.2 | 3.5 | 3.4 | 3.0 | 2.2 | 13.0 |
| Operating result: | 5.1 | 23.9 | 42.0 | 55.5 | 78.4 | 105.7 | 120.2 | 98.5 | 108.1 | 112.3 | 118.6 | 128.6 |
| Net income for the year: | 3.1 | 13.1 | 20.5 | 26.9 | 38.7 | 53.0 | 64.8 | 66.7 | 72.3 | 76.2 | 81.2 | 91.0 |
| Allocation to revenue reserves: | 3.1 | 0 | 5.1 | 5.1 | 15.3 | 25.6 | 33.2 | 0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total distribution: | 0.0 | 13.1 | 15.3 | 21.8 | 23.3 | 27.4 | 31.6 | 66.7 | 72.3 | 76.2 | 81.2 | 91.0 |

Notes:*) up to 1991 acc. to old accounting regulations
**) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures without bonds issued by Hypothekenbank in Essen.
***) after deduction of unpaid capital subscriptions in 1993


ESSEN HYP



Company

## Committees

**Board of Managing Directors**

Hubert Schulte-Kemper, Marl, Chairman
Michael Fröhner, Dortmund

**Executive Vice Presidents**

Hans-Jürgen Kröncke, Haltern
Norbert Boddenberg, Essen

**Trustees**

Dieter Eberle, Lawyer, Essen
Dr. rer. pol. Thomas Geer, Essen (since Oct 16, 2001) Deputy
Rolf Dahlmann, Essen (since April 1, 2004) Deputy

**Supervisory Board**

| | |
|---|---|
| Andreas de Maizière<br>Chairman; Member of the Board of Managing<br>Directors, Commerzbank AG, Frankfurt/Main | Berta Schuppli<br>Deputy Chairman, Wiesbaden |
| Erich Labs<br>Hypothekenbank in Essen AG, Essen | Kurt Müller<br>Hypothekenbank in Essen AG, Essen |
| Dr. Eric Strutz<br>Member of the Board of Managing Directors, | Dr. Renate Krümmer<br>Executive Vice President<br>Group Strategy and Controlling, |

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**VDH-Pfandbrief Curve**



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More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG. » more

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Commerzbank AG, Frankfurt/Main

Commerzbank AG, Frankfurt/Main

**Advisory Council**

Dr. Axel Frhr. v. Ruedorffer
Chairman (since March 18, 2004); Member of the Central Advisory Board, Commerzbank AG , Frankfurt/Main

Dr. Friedel Abel
Chairman of the Board of Managing Directors, Hochtief Construction AG, Essen

Harold Hörauf
Member of the Supervisory Board HSBC Trinkaus & Burkhardt KGaA, Düsseldorf

Dr. Hans-Joachim Jacob
Auditor, Darmstadt

Prof. em. Dr. Paul Klemmer,
President of the Verband für Wohnungswesen, Städtebau und Raumordnung e.V., Berlin

Uwe Kruschinski
Member of the Board of Managing Directors, Bankgesellschaft Berlin AG,
Berlin

Hermann Marth
Chairman of the Board of Managing

Directors, RAG Immobilien AG, Essen

Klaus Pohl
General Manager of the Treuhandstelle für Wohnungsunternehmen in Bayern GmbH, Munich

Dr. Udo Scheffel
Chairman of the Executive Board, Bayerische Immobilien AG, Munich

Dr. Wolfgang Schuppli
Lawyer, Wiesbaden

Priv. Doz. Dr. Ulf R. Siebel
Lawyer, Frankfurt/Main

Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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ESSEN HYP



Company

## Branches and Offices

### Head Office

**Essen**
Gildehofstr. 1
D-45127 Essen
Postfach 10 18 61
D-45018 Essen

Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00
Fax Treasury:
+49 2 01 81 35-399

Registered under
HRB Essen No. 7083

E-mail: **info@essenhyp.com**
Internet: **www.essenhyp.com**

### Lending Offices

**Berlin**
Jägerstraße 58
D-10117 Berlin
Tel.: +49 30 81 45 07-10
Fax: +49 30 81 45 07-29
**berlin@essenhyp.com**

**Munich**
Romanstr. 43
D-80639 Munich
Tel.: +49 89 29 16 17 52
Fax: +49 89 29 16 17 54
**muenchen@essenhyp.com**

**Frankfurt**
Westendstr. 19
D-60325 Frankfurt
Tel.: +49 69 17 20 65
**frankfurt@essenhyp.com**

**Hamburg**
Fleethof- Stadthausbrücke 1
D-20355 Hamburg
Tel.: +49 40 32 52 43-00
Fax: +49 40 32 52 43-29
**hamburg@essenhyp.com**

### Representative Offices

**Brussels**
Rue de l'Amazone 2
Amazonestraat 2
Bruxelles B-1050 Brussel
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96
**bruessel@essenhyp.com**

**London**
Commerzbank House
23 Austin Friars
London EC2N 2NB
Great Britain
Tel.: 00 44 20 76 38 09 52
Fax: 00 44 20 76 38 09 53

» www.essenhyp.de
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**VDH-Pfandbrief Curve**



» more

**Credit Research**
Last Update
April 2005
» more

**Economic and Interest Rate Outlook G3**
» more

**3rd Capital Market Conference**
More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG. » more

**Current Financial and Economic Topics**
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

**Interest Rate Forecast Meeting**

**london@essenhyp.com**

**Paris**
9, avenue de Friedland
75008 Paris
France
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39
paris@essenhyp.com

**New York**
375 Park Avenue
26th Floor, Suite 2603
New York, NY 10152
USA
Tel.: +1/212/750 8855
Fax: +1/212/750 8555
newyork@essenhyp.com

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## Company

External Links

- ▷ **Commerzbank - Our Major Shareholder**
- ▷ **VDH - Verband deutscher Hypothekenbanken** (Association of German Mortgage Banks)



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**VDH-Pfandbrief Curve**



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**Credit Research**
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**Economic and Interest Rate Outlook G3**
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**3rd Capital Market Conference**
More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG. » more

**Current Financial and Economic Topics**
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

**Interest Rate Forecast Meeting**

Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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Imprint

Hypothekenbank in Essen Aktiengesellschaft is a stock corporation (Aktiengesellschaft) under German law. The bank has its registered office in Essen/Germany and is incorporated in the German Register of Companies (Handelsregister) under HRB No. 7083. The bank and its business activities are subject to the supervision of the Federal Financial Supervisory Authority (BAFin).



Pursuant to Section 27 (a) of the German Value Added Tax Act (UStG) and Article 22 (1) of the Sixth Council Directive 77/388/EEC of May 17, 1977 on the harmonization of the laws of the Member States relating to turnover taxes, the VAT identification number of Hypothekenbank in Essen AG is DE 119654158.

The server for these sites is located in Essen/Germany.

**Hypothekenbank in Essen Aktiengesellschaft**
Gildehofstraße 1
45127 Essen / Germany
Tel.: +49 201 8135-0
Fax: +49 201 8135-200
▷ E-mail: info@essenhyp.com

**Public Relations Management**
Tel.: +49 201 8135-495
Fax: +49 201 8135-469

**Support Office of the Board of Managing Directors**
Tel.: +49 201 8135-391

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**VDH-Pfandbrief Curve**



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**Credit Research**
Last Update
April 2005
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**Economic and Interest Rate Outlook G3**
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**3rd Capital Market Conference**
More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG. » more

**Current Financial and Economic Topics**
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

**Interest Rate Forecast Meeting**

Fax: +49 201 8135-200

**Board of Managing Directors**
Hubert Schulte-Kemper
Michael Fröhner

We have tasked prompter AG,
Binger Straße 14-16, 55122 Mainz/Germany,
with the credit servicing process, i.e. the granting and management of loans and the administration of the securities that relate to these loans.

For this purpose, we have authorized and empowered prompter AG to carry out any task relating to credit servicing on our behalf, even prior to loan approval. This authorization includes, in particular, the correspondence with notaries public, land registries, authorities and credit institutions, as well as the issuing of declarations in conjunction with our claims, legal charges and other securities.

Since July 2003 the STATER Deutschland GmbH & Co KG, Hochkreuzallee 1, 53175 Bonn, is also responsible for the credit service, i.e. the administration of loans.

**This website has been designed by:**

vE & K Werbeagentur GmbH & Co. KG
Herthastr. 7
45131 Essen / Germany
Tel.: +49 201 43772-0
Fax: +49 201 43772-30
▷ E-mail: **info@ve-k.de**
▷ Internet: **www.ve-k.de**



Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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## Info Pool

Success needs far-sightedness

This is where you will find facts and figures about Hypothekenbank in Essen AG, including our Annual and Interim Reports, which are available for download. If you wish to learn more about Hypothekenbank in Essen AG, just browse through our presentations on our recent roadshows and our last Capital Market Conference.

back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

» www.essenhyp.de
Search: go

**VDH-Pfandbrief Curve**



» more

**Credit Research**
Last Update
April 2005
» more

**Economic and Interest Rate Outlook G3**
» more

**3rd Capital Market Conference**
More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG. » more

**Current Financial and Economic Topics**
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

**Interest Rate Forecast Meeting**

Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.

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ESSEN HYP



## Downloads

These items are available:

- Annual Report 2004 (pdf)
- In the Spotlight: International Real Estate Projects (pdf)
- Interim Report as of September 30, 2004 (pdf)
- Press Release Interim Report as of September 30, 2004 (pdf)
- Annual Report 2003 (pdf)
- Press Release Annual Report 2003 (pdf)
- Annual Report 2002 (pdf)
- Press Release Annual Report (pdf)
- Annual Report 2001 (pdf)
- Press Release Annual Report (pdf)





**VDH-Pfandbrief Curve**



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**Credit Research**
Last Update
April 2005
» more

**Economic and Interest Rate Outlook G3**
» more

**3rd Capital Market Conference**
More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG. » more

**Current Financial and Economic Topics**
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

**Interest Rate Forecast Meeting**

Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.

» more


ESSEN HYP

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## Impressions

- Impressions of our Annual Reception on March 17, 2005

- **23.06.2004, John F. Kennedy Library, Boston**
- 21.06.2004, Mandarin Oriental, New York

- 16.02.2004, Commerzbank-Tower, Frankfurt
- **26.01.2004, Hotel Principe di Savoia, Milano**
- **13.01.2004, Szépmüvészeti Múzeumba, Budapest**
- **28.11.2003, Grand Hôtel Intercontinental, Paris**
- **27.11.2003, Victoria and Albert Museum, London**
- **21.11.2003, Fundacion Real Fábrica de Tapices, Madrid**

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» www.essenhyp.de
Search: go

**VDH-Pfandbrief Curve**



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**Credit Research**
Last Update
April 2005
» more

**Economic and Interest Rate Outlook G3**
» more

**3rd Capital Market Conference**
More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG. » more

**Current Financial and Economic Topics**
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

**Interest Rate Forecast Meeting**

Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.

» more


ESSEN HYP

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Investor Relations

Credit Research

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## Capital Market Conference

### 3rd Capital Market Conference

More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG in the premises of the 'Messe Essen'. The issues dealt with this year included current trends in securitization, bond market developments, Pfandbrief ratings and European monetary policy. As during our previous conferences, we had interesting discussions about the present and future standing of the Pfandbrief on the national, European and worldwide capital markets. The conference participants – capital market executives, analysts, research and investment specialists, experts and investors from all over the world – once again benefited from the transfer and sharing of knowledge.

▷ Impressions 3rd Capital Market Conference

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» www.essenhyp.de

Search: go

**VDH-Pfandbrief Curve**



» more

**Credit Research**
Last Update
April 2005
» more

**Economic and Interest Rate Outlook G3**
» more

**3rd Capital Market Conference**
More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG. » more

**Current Financial and Economic Topics**
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

**Interest Rate Forecast Meeting**

Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.

» more


ESSEN HYP



**Infopool**

Disclaimer

## Legal Information

The information and statements contained in the web sites of Hypothekenbank in Essen AG have been carefully reviewed and/or obtained from unchecked publicly accessible sources we believe to be reliable. However, we have only checked the information obtained from these sources for plausibility and not for accuracy. Despite all care, Hypothekenbank in Essen AG does not assume any liability or guarantee for the timeliness, completeness and accuracy of the information provided on its web sites. The same applies to information obtained from other web sites, which can be accessed via hyperlinks. Hypothekenbank in Essen AG assumes no responsibility for the contents of such web sites.

No advice

The data contained in our web sites and/or the publications available for download do not include all material information that would be required for an investment decision. They merely constitute non-binding statements and views about markets and products believed to be correct at the time of publication. In particular, the information does not constitute an offer in the legal sense of the term.

Use of our web site

Contents and structure of the web sites of Hypothekenbank in Essen AG are copyright protected. Any reproduction or use of information or data content requires the prior written approval of Hypothekenbank in Essen AG.

## Privacy Policy

Privacy statement

This privacy statement applies to **www.essenhyp.de** and **www.essenhyp.com**, the web sites of Hypothekenbank in Essen AG. As

» www.essenhyp.de

Search: go

**VDH-Pfandbrief Curve**



» more

**Credit Research**

Last Update

April 2005

» more

**Economic and Interest Rate Outlook G3**

» more

**3rd Capital Market Conference**

More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG. » more

**Current Financial and Economic Topics**

Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

**Interest Rate Forecast Meeting**

the owner of these sites, Hypothekenbank in Essen AG is responsible for their contents. The pages of our web sites may contain links to other content providers inside or outside of Hypothekenbank in Essen AG to whom this privacy statement does not apply. Personal data received via the web sites of Hypothekenbank in Essen AG will only be collected, processed and used in accordance with the provisions of German data protection and privacy laws.

**How will personal data and information received from you be used?**
Various types of personal data and other information result from our web sites. We will use this data as follows:

- If you send us a message or give us instructions online (e.g. you order a copy of our Annual Report), we will use the data submitted by you only for the purpose of processing your request.
- If you register for a certain service (e.g. an e-mail newsletter), we will use the personal data received from you only to the extent that this is required for providing such service.
- We keep anonymous records of the hits our web sites receive. These records are evaluated for statistical purposes, in order to analyze and continually improve the navigation structure of our web sites.
  Depending on the access protocol the following information will be included in the log file:
  - IP address of the remote computer
  - date and time of the request
  - information submitted by the remote computer (e.g. file name)
  - access status of the web server (file transferred, file not found, command not processed etc.)
  - name of the requested file
  - URL from which the file was requested and/or the requested service was accessed
  - information about the web browser used

**Who will process and have access to the personal data and information received from you?**
Your enquiries and messages will be processed by employees of Hypothekenbank in Essen AG. The technical implementation of our web

Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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sites is the responsibility of an external service provider. This service provider has undertaken to process any and all personal data and information received via our web sites only in accordance with the instructions of Hypothekenbank in Essen AG. We will not pass on any personal data and information received from you to third companies.

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ESSEN HYP

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## Infopool

Press

Contact: Dr. Kerstin Büteführ
Tel.: +49/201/8135-626, Fax: +49/201/8135-135
**kerstin.buetefuehr@essenhyp.com**

- **Press Release "Interest Rate Forecast Meeting of Essen Hyp with Prof. Peter Bofinger" (as of March 22, 2005 - PDF)**
- **Press Release "Business results 2004" (as of March 18, 2005 - PDF)**
- **Press Release "Essen Hyp and Dr. Helmut Kohl in Moscow" (as of March 7, 2005 - PDF)**
- **Public-sector Pfandbrief rating upgraded (as of February 17, 2005 - PDF)**
- **Press Release "Essen Hyp and Dr. Helmut Kohl: Taking the Pfandbrief around the world" (as of February 16, 2005 - PDF)**
- **Press Release "Interest rates at an all-time low" (as of February 9, 2005 - PDF)**
- **Press Release "Hypothekenbank in Essen AG continues to grow" (as of January 27, 2005 - PDF)**
- **Press Release "Public-Sector Global Pfandbrief of Essen Hyp successfully placed" (as of November 11, 2004 - PDF)**
- **Press Release of Hypothekenbank in Essen AG concerning the Interim Report (as of September 30, 2004 - PDF)**
- **Download picture (jpg 1.8 Mbyte) of Hubert Schulte-Kemper, Chairman of the Board of Managing Directors**

» www.essenhyp.de
Search: go

**VDH-Pfandbrief Curve**



» more

**Credit Research**
Last Update
April 2005
» more

**Economic and Interest Rate Outlook G3**
» more

**3rd Capital Market Conference**
More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG. » more

**Current Financial and Economic Topics**
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

**Interest Rate Forecast Meeting**

back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more


ESSEN HYP

Home

Investor Relations

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Online Contact

## Contact

**Chairman of the Board of Managing Directors Hubert Schulte-Kemper**

Secretariat:
Tel.: +49 201 8135-301
Tel.: +49 201 8135-302

**Member of the Board of Managing Directors Michael Fröhner**

Secretariat:
Tel.: +49 201 8135-311

**Treasury**

Secretariat:
Tel.: +49 201 8135-361
Tel.: +49 201 8135-362

**Real Estate Finance Transaction Management**

Secretariat:
Tel.: +49 201 8135-451

**Corporate Management**

Secretariat:
Tel.: +49 201 8135-361

**Legal Department**

Secretariat:
Tel.: +49 201 8135-484

**National Real Estate Finance Marketing**

Secretariat:
Tel.: +49 201 8135-636

**Accounting and Taxes**

Secretariat:
Tel.: +49 201 8135-601

**International Real Estate Finance Marketing**

Secretariat:
Tel.: +49 201 8135-632

**Transaction Banking**

Secretariat:
Tel.: +49 201 8135-601

Whether criticism, suggestions, wishes or questions - there are lots of

» www.essenhyp.de

Search: go

**VDH-Pfandbrief Curve**



» more

**Credit Research**
Last Update
April 2005
» more

**Economic and Interest Rate Outlook G3**
» more

**3rd Capital Market Conference**
More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG. » more

**Current Financial and Economic Topics**
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

**Interest Rate Forecast Meeting**

reasons to send us an e-mail. Above all we welcome each response!

▷ **Contact**

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Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.

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## Contact

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» www.essenhyp.de
Search: go

**VDH-Pfandbrief Curve**



» more

**Credit Research**
Last Update
April 2005
» more

**Economic and Interest Rate Outlook G3**
» more

**3rd Capital Market Conference**
More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG. » more

**Current Financial and Economic Topics**
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

**Interest Rate Forecast Meeting**

Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more